As filed with the Securities and Exchange Commission on April 10, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NEW WORLD RESTAURANT GROUP, INC.*
(Exact name of registrant as specified in its charter)

Delaware	5812	13-3690261
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1687 Cole Boulevard
Golden, Colorado 80401
(303) 568-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jill B. W. Sisson, Esq.
General Counsel and Secretary
New World Restaurant Group, Inc.
1687 Cole Boulevard
Golden, Colorado 80401
(303) 568-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:

Mashenka Lundberg, Esq. Holme Roberts & Owen LLP 1700 Lincoln Street, Suite 4100 Denver, Colorado 80203 (303) 861-7000	Michael Kaplan, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to public:  As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _ _

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _ _

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _ _

CALCULATION OF REGISTRATION FEE

Proposed Maximum
	Aggregate Offering	Amount of
Title of Each Class of Securities to be Registered	Price(1)(2)	Registration Fee
Common Stock, par value $0.001 per share	$125,000,000	$3,837.50
Series A Junior Participating Preferred Stock purchase rights	Not applicable	Not applicable

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(2)	Including shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*	To be renamed Einstein Noah Restaurant Group, Inc. prior to the commencement of the offering.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued April 10, 2007

           Shares

Einstein Noah Restaurant Group, Inc.

COMMON STOCK

Einstein Noah Restaurant Group, Inc. (formerly New World Restaurant Group, Inc.) is offering           shares of its common stock. Prior to this offering our stock has been quoted in the Pink Sheets under the symbol “NWRG.PK”, but the market for our shares has been somewhat inactive and illiquid from time to time. We anticipate that the initial offering price will be between $      and $      per share.

We have applied to list the common stock on the Nasdaq Global Market under the symbol “BAGL”.

Investing in the common stock involves risks. See “Risk Factors” beginning on page 10.

PRICE $           A SHARE

Underwriting
		Discounts and	Proceeds to
	Price to Public	Commissions	Company

Per share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase an additional           shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on          , 2007.

Joint Book-Running Managers

MORGAN STANLEY	COWEN AND COMPANY

PIPER JAFFRAY

             , 2007

THE BEST ARGUMENT FOR BREAKFAST HAS HOLES IN IT
EINSTEIN BROS BAGELS
anything but routine
EINSTEIN BROS BAGELS
GIVE YOUR DAY SOMETHING TO LIVE UP TO
EINSTEIN BROS BAGELS
anything but routine

You may rely on the information contained in this prospectus. Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus and any free writing prospectus we provide you with. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer of solicitation is unlawful.

We have not taken any action to permit a public offering of the shares of our common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

Trademarks, copyrights and other intellectual property owned or licensed by us or our subsidiaries appear in italics the first time that they are referred to in this prospectus. All other trademarks appearing in this prospectus are the property of their respective owners.

i

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and our consolidated financial statements and accompanying notes. Any references to “New World,” “we,” “us” or “our” refer to New World Restaurant Group, Inc. and our subsidiaries. Subject to the approval of our stockholders at our 2007 annual meeting, we expect to change our name to Einstein Noah Restaurant Group, Inc. on or about May 3, 2007. The “Einstein Bros./Noah’s acquisition” refers to our June 2001 acquisition of substantially all of the assets of Einstein/Noah Bagel Corp. and its majority-owned subsidiary, Einstein/Noah Bagel Partners.

NEW WORLD RESTAURANT GROUP, INC.

Our Company

We are the largest owner/operator, franchisor and licensor of bagel specialty restaurants in the United States. We have approximately 600 restaurants in 36 states and the District of Columbia under the Einstein Bros. Bagels®, Noah’s New York Bagels® and Manhattan Bagel® brands. As a leading fast-casual restaurant chain, our restaurants specialize in high quality foods for breakfast, lunch and afternoon snacks in a café atmosphere with a neighborhood emphasis. Collectively, our concepts span the nation with Einstein Bros. restaurants in 33 states and the District of Columbia, Noah’s restaurants in three states on the West Coast and Manhattan Bagel restaurants concentrated in the Northeast. Our Einstein Bros. and Noah’s restaurants are company-owned or licensed, while Manhattan Bagel restaurants are predominantly franchised.

Our product offerings include fresh bagels and other bakery items baked on-site, made-to-order breakfast and lunch sandwiches on a variety of bagels and breads, gourmet soups and salads, decadent desserts, premium coffees and an assortment of snacks. Our manufacturing and commissary operations prepare and assemble consistent, high quality ingredients that are delivered fresh to our restaurants through our network of independent distributors.

Our Industry and Segment

We compete in the fast-casual segment of the restaurant industry. Fast-casual restaurants are a hybrid of traditional fast-food restaurants and full-service restaurants, offering key attributes of both categories. Fast-casual offers accessibility, low prices (with average checks under $10) and fast service, similar to fast-food restaurants. However, fast-casual also offers high quality food, made-to-order products and upscale décor more in keeping with full-service restaurants. Fast-casual restaurants tend to do their highest sales volume during the day, as opposed to dinner-centric full-service restaurants, and have higher average checks than traditional fast-food restaurants. The fast-casual segment has been growing more rapidly than the overall restaurant industry. A 2006 study by Technomic, Inc., an independent national consulting and research firm, reported that the fast-casual segment grew by approximately 15.1% over the 2004-2005 period. According to Technomic, the bakery café sub-segment, in which we compete, is the largest and one of the most rapidly growing fast-casual sub-segments.

Our Competitive Strengths

Fresh and Innovative Menu Offerings

Our restaurants offer a wide variety of made-to-order menu items using high quality, fresh ingredients. In keeping with our baking heritage, the menu at a typical Einstein Bros. or Noah’s company-owned restaurant features a wide variety of fresh bagels, muffins and cookies, which are baked on site at each restaurant to ensure the freshest products for our guests. We seek out local produce sources and, when possible, natural products to help ensure the freshness and quality of our menu offerings. To ensure our menu remains distinctive and innovative, our product development team continually evaluates and tests new products.

Leader in the Breakfast Daypart

We are a leader among fast-casual restaurant companies serving the breakfast daypart, based on both size and guest preference. In addition to being the largest owner/operator, franchisor and licensor of bagel specialty restaurants in the United States, over 60% of our sales were made during the breakfast daypart in 2006. We believe our success has been driven by our fresh, innovative offerings and more sophisticated alternatives for breakfast than those provided by fast-food restaurants or coffee cafés.

Prominent Brands with a Neighborhood Presence

Einstein Bros., Noah’s and Manhattan Bagel are well-established brands that collectively span the nation. In an unaided awareness study commissioned by us and conducted in November 2005, when respondents were asked to name a “bagel place,” 53% of those who answered the survey named Einstein Bros. Despite our large size, we believe our restaurants maintain a comfortable and cozy neighborhood atmosphere valued by our guests. We strive to create a warm and inviting environment in which our guests want to relax and “hang-out.”

Demonstrated Financial Performance

Our financial performance has improved steadily since the fourth quarter of 2003, when we began a restructuring program that included closing under-performing restaurants, enhancing our core brands, improving our margins and expanding our menus. Highlights of our financial performance include:

•	We have reported nine consecutive quarters of positive comparable store sales;

•	In 2006, our restaurant operating profit and our Adjusted EBITDA reached $73.5 million and $41.8 million, respectively, representing growth of 26.1% and 75.5%, respectively, since 2003;

•	In the first quarter of 2006, we completed a debt refinancing which resulted in cash interest savings of approximately $3.6 million on an annualized basis for 2006; and

•	We expect to realize approximately $ million in cash interest savings on an annualized basis for 2007 resulting from the repayment of debt from the proceeds of this offering and an amendment to our remaining indebtedness which we expect to close concurrently with this offering.

Disciplined, Results-Oriented Team

We have assembled a seasoned management team with significant operating experience. Our management team has employed a “back-to-basics” approach focusing on profitability and has successfully improved restaurant operations through quality assurance programs, implemented new management information systems, and created a low-cost supply chain with strategically located commissary and manufacturing operations.

Our Strategy

Expand Sales and Profitability at Our Existing Restaurants

Enhanced Menu to Capture Multiple Dayparts.  We have enhanced our menu offerings at Einstein Bros. and Noah’s restaurants to attract more guests to our restaurants across multiple dayparts. In addition to leveraging popular menu items across concepts, we have introduced 13 new lunch items and ten items for the afternoon daypart in the past year. As we have expanded our menu, we have refined its layout to simplify the presentation while highlighting the breadth of our offerings.

Increased Focus on Guest Service and Hospitality.  We believe exceptional guest service will foster repeat business and increase the frequency of return visits. We encourage superior hospitality by training our general managers to be out in the front of our restaurants greeting guests and making them feel welcome. A significant portion of our general managers’ bonus compensation is contingent upon their providing exceptional guest service.

Upgrade Selected Restaurants.  Our new Einstein Bros. restaurant prototype provides superior merchandising and improved functionality, resulting in increased throughput in our restaurants. This new restaurant format provides better service flow for our guests including a more user-friendly menu layout, self-service coolers to drive impulse purchases, an expanded coffee bar and a separate station for quick “to go” items. We upgraded 23 restaurants in 2006, which have experienced an average 8% increase in sales following the upgrade. We expect to upgrade approximately 25 more restaurants in 2007 and to continue to upgrade additional restaurants in future years.

Increase Restaurant Sales through Catering.  We believe catering is an effective way to leverage our existing restaurant infrastructure with little or no additional capital investment and to expose more people to our food and our brands. We have assembled a dedicated staff of catering managers and specialists to more effectively target businesses that frequently utilize catering. We have catering operations in thirteen major markets and plan on adding catering specialists in approximately five additional markets during 2007.

Open New Profitable Restaurants

Company-owned Restaurants.  We are planning to open new company-owned restaurants under the Einstein Bros. and Noah’s brands, seeking to increase our market penetration in our most attractive existing markets. Recently opened restaurants following our new prototype typically generate higher AUVs than our existing restaurant base. In 2007, we plan to open a total of 11 to 15 new company-owned restaurants.

Licensed and Franchised Restaurants.  We are planning to increase our geographic footprint and guest recognition of our brands through a significant expansion of licensed and franchised restaurants. This strategy allows us to generate additional revenues without incurring significant additional expense, capital commitments or many of the other risks associated with opening new company-owned restaurants.

•	Licensed Restaurants. At the end of 2006, we had 96 licensed restaurants throughout the United States, located primarily in airports, colleges and universities, hospitals, military bases and on turnpikes. We have license relationships with Aramark, Sodexho, AAFES, HMS Host, Compass and CA1. We opened 29 new licensed restaurants in 2006 and currently are planning to open 35 to 50 new licensed restaurants in 2007.

•	Franchised Restaurants. We intend to leverage our franchising experience with the Manhattan Bagel brand to begin franchising our Einstein Bros. brand and expand the current Manhattan Bagel franchise system. We have identified specific markets in which we intend to grow through franchising and are currently in discussions with several parties to develop these markets.

Our Equity Sponsor

Greenlight Capital L.L.C. and its affiliates, or Greenlight, beneficially own approximately 94% of our outstanding common stock as of March 27, 2007. Founded in 1996, Greenlight is a New York-based investment management firm which manages a series of value-oriented alternative investment vehicles specializing in publicly-traded U.S. securities. Greenlight currently manages in excess of $4.0 billion in assets. Greenlight was an investor in our bonds from January 2001 until February 2006, and currently holds a $25.0 million subordinated note. Greenlight became our majority stockholder in September 2003 in connection with our equity restructuring, acquiring beneficial ownership of 92% of our outstanding common stock. In June 2006, Greenlight acquired additional shares of our common stock through the exercise of warrants resulting in Greenlight beneficially owning approximately 94% of our outstanding common stock. Greenlight is not selling any of its shares of our common stock in this offering. Upon completion of the offering, Greenlight will beneficially own approximately  % of our outstanding common stock.

Our History

We opened our first company-owned restaurant in New York in 1993 and became a significant franchisor of bagel specialty restaurants and a bagel manufacturer by purchasing Manhattan Bagel in 1998. In 2001, we acquired the assets of Einstein/Noah Bagel Corp., which operated approximately 460 company-owned restaurants under two brands — Einstein Bros. and Noah’s — as well as an additional bagel manufacturing facility. To finance the Einstein Bros./Noah’s acquisition, we issued a substantial amount of short-term debt and preferred equity. We then completed a series of transactions aimed at simplifying and rationalizing our capital structure culminating in an equity restructuring in September 2003. Our current management team assumed their respective roles in 2003 and has focused on streamlining our restaurant operations and capital structure to provide a foundation for future growth. Since that time, we have closed 61 company-owned restaurants and 154 licensed and franchised restaurants that did not meet our performance standards. Einstein Bros., Noah’s and Manhattan Bagel are our core brands and we have taken steps to enhance these brands, improve our margins and diversify our menus. Based upon our improved financial condition and favorable market conditions, in early 2006 we completed a significant refinancing of our debt on substantially improved terms.

Debt Facilities

Concurrently with this offering, we intend to amend our existing revolving credit facility and our existing first lien term loan facility and to pay off in full our existing second lien term facility as well as our existing subordinated note held by Greenlight. As part of this amendment, we expect to increase the amount of our revolving credit facility to $20.0 million and decrease the amount of our term loan to a principal amount of $70.0 million or less. In addition, we expect to obtain a commitment for an incremental term loan in an aggregate principal amount of up to $57.0 million which may be used by us if needed solely for the purpose of redeeming the zero coupon Series Z preferred stock which is not due until June 2009. The closing of this offering is not conditioned on the amendment of our existing indebtedness.

Our Fiscal Year and Corporate Information

We have a 52 or 53-week fiscal year ending on the Tuesday closest to December 31. Fiscal years 2002, 2003, 2004 and 2006 contained 52 weeks, while fiscal year 2005 contained 53 weeks. Throughout this prospectus, we refer to our fiscal years as set forth below:

Fiscal Year Ended	Reference in this Prospectus

December 31, 2002	2002
December 30, 2003	2003
December 28, 2004	2004
January 3, 2006	2005
January 2, 2007	2006

We are a Delaware corporation organized in November 1992, and our principal executive offices are located at 1687 Cole Boulevard, Golden, Colorado 80401. The telephone number of our principal executive offices is (303) 568-8000. We maintain a website at www.NewWorldRestaurantGroup.com, on which we post all reports we file with the Securities and Exchange Commission, along with our key corporate governance documents, including our board committee charters and our code of ethics. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

Key Definitions

Adjusted EBITDA is calculated by excluding the following items from EBITDA:

•	Loss (gain) on sale, disposal or abandonment of assets, net;

•	Charges (adjustments) of integration and reorganization cost;

•	Impairment charges and other related costs;

•	Other income;

•	Prepayment penalty upon redemption of $160 million notes;

•	Write-off of debt issuance costs upon redemption of $160 million notes;

•	Stock based compensation expense;

•	Gain on investment in debt securities;

•	Cumulative change in fair value of derivatives; and

•	Loss on exchange of Series F preferred stock due to equity restructuring.

We provide a reconciliation of Adjusted EBITDA to net loss and net cash provided by (used in) operating activities (the most directly comparable financial measures presented in accordance with U.S. generally accepted accounting principles), and discuss our uses of, and the limitations associated with the use of, Adjusted EBITDA in footnote 4 to “Summary Historical Financial and Operating Data.” Our loan agreement uses Adjusted EBITDA, further adjusted to exclude certain legal costs relating to matters which have since concluded, in various financial covenants.

Average Unit Volume, or AUV, represents the average annual restaurant sales for restaurants open for a full year.

Comparable store sales represent the change in period-over-period sales for the comparable restaurant base. Comparable store sales include company-owned restaurants only and represent sales at restaurants that were open for one full year and have not been relocated or closed during the current year. Comparable store sales are also referred to as “same-store” sales and as “comp sales” within the restaurant industry.

EBITDA is defined as net loss before depreciation, amortization, interest expense and the provision for (benefit from) income taxes.

Par-baked bagels are bagels that are partially baked and then flash frozen at the manufacturing facility. The baking process is then completed at the location where the bagels are sold.

Restaurant operating profit is restaurant sales minus restaurant cost, and excludes amortization and depreciation.

THE OFFERING

Common stock offered by us	shares.

Common stock to be outstanding after this offering	shares ( shares if the underwriters exercise their over-allotment option in full).

Voting rights	One vote per share.

Over-allotment option	We have granted the underwriters a 30-day option to purchase up to additional shares at the initial public offering price less underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock. If the underwriters exercise their option in full, we intend to use the net proceeds from the purchase of the over-allotment shares to further repay our existing indebtedness.

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million (net of estimated underwriting discounts and commissions and estimated offering expenses payable by us). We intend to use the proceeds from this offering to repay our $25.0 million subordinated note and our $65.0 million second lien term loan in full and to repay $ million of our $80.0 million first lien term loan. Concurrently with this offering, we intend to amend our first lien term loan facility and our revolving credit facility. A $1.00 change in the per share offering price would change net proceeds by approximately $ million and would increase (decrease) our repayment of debt by a corresponding amount. See “Use of Proceeds.”

Risk factors	We face a number of competitive challenges and potential risks, as discussed in “Risk Factors.” and elsewhere in this prospectus. You should carefully consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	BAGL

The number of shares of common stock to be outstanding after this offering is based on 10,612,227 shares of our common stock outstanding as of March 27, 2007. Except where we state otherwise, the common stock information we present in this prospectus is based on shares outstanding and excludes, as of March 27, 2007:

•	1,216,504 shares of common stock issuable upon exercise of stock options outstanding under our 1994 Stock Option Plan, our 1995 Directors’ Stock Option Plan, our Executive Employee Incentive Plan (including 124,250 shares of common stock issuable upon exercise of stock options granted in February 2007 which will vest if this offering is completed prior to December 31, 2007) and our Stock Option Plan for Independent Directors, of which 634,739 shares are exercisable as of March 27, 2007; and

•	133,000 shares of common stock issuable upon exercise of stock appreciation rights grants pursuant to our Stock Appreciation Rights Plan, of which no stock appreciation rights are exercisable as of March 27, 2007.

Except as otherwise indicated or required by context, all information in this prospectus assumes that:

•	the underwriters will not exercise their option to purchase additional shares to cover over allotments; and

•	the initial offering price is $ per share, the midpoint of the range set forth on the cover page of this prospectus.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following table presents selected historical financial and operating data for the fiscal years ended December 31, 2002, December 30, 2003, December 28, 2004, January 3, 2006 and January 2, 2007. The financial information, excluding other data, for the fiscal years ended December 31, 2002 and December 30, 2003 is derived from our audited consolidated financial statements, which are not included in this prospectus. The financial information, excluding other data, for the fiscal years ended December 28, 2004, January 3, 2006 and January 2, 2007 is derived from our audited consolidated financial statements appearing elsewhere in this prospectus.

	Fiscal Years Ended(1):
	Dec 31, 2002	Dec 30, 2003	Dec 28, 2004	Jan 3, 2006	Jan 2, 2007
	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)
	(in thousands of dollars, except per share data and as otherwise indicated)

Statement of Operations Data:
Total revenues	$398,650	$383,306	$373,860	$389,093	$389,962
Cost of sales	321,506	317,690	306,661	315,391	311,330

Gross profit	77,144	65,616	67,199	73,702	78,632
General and administrative expenses	42,640	41,794	32,755	36,096	37,484
Depreciation and amortization	35,047	34,013	27,848	26,316	16,949
Loss (gain) on sale, disposal or abandonment of assets, net	—	(558)	1,557	314	493
Charges (adjustments) of integration and reorganization costs	4,194	2,132	(869)	5	—
Impairment charges and other related costs	—	5,292	450	1,603	2,268

Income (loss) from operations	(4,737)	(17,057)	5,458	9,368	21,438
Interest expense, net	42,883	34,184	23,196	23,698	19,555
Prepayment penalty upon redemption of $160 million notes	—	—	—	—	4,800
Write-off of debt issuance costs upon redemption of $160 million notes	—	—	—	—	3,956
Provision (benefit) for income taxes	366	812	(49)	—	—
Dividends and accretion on preferred stock	(27,594)	(14,423)	—	—	—
Net loss available to common stockholders	$(72,488)	$(87,944)	$(17,405)	$(14,018)	$(6,868)
Per Share Data:
Weighted average number of common shares outstanding — basic and diluted	1,313,760	3,873,284	9,842,414	9,878,665	10,356,415
Net loss available to common stockholders per share — basic and diluted	$(55.18)	$(22.71)	$(1.77)	$(1.42)	$(0.66)
Cash dividends declared	—	—	—	—	—
Other Data:
Capital expenditures	$5,172	$6,921	$9,393	$10,264	$13,172 (2)
Number of restaurants at end of period	747	735	689	626	598
Licensed and franchised restaurants	287	271	236	191	182
Company-owned restaurants	460	464	453	435	416
Percent increase (decrease) in comparable store sales for company-owned restaurants(3)	1.9%	(3.5)%	(1.9)%	5.2%	4.5%
Adjusted EBITDA(4)	$34,621	$23,822	$34,512	$37,675	$41,802

(1)	We have a 52/53-week fiscal year ending on the Tuesday closest to December 31. Fiscal years 2002, 2003, 2004 and 2006 which ended on December 31, 2002, December 30, 2003, December 28, 2004 and January 2, 2007, respectively, contained 52 weeks, while fiscal year 2005, which ended on January 3, 2006, contained 53 weeks.
(2)	Excludes fixed asset purchases of approximately $4.3 million for which payment had not occurred as of January 2, 2007.
(3)	Comparable store sales is calculated for Einstein Bros. and Noah’s company-owned restaurants open as of the beginning of the previous fiscal period as compared to the same restaurant base over a comparable period of time.
(4)	EBITDA is defined as net loss before depreciation, amortization, interest expense and the provision for (benefit from) income taxes. To calculate Adjusted EBITDA, we exclude the following items from EBITDA:

•	Loss (gain) on sale, disposal or abandonment of assets, net;
•	Charges (adjustments) of integration and reorganization cost;
•	Impairment charges and other related costs;
•	Other income;
•	Prepayment penalty upon redemption of $160 million notes;
•	Write-off of debt issuance costs upon redemption of $160 million notes;
•	Stock based compensation expense;
•	Gain on investment in debt securities;
•	Cumulative change in fair value of derivatives; and
•	Loss on exchange of Series F preferred stock due to equity restructuring.

We believe that the presentation of Adjusted EBITDA provides useful information to investors regarding our operational performance because it enhances an investor’s overall understanding of the financial performance and prospects for the future of our business. Specifically, we believe that reporting Adjusted EBITDA provides consistency in our financial reporting and provides a basis for the comparison of results of core business operations between our current, past and future periods. Adjusted EBITDA is one of the primary indicators management uses for planning and forecasting in future periods, including trending and analyzing the operating performance of our business from period-to-period without the effect of expenses, revenues and gains (losses) that are unrelated to the day-to-day performance of our business.

We use Adjusted EBITDA to benchmark the performance of our business against expected results, to analyze year-over-year trends, and to compare our operating performance to that of our competitors. Adjusted EBITDA is useful because it does not include such costs as interest expense, income taxes, depreciation and amortization expense and special charges, which may vary from period-to-period depending upon various factors, including the method used to finance the business or the amount of debt that we have determined to incur. These types of charges are dependent on factors unrelated to our underlying business. As a result, we believe that the use of Adjusted EBITDA provides a meaningful and consistent comparison of our underlying business between periods by eliminating certain items which do not impact our approach to managing our business.

We also use Adjusted EBITDA as a basis to determine compliance with our debt covenants and assess our ability to borrow additional funds to finance or expand our operations. Our loan agreements use a measure similar, in all material respects, to Adjusted EBITDA as the basis for determining compliance with our financial covenants, specifically our leverage and coverage ratios and for determining the interest rate of our first lien term loan.

Despite the importance of these measures in analyzing our underlying business, maintaining our financial requirements, designing incentive compensation and for our goal setting, Adjusted EBITDA is not a recognized term under GAAP and does not purport to be an alternative to income (loss) from operations, an indicator of cash flow from operations or a measure of liquidity. Our Adjusted EBITDA measure has its limitation as an analytical tool, and it should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	it does not reflect changes in, or cash requirements for, our working capital needs;
•	it does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
•	it does not reflect any income tax payments we may be required to make;
•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;
•	it does not reflect the impact on net income of charges resulting from certain matters we consider not to be indicative of our on-going operations; and
•	other companies in our industry may calculate these measures differently than we do, which may limit their usefulness as comparative measures.

We compensate for these limitations by using them only to supplement net loss on a basis prepared in conformance with GAAP in order to provide a more complete understanding of the factors and trends affecting our business. We strongly encourage investors to consider net loss determined under GAAP as compared to Adjusted EBITDA, and to perform their own analysis, as appropriate.

The following tables provide reconciliations from our net loss and cash flows provided by (used in) operating activities, which are the most directly comparable financial measures presented in accordance with U.S. generally accepted accounting principles, for the periods indicated:

	Fiscal Years Ended:
Reconciliation of Net Loss to Adjusted EBITDA:	2002	2003	2004	2005	2006
	(in thousands of dollars)

Net loss (before dividends and accretion on preferred stock)	$(44,894)	$(73,521)	$(17,405)	$(14,018)	$(6,868)
Interest expense, net	42,883	34,184	23,196	23,698	19,555
Provision for (benefit from) income taxes	366	812	(49)	—	—
Depreciation and amortization	35,047	34,013	27,848	26,316	16,949

EBITDA	$33,402	$(4,512)	$33,590	$35,996	$29,636

Adjustments as defined in the loan agreements:
Loss (gain) on sale, disposal or abandonment of assets, net	—	(558)	1,557	314	493
Charges (adjustments) of integration and reorganization cost	4,194	2,132	(869)	5	—
Impairment charges and other related costs	—	5,292	450	1,603	2,268
Other income	(322)	(172)	(284)	(312)	(5)
Prepayment penalty upon redemption of $160 million notes	—	—	—	—	4,800
Write-off of debt issuance costs upon redemption of $160 million notes	—	—	—	—	3,956
Stock based compensation expense	117	—	68	69	654
Gain on investment in debt securities	(2,537)	(374)	—	—	—
Cumulative change in the fair value of derivatives	(233)	(993)	—	—	—
Loss on exchange of Series F preferred stock due to equity restructuring	—	23,007	—	—	—

Adjusted EBITDA	$34,621	$23,822	$34,512	$37,675	$41,802

Reconciliation of Net Cash Provided by (Used in)	Fiscal Years Ended:
Operating Activities to Adjusted EBITDA:	2002	2003	2004	2005	2006
	(in thousands of dollars)

Net cash provided by (used in) operating activities	$(6,670)	$2,015	$11,110	$2,075	$13,996
Adjustments as defined in the loan agreement:
Changes in operating assets and liabilities	14,918	(4,012)	2,565	13,904	5,997
Recovery of (provision for) losses on accounts receivable	(639)	(1,815)	(177)	158	(133)
Amortization of debt issuance and debt discount costs	(10,605)	(3,138)	(1,849)	(1,848)	(817)
Interest expense, net	42,883	34,184	23,196	23,698	19,555
Prepayment penalty upon redemption of $160 million notes	—	—	—	—	4,800
Other income	(322)	(172)	(284)	(312)	(5)
Paid-in-kind interest	—	—	—	—	(1,591)
Notes issued as paid-in-kind interest on bridge loan	(3,526)	(395)	—	—	—
Issuance of standstill and step-up warrants	—	(3,132)	—	—	—
Greenlight interest	(1,784)	(1,025)	—	—	—
Reduction in bridge loan due to equity restructuring	—	500	—	—	—
Provision for (benefit from) income taxes	366	812	(49)	—	—

Adjusted EBITDA	$34,621	$23,822	$34,512	$37,675	$41,802

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the following risk factors, in addition to the other information in this prospectus, before deciding to invest in our common stock. Any of these risks may have a material adverse effect on our business, financial condition, results of operations and cash flows. In that case, the trading price of our common stock could decline and you may lose all or part of your investment.

Risk Factors Relating to Our Business and Our Industry

Failure to protect food supplies and adhere to food safety standards could result in food-borne illnesses and/or injuries to our guests.

Food safety is the most significant risk to any company that operates in the restaurant industry. It is the focus of increased government regulatory initiatives at the local, state and federal levels.

Failure to protect our food supply or enforce food safety policies, such as proper food temperatures and adherence to shelf life dates, could result in food-borne illnesses and/or injuries to our guests. Instances of food-borne illness, including listeriosis, salmonella and e-coli, whether or not traced to our restaurants, could reduce demand for our menu offerings. If any of our guests become ill from consuming our products, the affected restaurants may be forced to close. An instance of food contamination originating from one of our restaurants, our commissaries or suppliers, or our manufacturing plant could have far-reaching effects, as the contamination could affect substantially all of our restaurants. In addition, product contamination or recalls may cause our guests to cease frequenting our restaurants based on fear of such illnesses.

Changes in consumer preferences and discretionary spending priorities could harm our financial results.

Numerous factors including changes in consumer tastes and discretionary spending priorities often affect restaurants. Shifts in consumer preferences away from our type of cuisine and/or the fast-casual style could have a material adverse effect on our results of operations. Dietary trends, such as the consumption of food low in carbohydrate content have, in the past, and may, in the future, negatively impact our sales.

Changes in our guests’ spending habits could also have a material adverse effect on our sales. A variety of factors could affect discretionary consumer spending, including national, regional and local economic conditions, weather, inflation, consumer confidence and energy costs. Adverse changes in any of these factors could reduce consumers’ discretionary spending which in turn could reduce our guest traffic or average check. For example, traffic to restaurants industry-wide was adversely affected in 2006 as a result of reduced consumer spending due to rising fuel and energy costs. Adverse changes to consumer preferences or consumer discretionary spending, each of which could be affected by many different factors which are out of our control, could harm our business prospects, financial condition, operating results and cash flows. Our continued success will depend in part on our ability to anticipate, identify and respond to changing consumer preferences and economic and other conditions.

We may not be successful in implementing any or all of the initiatives of our business strategy.

Our success depends in part on our ability to understand and satisfy the needs of our guests, franchisees and licensees. Our business strategy consists of several initiatives:

•	expand sales at our existing company-owned restaurants;

•	open new company-owned restaurants; and

•	open new licensed and franchised restaurants.

Our ability to achieve any or all of these initiatives is uncertain. Our success in expanding sales at company-owned restaurants through various sub-initiatives including: developing new menu offerings and broadening our offerings across multiple dayparts, improving our ordering and production systems, expanding our catering program and upgrading our restaurants is dependent in part on our ability to predict and satisfy consumer preferences. Our success in growing our business through opening new company-owned restaurants is dependent on a number of factors, including our ability to: find suitable locations, reach acceptable lease terms, have adequate capital, find available contractors, obtain licenses and permits, locate and train appropriate staff and properly manage the new restaurant. Our success in opening new licensed and franchised restaurants is dependent upon, among other factors, our ability to: attract quality businesses to invest in our core brands, maintain the effectiveness of our franchise offering circulars in target states, offer restaurant solutions for a variety of location types and the ability of our licensees and franchisees to: find suitable locations, reach acceptable lease terms, have adequate capital, find available contractors, obtain licenses and permits, locate and train staff appropriately and properly manage the new restaurants. Accordingly, we may not be able to open or upgrade as many restaurants as we project or otherwise execute on our strategy. If we are not successful in implementing any or all of the initiatives of our business strategy, it could have a material adverse effect on our business, results of operations, and financial condition.

Our sales and profit growth could be adversely affected if comparable store sales are less than we expect.

The level of growth in comparable store sales significantly affects our overall sales growth and will be a critical factor affecting profit growth. Our ability to increase comparable store sales depends in part on our ability to offer hospitality and attractive menu items, and successfully implement our initiatives to increase throughput, such as increasing the speed at which our employees serve each guest. Factors such as traffic patterns, local demographics and the type, number and location of competing restaurants may adversely affect the performance of individual restaurants. It is possible that we will not achieve our targeted comparable store sales growth or that the change in comparable store sales could be negative and could adversely impact our sales and profit growth. We expect quarterly comparable restaurant sales increases to decline throughout the year as compared to the same period of the prior year.

Competition in the restaurant industry is intense, and we may fall short of our revenue and profitability targets if we are unable to compete successfully.

Our industry is highly competitive and there are many well-established competitors with substantially greater financial and other resources than we have. Although we operate in the fast-casual segment of the restaurant industry, we also consider restaurants in the fast-food and full-service segments to be our competitors. Several fast-casual and fast-food chains have recently announced their intentions to focus more on breakfast offerings. This could further increase competition in the breakfast daypart. In addition to current competitors, one or more new major competitors with substantially greater financial, marketing and operating resources could enter the market at any time and compete directly against us. Also, in virtually every major metropolitan area in which we operate or expect to enter, local or regional competitors already exist. This may make it more difficult to obtain real estate and advertising space, and to attract and retain guests and personnel.

We occupy our company-owned restaurants under long-term non-cancelable leases, and we may be unable to renew leases at the end of their lease periods or obtain new leases on acceptable terms.

We do not own any real property, and all of our company-owned restaurants are located in leased premises. Many of our current leases are non-cancelable and typically have terms ranging from five to ten years with two three- to five-year renewal options. We believe leases that we enter into in the future likely will also be long-term and non-cancelable and have similar renewal options. Most of our leases provide that the landlord may increase the rent over the term of the lease, and require us to pay our proportionate share of the cost of insurance, taxes, maintenance and utilities. If we close a restaurant, we generally remain committed to perform our obligations under the applicable lease, which would include, among other things, payment of the base rent for the balance of the lease term. In some instances, we may be unable to close an underperforming restaurant due to continuous operation clauses in our lease agreements. Our obligation to continue making rental payments in respect of leases for closed or underperforming restaurants could have a material adverse effect on our business and results of operations.

Alternatively, at the end of the lease term and any renewal period for a restaurant, we may be unable to renew the lease without substantial additional cost, if at all. If we are unable to renew our restaurant leases, we may be forced to close or relocate a restaurant, which could subject us to construction and other costs and risks, and could have a material adverse effect on our business and results of operations. For example, closing a restaurant, even during the time of relocation, will reduce the sales that the restaurant would have contributed to our revenues. Additionally, the revenue and profit, if any, generated at a relocated restaurant may not equal the revenue and profit generated at the existing restaurant. We also face competition from both restaurants and other retailers for suitable sites for new restaurants. As a result, we may not be able to secure or renew leases for adequate sites at acceptable rent levels.

Fluctuations in the cost, availability and quality of our raw ingredients and natural resources such as energy affect our results of operations.

The cost, availability and quality of the ingredients that we use to prepare our food are subject to a range of factors, many of which are beyond our control. Fluctuations in economic and political conditions, weather and demand could adversely affect the cost of our ingredients. We have limited control over these changes in the price and quality of commodities, since we typically do not enter into long-term pricing agreements for our ingredients. We may not be able to pass through any future cost increases by increasing menu prices, as we have done in the past. We and our licensees and franchisees are dependent on frequent deliveries of fresh ingredients, thereby subjecting us to the risk of shortages or interruptions in supply. Additionally, in the event of massive culling of specific animals such as chickens or turkeys to prevent the spread of disease, the supply and availability of ingredients may become limited. This could dramatically increase the price of certain menu items which could decrease sales of those items or could force us to eliminate those items from our menus entirely. All of these factors could adversely affect our business, reputation and financial results.

Our operations may be negatively impacted by adverse weather conditions.

Adverse weather conditions could seriously affect regions in which our company-owned, licensed and franchised restaurants are located or regions that produce raw ingredients for our restaurants. If adverse weather conditions affect our restaurants, we could experience closures, repair and restoration costs, food spoilage, and other significant reopening costs as well as increased food costs and delayed supply shipments, any of which would adversely affect our business. Additionally, during periods of extreme temperatures (either hot or cold) or precipitation, many individuals choose to stay inside. This negatively impacts transaction counts in our restaurants and over extended periods of time could adversely affect our business and results of operations. For example, sales in certain of our restaurants in the first quarter of 2007 were adversely impacted by the extreme weather experienced in the Northeast and Midwest.

The effects of hurricanes, freezes and other adverse weather conditions are likely to affect supply of and costs for raw ingredients and natural resources, near-term construction costs for our new restaurants as well as sales in our restaurants going forward. If we are not able to anticipate or react to changing costs of food and other raw materials by adjusting our purchasing practices or menu prices, our operating margins would likely deteriorate.

We have single suppliers for most of our key ingredients, and the failure of any of these suppliers to perform could harm our business.

We currently purchase our raw materials from various suppliers; however, we have only one supplier for each of our key ingredients. We purchase a majority of our frozen bagel dough from a single supplier, who utilizes our proprietary processes and on whom we are dependent in the short-term. All of our remaining frozen bagel dough is produced at our dough manufacturing facility in Whittier, CA. Additionally, we purchase all of our cream cheese from a single source under a contract that expires at the end of 2007, and we have a single supplier for our coffee. Although to date we have not experienced significant difficulties with our suppliers, our reliance on a single supplier for each of our key ingredients subjects us to a number of risks, including possible delays or interruption in supplies, diminished control over quality and a potential lack of adequate raw material capacity. Any disruption in the supply or degradation in the quality of the materials provided by our suppliers could have a material adverse effect on our business, operating results and financial condition. In addition, any such disruptions in supply or degradations in quality could have a long-term detrimental impact on our efforts to maintain a strong brand identity and a loyal consumer base.

Failure of our distributors to perform adequately or any disruption in our distributor relationships could adversely affect our business and reputation.

We depend on our network of independent distributors to distribute frozen bagel dough and other products and materials to our company-owned, licensed and franchised restaurants. Any failure by one or more of our distributors to perform as anticipated, or any disruption in any of our distribution relationships for any reason, would subject us to a number of risks, including inadequate products delivered to our restaurants, diminished control over quality of products delivered, and increased operating costs to prevent delays in deliveries. Any of these events could harm our relationships with our franchisees or licensees, or diminish the reputation of our menu offerings or our brands in the marketplace. In addition, a negative change in the volume of products ordered from our distributors by our company-owned, franchised and/or licensed restaurants could increase our distribution costs. These risks could have a material adverse effect on our business, financial condition and results of operations.

In late 2006, we negotiated contract terms with two new distributors. In early 2007, these new distributors began delivering products to our company-owned, licensed and franchised restaurants in the respective geographic regions. We believe the new distributors will provide a higher level of performance at a lower cost. However, the new distributors may not perform as we expect, or their cost structure may not provide for the cost savings that we anticipate.

Increasing labor costs could adversely affect our results of operations and cash flows.

We are dependent upon an available labor pool of associates, many of whom are hourly employees whose wages may be affected by increases in the federal, state or municipal “living wage” rates. Numerous proposals have been made on federal, state and local levels to increase minimum wage levels. Increases in state minimum hourly wage rates in most of the states in which we operate became effective January 1, 2007. An increase in the minimum wage may create pressure to increase the pay scale for our associates, which would increase our labor costs and those of our franchisees and licensees.

A shortage in the labor pool or other general inflationary pressures or changes could also increase labor costs. In addition, changes in labor laws or reclassifications of associates from management to hourly employees could affect our labor cost. An increase in labor costs could have a material adverse effect on our income from operations and decrease our profitability and cash flows if we are unable to recover these increases by raising the prices we charge our guests.

We may not be able to generate sufficient cash flow to make payments on our substantial amount of debt.

We have a high level of debt and are highly leveraged. As of January 2, 2007, we had $170.7 million in term loans outstanding, which includes the full face value of the $25.0 million subordinated note and the accrual of paid-in-kind interest. After the completion of the offering, we will have $      million in term loans outstanding. We also have $57.0 million of mandatorily redeemable preferred stock due June 30, 2009 which will remain in place after the offering. In addition, we may, subject to certain restrictions, incur substantial additional indebtedness in the future. Our high level of debt, among other things, could:

•	make it difficult for us to satisfy our obligations under our indebtedness;

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes;

•	increase our vulnerability to downturns in our business or the economy generally;

•	increase our vulnerability to volatility in interest rates; and

•	limit our ability to withstand competitive pressures from our less leveraged competitors.

Economic, financial, competitive, legislative and other factors beyond our control may affect our ability to generate cash flow from operations to make payments on our indebtedness and to fund necessary working capital. A significant reduction in operating cash flow would likely increase the need for alternative sources of liquidity. If we are unable to generate sufficient cash flow to make payments on our debt, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing our debt on terms that are not favorable to us, selling assets or issuing additional equity securities. We may not be able to accomplish any of these alternatives on satisfactory terms, if at all, and even if accomplished, they may not yield sufficient funds to service our debt.

We must comply with certain covenants inherent in our debt agreements to avoid defaulting under those agreements.

Our current debt agreements contain, and we expect that our amended debt arrangements to be entered into upon completion of the offering will also contain, certain covenants, which, among others, include certain financial covenants such as limitations on capital expenditures, maintenance of the business, use of proceeds from sales of assets and consolidated leverage and fixed charge coverage ratios as defined in the agreements. The covenants also preclude the declaration and payment of dividends or other distributions to holders of our common stock. We are subject to multiple economic, financial, competitive, legal and other risks that are beyond our control and could harm our future financial results. Any adverse effect on our business or financial results could affect our ability to maintain compliance with our debt covenants, and any failure by us to comply with these covenants could result in an event of default. If we were to default under our covenants and such default were not cured or waived, our indebtedness could become immediately due and payable, which could render us insolvent.

We face the risk of adverse publicity and litigation in connection with our operations.

We are from time to time the subject of complaints or litigation from our consumers alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from these allegations may materially adversely affect us, regardless of whether the allegations are valid or whether we are liable. In addition, employee claims against us based on, among other things, discrimination, harassment or wrongful termination may divert financial and management resources that would otherwise be used to benefit our future performance. There is also a risk of litigation from our franchisees with regard to the terms of our franchise arrangements. We have been subject to a variety of claims from time to time, and although these claims have not historically had a material impact on our operations, a significant increase in the number of these claims or the number that are successful could materially adversely affect our business, prospects, financial condition, operating results or cash flows.

A regional or global health pandemic could severely affect our business.

A health pandemic is a disease that spreads rapidly and widely by infection and affects many individuals in an area or population at the same time. In 2004, 2005 and 2006, Asian and European countries experienced outbreaks of avian flu and it is possible that it will continue to migrate to the United States where our restaurants are located. If a regional or global health pandemic were to occur, depending upon its duration and severity, our business could be severely affected. We have positioned ourselves as a “neighborhood atmosphere” between home and work where people can gather for human connection and high quality food. Customers might avoid public gathering places in the event of a health pandemic, and local, regional or national governments might limit or ban public gatherings to halt or delay the spread of disease. A regional or global pandemic might also adversely impact our business by disrupting or delaying production and delivery of products and materials in our supply chain and causing staff shortages in our restaurants. The impact of a health pandemic might be disproportionately greater on us than on other companies that depend less on the gathering of people in a neighborhood atmosphere.

Our licensees and franchisees may not help us develop our business as we expect, or could actually harm our business.

We rely in part on our licensees and franchisees and the manner in which they operate their restaurants to develop and promote our business. Although we have developed criteria to evaluate and screen prospective candidates, the candidates may not have the business acumen or financial resources necessary to operate successful restaurants in their respective areas. In addition, licensees and franchisees are subject to business risks similar to what we face such as competition, consumer acceptance, fluctuations in the cost, availability and quality of raw ingredients, and increasing labor costs. The failure of licensees and franchisees to operate successfully could have a material adverse effect on us, our reputation, our ability to collect royalties, our brands and our ability to attract prospective candidates. As we move into offering franchises for our Einstein Bros. brand, our reliance on our franchisees is expected to increase in proportion to growth of the franchisee base. With respect to franchising our Einstein Bros. brand, we may not be able to identify franchisees that meet our criteria, or to enter into franchise area development agreements with prospective franchisee candidates that we identify. As a result, our franchise program for the Einstein Bros. brand may not grow at the rate we currently expect, or at all.

Our restaurants and products are subject to numerous and changing government regulations. Failure to comply could negatively affect our sales, increase our costs or result in fines or other penalties against us.

Each of our restaurants is subject to licensing and regulation by the health, sanitation, safety, labor, building and fire agencies of the respective states, counties, cities and municipalities in which it is located. A failure to comply with one or more regulations could result in the imposition of sanctions, including the closing of facilities for an indeterminate period of time, or third party litigation, any of which could have a material adverse effect on us and our results of operations.

Many recent government bodies have begun to legislate or regulate high-fat and high sodium foods as a way of combating concerns about obesity and health. The New York City Health Department recently adopted an amendment to the New York City Health Code that requires New York City restaurants and other food service establishments to phase out artificial trans-fat by July 1, 2008. In addition, the City of Philadelphia recently passed a law that requires restaurants to phase out artificial trans-fat by September 1, 2008. Many other states are considering laws banning trans-fat in restaurant food. Because we do use trans-fat in a few of our products, federal, state or local regulations in the future may limit sales of certain of our foods or ingredients. Public interest groups have also focused attention on the marketing of high-fat and high-sodium foods to children in a stated effort to combat childhood obesity. Additional cities or states may propose or adopt similar regulations. The cost of complying with these regulations could increase our expenses and the negative publicity arising from such legislative initiatives could reduce our future sales.

Our franchising operations are subject to regulation by the Federal Trade Commission. We must also comply with state franchising laws and a wide range of other state and local rules and regulations applicable to our business. The failure to comply with federal, state and local rules and regulations would have an adverse effect on us.

Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Although we are not aware of any environmental conditions that require remediation by us under federal, state or local law at our properties, we have not conducted a comprehensive environmental review of our properties or operations. We may not have identified all of the potential environmental liabilities at our properties, and any such liabilities that are identified in the future may have a material adverse effect on our financial condition.

We may not be able to protect our trademarks, service marks and other proprietary rights.

We believe our trademarks, service marks and other proprietary rights are important to our success and our competitive position. Accordingly, we devote substantial resources to the establishment and protection of our trademarks, service marks and proprietary rights. However, the actions we take may be inadequate to prevent imitation of our products and concepts by others or to prevent others from claiming violations of their trademarks and proprietary rights by us. In addition, others may assert rights in our trademarks, service marks and other proprietary rights.

Our ability to use net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes is subject to limitation and may be limited further as a result of this offering.

In general, under Section 382 of the Internal Revenue Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. A corporation generally undergoes an “ownership change” when the stock ownership percentage (by value) of its “5 percent stockholders” increases by more than 50 percentage points over any three-year testing period.

As of January 2, 2007, our net operating loss carryforwards for U.S. federal income tax purposes were approximately $156.8 million. As a result of prior ownership changes, approximately $97.0 million of our NOL carryforwards are subject to an annual usage limitation of $4.7 million. Due to transactions involving the sale or other transfer of our stock from the date of our last ownership change through the date of this offering, and changes in the value of our stock during that period, this offering may result in an additional ownership change for purposes of Section 382 or will significantly increase the likelihood that we will undergo an additional ownership change in the future (which could occur as a result of transactions involving our stock that are outside of our control). In either event, the occurrence of an additional ownership change would limit our ability to utilize the approximately $59.8 million of our NOLs that are not currently subject to limitation, and could further limit our ability to utilize our remaining NOLs and possibly other tax attributes. Limitations imposed on our ability to use NOLs and other tax attributes to offset future taxable income could cause us to pay U.S. federal income taxes earlier than we otherwise would if such limitations were not in effect, and could cause such NOLs and other tax attributes to expire unused, in each case reducing or eliminating the benefit of such NOLs and other tax attributes to us and adversely affecting our future cash flow.

There can be no assurance that we will realize any U.S. federal income tax benefit from any of our net operating loss carryforwards. Similar rules and limitations may apply for state income tax purposes as well.

Risk Factors Relating to Our Common Stock

We have a majority stockholder.

Greenlight Capital, L.L.C. and its affiliates will beneficially own approximately     % of our common stock, following this offering, or     % if the underwriters’ over-allotment option is exercised in full. As a result, Greenlight will have sufficient voting power, without the vote of any other stockholders, to determine what matters will be submitted for approval by our stockholders, to approve actions by written consent without the approval of any other stockholders, to elect all of the members of our board of directors, and to determine whether a change in control of our company occurs. Greenlight’s interests on matters submitted to stockholders may be different from those of other stockholders. Greenlight is not involved in our day-to-day operations, but Greenlight has voted its shares to elect our current board of directors. The chairman of our board of directors is a current employee of Greenlight.

We have applied to list our common stock on the Nasdaq Global Market. Nasdaq rules will require us to have an audit committee consisting entirely of independent directors. However, under Nasdaq rules, if a single stockholder holds more that 50% of the voting power of a listed company, that company is considered a controlled company, and is exempt from several other corporate governance rules, including the requirement that companies have a majority of independent directors and independent director involvement in the selection of director nominees and in the determination of executive compensation. As a result, our stockholders will not have, and may never have, the protections that these rules are intended to provide.

Future sales of shares of our common stock by our stockholders could cause our stock price to fall.

If a substantial number of shares of our common stock are sold in the public market, the market price of our common stock could fall. The perception among investors that these sales will occur could also produce this effect. Our majority stockholder, Greenlight, will beneficially own approximately  % of our common stock following this offering, or  % if the underwriters’ over-allotment option is exercised in full, and sales by Greenlight or a perception that Greenlight will sell could cause a decrease in the market price of our common stock. See “Shares Eligible for Future Sale” for more information regarding these factors.

We have not yet completed our evaluation of our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

We will be required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by the end of our 2007 fiscal year. We have not yet completed our evaluation of whether our current internal control over financial reporting is compliant with Section 404. We may not be compliant and may not be able to meet the Section 404 requirements in a timely manner. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our conclusion that our internal control over financial reporting is not effective.

You will experience immediate and substantial dilution in the deficit in net tangible book value per share of common stock.

The public offering price of the common stock will be substantially higher than the deficit in net tangible book value per share of our presently outstanding common stock. If you purchase shares of our common stock, you will incur immediate and substantial dilution in the amount of $      per share, based on an assumed public offering price of $      per share, which is the mid-point of the public offering price range set forth on the cover of this prospectus. You will experience additional dilution upon the exercise of stock options and stock appreciation rights, including those stock options and stock appreciation rights currently outstanding and those granted in the future. See “Dilution.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The words “forecast,” “estimate,” “project,” “intend,” “expect,” “should,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors, including those discussed in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

•	Our ability to achieve the initiatives of our business strategy, including but not limited to revitalizing our restaurant concepts and menus;

•	Our ability to open new company-owned, franchised or licensed restaurants under our various brands and our ability to reach our AUV goals for those new restaurants;

•	Our ability to comply with covenants inherent in our current and future debt agreements to avoid defaulting under those agreements;

•	Changes in the prices, availability and quality of our ingredients;

•	Fluctuations in energy costs and natural resources;

•	The effect of inflation on our operating expenses;

•	Changes in labor costs and availability of labor pool;

•	Our dependence on our suppliers and distributors;

•	Changes in consumer preferences and economic conditions;

•	The impact of federal, state or local government regulations;

•	Competition in the restaurant industry;

•	Adverse publicity or litigation in connection with our business, including food quality claims;

•	Regional or global health pandemic;

•	Our ability to protect our trademarks, service marks and other proprietary rights;

•	Actions taken by, and claims made against us by, our franchisees and licensees; and

•	Other risks described under “Risk Factors.”

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative but not exhaustive. Accordingly, all forward-looking statements should be evaluated with an understanding of their inherent uncertainty.

Except as required by law, we assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

Based upon an estimated initial offering price of $      per share (the midpoint of the range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from the offering of approximately $      million (net of estimated underwriting discounts and commissions and estimated offering expenses payable by us). See “Underwriting.”

We intend to use the proceeds from this offering to repay in full our existing $25.0 million subordinated note held by Greenlight and our existing $65.0 million second lien term loan in full and to repay $      million of our existing $80.0 million first lien term loan. Concurrently with this offering, we intend to amend our first lien term loan facility and our revolving credit facility. See “Debt Facilities.” We expect this offering and the proposed amendments will close at the same time, but the offering is not conditioned upon the amendments. If the underwriters exercise their option to purchase an additional           shares of our common stock to cover over-allotments of shares, we intend to use the net proceeds from the purchase of the over-allotment shares to further repay our existing indebtedness.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and would increase (decrease) our debt repayment as well. If our net proceeds were reduced, we would be able to repay less of our existing indebtedness and our leverage would not be reduced as much as contemplated. See “Risk Factors.”

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common stock since our inception. We do not intend to pay any cash dividends in the foreseeable future, and we are precluded from paying cash dividends on our common stock under our current financing agreements and are likely to be precluded from paying cash dividends under future financing arrangements.

CAPITALIZATION

The following table sets forth our capitalization as of January 2, 2007:

•	on a historical basis; and

•	on an as adjusted basis after giving effect to our issuance and sale of shares of common stock in this offering assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, and the application of the net proceeds from this offering, as described under “Use of Proceeds.”

You should read this table in conjunction with the sections of this prospectus captioned “Use of Proceeds,” “Selected Historical Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of January 2, 2007
	(unaudited)
	Historical	As Adjusted
	(in thousands)

Cash and cash equivalents	$5,477	$

Senior notes and other debt:
Short-term debt and current portion of long-term debt	3,605
Long-term debt, excluding current portion	166,556
Obligations under capital leases	200
Mandatorily redeemable Series Z preferred stock, $.001 par value, $1,000 per share liquidation value; 2,000,000 shares authorized, 57,000 shares issued and outstanding	57,000

Total debt and capital leases outstanding	$227,361	$

Stockholders’ deficit:
Series A junior participating preferred stock, 700,000 shares authorized, no shares issued and outstanding	—
Common stock, $.001 par value; 25,000,000 shares authorized, 10,596,419 shares issued and outstanding; shares to be issued and outstanding upon completion of this offering(1)	11
Additional paid-in capital	176,797
Accumulated deficit	(309,039)

Total stockholders’ deficit	$(132,231)	$

Total capitalization	$100,607	$

(1)	Excludes 993,707 shares of common stock issuable upon the exercise of stock options outstanding as of January 2, 2007, and excludes any option exercises after January 2, 2007. Excludes 124,250 shares of common stock issuable upon exercise of stock options granted in February 2007, which will vest if this offering is completed before December 31, 2007. Excludes 133,000 shares of common stock issuable upon the exercise of stock appreciation rights granted in February 2007.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock in this offering and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

As of January 2, 2007, our deficit in net tangible book value was approximately $(200,912), or approximately $(18.96) per share of common stock. Net tangible book value per share of common stock represents total consolidated tangible assets less total consolidated liabilities, divided by the aggregate number of shares of common stock outstanding.

After giving effect to our issuance of shares of common stock in this offering and the proposed use of proceeds for debt repayment, assuming an estimated offering price of $      per share (the midpoint of the range set forth on the cover page of this prospectus), and after deducting estimated offering expenses, our pro forma deficit in net tangible book value as of January 2, 2007, would have been approximately $     , or approximately $      per share of common stock. This represents an immediate dilution to new investors in our common stock of approximately $      per share.

The following table illustrates this per share dilution (assuming that the underwriters do not exercise their over-allotment option in whole or in part):

Public offering price per share			$

Deficit in net tangible book value per share as of January 2, 2007		$(18.96)
Increase in net tangible book value per share attributable to this offering and the proposed use of proceeds for debt repayment	$

Pro forma deficit in net tangible book value per share after the completion of this offering and the proposed use of proceeds for debt repayment			$

Pro forma dilution per share to new investors			$

If the underwriters’ over-allotment option is exercised in full, the pro forma deficit in net tangible book value per share of common stock after giving effect to this offering and the proposed use of proceeds for debt repayment would be approximately $      per share and the pro forma dilution per share of common stock to new investors would be $      per share.

Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) the pro forma deficit in net tangible book value by $      per share (assuming no exercise of the underwriters’ option to purchase additional shares) and the dilution to investors in this offering by $      per share, assuming that the number of shares offered in this offering as set forth on the front cover of this prospectus remains the same.

DEBT FACILITIES

Concurrently with this offering, we intend to amend our existing revolving credit facility and our existing first lien term loan facility and to pay off in full our existing second lien term facility as well as our existing subordinated note held by Greenlight. As part of this amendment, we expect to increase the amount of our revolving credit facility to $20.0 million and decrease the amount of our term loan to a principal amount of $70.0 million or less. Both the amended revolving credit facility and the amended term loan facility are expected to have new five-year terms and will continue to be secured by substantially all of our assets. Due to our decreased leverage upon completion of this offering, we also expect to be able to obtain more favorable interest rates and financial covenants than contained in our current revolving credit facility and first lien term loan facility, which will be reflected in such amendments. A portion of the revolving credit facility will be available for letters of credit. We expect that the amended term loan facility will require mandatory prepayments in certain circumstances that are similar to our existing first lien term loan facility and will contain customary events of default.

In addition, we expect to obtain a commitment for an incremental term loan in an aggregate principal amount of up to $57.0 million which may be used by us if needed solely for the purpose of redeeming the zero coupon Series Z preferred stock which is not due until June 2009.

SELECTED FINANCIAL DATA

The following table sets forth our selected historical financial and operating data on a consolidated basis at December 31, 2002, December 30, 2003, December 28, 2004, January 3, 2006 and January 2, 2007, and for the fiscal years then ended. The balance sheet data as of January 3, 2006 and January 2, 2007, and the results of operations data for the fiscal years December 28, 2004, January 3, 2006 and January 2, 2007 are derived from our consolidated financial statements appearing elsewhere in this prospectus, which have been audited by Grant Thornton LLP, an independent registered public accounting firm. The balance sheet data as of December 31, 2002, December 30, 2003 and December 28, 2004, and the results of operations data for the fiscal years ended December 31, 2002 and December 30, 2003 are derived from our audited consolidated financial statements which are not included in this prospectus.

Historical results are not indicative of the results to be expected in the future. The data presented below should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

	Fiscal Years Ended(1):
	Dec 31,	Dec 30,	Dec 28,	Jan 3,	Jan 2,
	2002	2003	2004	2006	2007
	(52 wks)	(52 wks)	(52 wks)	(53 wks)	(52 wks)
	(in thousands of dollars, except per share data and as otherwise indicated)

Statements of Operations
Revenues	$398,650	$383,306	$373,860	$389,093	$389,962
Cost of sales	321,506	317,690	306,661	315,391	311,330

Gross profit	77,144	65,616	67,199	73,702	78,632
Gross profit as percent of sales	19.4%	17.1%	18.0%	18.9%	20.2%
General and administrative expenses	42,640	41,794	32,755	36,096	37,484
Depreciation and amortization	35,047	34,013	27,848	26,316	16,949
Loss (gain) on sale, disposal or abandonment of assets, net	—	(558)	1,557	314	493
Charges (adjustments) of integration and reorganization costs	4,194	2,132	(869)	5	—
Impairment charges and other related costs	—	5,292	450	1,603	2,268

Income (loss) from operations	(4,737)	(17,057)	5,458	9,368	21,438
Interest expense, net(2)	42,883	34,184	23,196	23,698	19,555
Prepayment penalty upon redemption of $160 million notes	—	—	—	—	4,800
Write-off of debt issuance costs upon redemption of $160 million notes	—	—	—	—	3,956
Cumulative change in the fair value of derivatives	(233)	(993)	—	—	—
Gain on investment of debt securities	(2,537)	(374)	—	—	—
Loss on exchange of Series F preferred stock due to equity restructuring	—	23,007	—	—	—
Other income	(322)	(172)	(284)	(312)	(5)

Loss before income taxes	(44,528)	(72,709)	(17,454)	(14,018)	(6,868)
Provision (benefit) for income taxes	366	812	(49)	—	—

Net loss	(44,894)	(73,521)	(17,405)	(14,018)	(6,868)
Dividends and accretion on preferred stock	(27,594)	(14,423)	—	—	—

Net loss available to common stockholders	$(72,488)	$(87,944)	$(17,405)	$(14,018)	$(6,868)

	Fiscal Years Ended(1):
	Dec 31,	Dec 30,	Dec 28,	Jan 3,	Jan 2,
	2002	2003	2004	2006	2007
	(52 wks)	(52 wks)	(52 wks)	(53 wks)	(52 wks)
	(in thousands of dollars, except per share data and as otherwise indicated)

Per Share Data:
Weighted average number of common shares outstanding — basic and diluted	1,313,760	3,873,284	9,842,414	9,878,665	10,356,415
Net loss available to common stockholders per share — basic and diluted	$(55.18)	$(22.71)	$(1.77)	$(1.42)	$(0.66)
Cash dividends declared	—	—	—	—	—
Selected Balance Sheet Data
Cash and cash equivalents	$10,705	$9,575	$9,752	$1,556	$5,477
Property, plant and equipment, net	73,780	54,513	41,855	33,359	33,889
Total assets	203,174	181,738	158,456	130,924	133,154
Short-term debt and current portion of long-term debt	150,872	2,105	295	280	3,605
Mandatorily redeemable Series Z preferred stock, $.001 par value, $1,000 per share liquidation value(3)	—	57,000	57,000	57,000	57,000
Long-term debt	11,011	161,120	160,840	160,560	166,556
Mandatorily redeemable Series F preferred stock, $.001 par value, $1,000 per share liquidation value (temporary equity)(3)	84,932	—	—	—	—
Total stockholders’ deficit	(96,146)	(95,153)	(112,483)	(126,211)	(132,231)
Other Data:
Capital expenditures	$5,172	$6,921	$9,393	$10,264	$13,172 (4)
Number of restaurants at end of period	747	735	689	626	598
Licensed and franchised restaurants	287	271	236	191	182
Company-owned restaurants	460	464	453	435	416
Percent increase (decrease) in comparable store sales for company-owned restaurants(5)	1.9%	(3.5)%	(1.9)%	5.2%	4.5%

(1)	We have a 52/53-week fiscal year ending on the Tuesday closest to December 31. Fiscal years 2002, 2003, 2004 and 2006 which ended on December 31, 2002, December 30, 2003, December 28, 2004 and January 2, 2007, respectively, contained 52 weeks, while fiscal year 2005, which ended on January 3, 2006, contained 53 weeks.
(2)	Interest expense is comprised of interest paid or payable in cash and non-cash interest expense resulting from the amortization of debt discount, notes paid-in-kind, debt issuance costs and the amortization of warrants issued in connection with debt financings.
(3)	The adoption of Statement of Financial Accounting Standard (SFAS) No. 150 resulted in the Series Z preferred stock being presented as a liability rather than the historical mezzanine presentation of the Series F.
(4)	Excludes fixed asset purchases of approximately $4.3 million for which payment had not occurred as of January 2, 2007.
(5)	Comparable store sales represent sales at restaurants open for one full year that have not been relocated or closed during the current year. Comparable store sales include company-owned restaurants only and represent the change in period-over-period sales for the comparable restaurant base. A restaurant becomes comparable in its 13th full month of operation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

We are a leading fast-casual restaurant chain, specializing in high quality foods for breakfast and lunch in a café atmosphere with a neighborhood emphasis. As of January 2, 2007, we owned and operated, franchised or licensed 598 restaurants in 36 states and the District of Columbia, primarily under the Einstein Bros., Noah’s and Manhattan Bagel brands. Einstein Bros. is a national fast-casual restaurant chain. Noah’s is a regional fast-casual restaurant chain operated exclusively on the West Coast and Manhattan Bagel is a regional fast-casual chain operated predominantly in the Northeast. Our product offerings include fresh bagels and other goods baked on-site, made-to-order sandwiches on a variety of bagels and breads, gourmet soups and salads, decadent desserts, premium coffees and other café beverages. Our manufacturing and commissary operations prepare and assemble consistent, high quality ingredients and we deliver them to our restaurants quickly and efficiently through our network of independent distributors. These operations support our main business focus, restaurant operations, by exposing our brands to new product channels as well as enabling sales of our products to third parties.

We commenced operations as an operator and franchisor of coffee cafes in 1993. Substantial growth in our restaurant counts occurred through a series of acquisitions. In 1998, we acquired the stock of Manhattan Bagel Company. In 1999, we acquired the assets of Chesapeake Bagel Bakery. Our largest acquisition was in 2001 when we acquired substantially all the assets of Einstein/Noah Bagel Corp. in an auction conducted by the bankruptcy court. To consummate this acquisition, we engaged in several rounds of financing that included the issuance of $165.0 million of debt and $65.0 million of mandatorily redeemable preferred stock. In mid-2003, we recapitalized our balance sheets with the issuance of $160.0 million of indentures and the issuance of $57.0 million of mandatorily redeemable preferred stock. In late 2003, our current management team assumed their respective roles. This team focused on our core business, the operation of company-owned restaurants and the improvements necessary to generate positive operating income and cash flow. In early 2006, based on our improved financial condition and favorable market conditions, we redeemed the $160.0 million indenture and replaced it with our current debt structure.

We intend to use the proceeds from this offering to repay our existing $25.0 million subordinated note and our existing $65.0 million second lien term loan in full and to repay approximately $      million of our existing $80.0 million first lien term loan. Concurrently with this offering, we intend to amend our existing revolving credit facility and our existing first lien term loan facility. As part of this amendment, we expect to increase the amount of our revolving credit facility to $20.0 million and decrease the amount of our term loan to a principal amount of $70.0 million or less. Due to our decreased leverage upon completion of this offering, we also expect to be able to obtain more favorable interest rates and financial covenants than contained in our current revolving credit facility and first lien term loan facility. In addition, we expect to obtain a commitment for an incremental term loan in an aggregate principal amount of up to $57.0 million which may be used by us if needed solely for the purpose of redeeming the zero coupon Series Z preferred stock which is not due until June 2009. We expect to realize approximately $      million in cash interest savings in 2007 resulting from this amendment.

If this offering is completed before December 31, 2007, options to purchase 124,250 shares of our common stock will vest upon closing of this offering. We will recognize approximately $470,000 in stock-based compensation expense over the requisite service period which commences on the date of grant, which was February 28, 2007, and concludes on the date of vesting.

Current Restaurant Base

As of January 2, 2007, we owned and operated, franchised or licensed 598 restaurants. Our current base of company-owned restaurants under our core brands includes 341 Einstein Bros. restaurants and 73 Noah’s restaurants. Also, we franchise 80 Manhattan Bagel restaurants and license/franchise 93 Einstein Bros. restaurants and three Noah’s restaurants. In addition, we have eight restaurants which we operate under under our non-core brands.

Our company-owned restaurants vary in their unit volume, profitability and recent comparable store sales performance. As of January 2, 2007, we have 96 restaurants that generate an AUV in excess of $1.0 million. These restaurants have an AUV of approximately $1.2 million and an average gross profit of $342,000. In the aggregate, these restaurants contribute approximately 31.6% of total restaurant sales and 44.7% of total restaurant operating profit. Since 2003, as part of our efforts to improve financial performance, we completed a thorough evaluation of our restaurant base. At the end of 2003, we had 736 restaurants across 33 states and the District of Columbia. Since that time, we have closed 61 company-owned restaurants and 154 licensed and franchised restaurants. Most of our closed company-owned restaurants were either located in inferior real estate locations, had an AUV below $550,000 or were unprofitable or marginally profitable. Substantially all of the franchised restaurants that were closed either:

•	Involved the failure of the franchisee to conform with the requirements of the franchise agreement;

•	Were geographically located outside Manhattan Bagel’s core market; or

•	Were restaurants operating under our non-core brands, Chesapeake Bagel Bakery and New World Coffee.

The following table includes only restaurants that have been open for one full year and have not been relocated or closed during the current year. It summarizes our improving financial performance since 2003 by reporting company-owned restaurants by sales level and the related revenue (in thousands of dollars) and gross margin percentage:

	Fiscal 2004			Fiscal 2005			Fiscal 2006
	Number of	Net	Gross	Number of	Net	Gross	Number of	Net	Gross
Sales Level:	Restaurants	Revenue	Margin	Restaurants	Revenue	Margin	Restaurants	Revenue	Margin

greater than $1,000	60	$70,000	26.7%	81	$96,700	27.9%	96	$115,000	28.5%
$900 - $1,000	35	$33,300	23.7%	53	$50,100	22.4%	57	$54,300	23.2%
$800 - $900	68	$57,700	19.9%	78	$66,300	19.0%	76	$64,600	19.7%
$700 - $800	89	$66,900	16.6%	83	$62,400	15.5%	73	$55,200	16.7%
$600 - $700	98	$63,800	12.2%	82	$52,700	11.2%	72	$46,700	12.6%
less than $600	95	$49,600	5.2%	54	$28,100	2.8%	35	$18,700	4.8%

Totals	445	$341,300	17.5%	431	$356,300	18.9%	409	$354,500	20.9%

As of January 2, 2007, we have identified approximately 25 company-owned restaurants that we anticipate closing over the next three years as their leases expire. Generally, these restaurants have an AUV of approximately $550,000 or less and contribute negligible cash flow.

We have recently implemented a number of initiatives in an effort to drive sales and improve profitability including quality service checklists, secret shopper inspections, improved ordering systems and enhanced training programs. These initiatives have led to our positive comparable store sales over the past nine quarters, which reversed a two-year negative trend. In addition, we have started to upgrade restaurants where we have the opportunity to improve sales. The upgrades are intended to provide superior merchandising, enhance our guests’ experience and increase the speed of service while maintaining the neighborhood feel of the restaurants. We are upgrading our Einstein Bros. restaurants based on sales volume, demographic traits and the related cost of the upgrade. Only those restaurants that offer the potential for a superior return on investment are considered for an upgrade. During 2006, we upgraded 23 restaurants at a total cost of $1.6 million.

New Restaurant Openings

Using the knowledge gained from our upgrade program, we plan to pursue a measured approach to new company-owned restaurant openings. During 2004, 2005 and 2006, we opened four, four and five new company-owned restaurants, respectively. Our ability to open new restaurants during those years was limited by the capital expenditure restrictions of the debt agreements in place at that time. Our current plan is to open new company-owned restaurants in existing markets where we have an established brand name. Our site selection process focuses on identifying markets, trade areas and specific sites based on several factors, including visibility, ready accessibility (particularly for morning and lunch time traffic), parking, signage and adaptability of any current structures.

In 2007, we plan to open a total of 11 to 15 new company-owned restaurants. For Einstein Bros., we have targeted Atlanta, Chicago, Las Vegas, Phoenix, and various cities in Florida for development. For Noah’s, we intend to focus our development efforts on Portland, Seattle and various cities in California. We are also in the process of identifying new restaurant sites for 2008 to ensure that we achieve our development goals.

Our Sources of Revenue

The components of our revenue are restaurant sales, manufacturing and commissary revenue and license and franchise revenue.

Company-Owned Restaurant Sales

Over 93% of our revenue is generated by restaurant sales at our Einstein Bros. and Noah’s company-owned restaurants. Restaurant sales also include catering sales where the food is prepared at the restaurant and either delivered to or held for pick-up by the guest. The principal factors that affect our restaurant sales in the aggregate are:

•	the number of restaurants in operation for the period;

•	the AUV of the restaurants; and

•	the change in comparable store sales.

Manufacturing and Commissary Revenue

Approximately 5% of our 2006 total revenue was generated by our manufacturing and commissary operations. Our manufacturing revenue is primarily derived from the sale of frozen bagel dough to our franchisees, licensees and third party accounts. Our commissaries generate revenue from the sale of sliced meats (turkey, ham and beef), dairy products (cheese), and pre-portioned salad kits to our licensees. Additionally, our commissaries sell bagels, cream cheese, salad toppers and salads through various supplier relationships, typically with conventional grocery stores as the customer. These products are sold either through a private label program or under the Einstein Bros. or Noah’s brand.

The principal factors affecting manufacturing and commissary revenue are:

•	the number of licensed and franchised restaurants that purchase frozen bagel dough and commissary products from us;

•	sales of our products in existing licensed and franchised restaurants; and

•	sales to third parties, including conventional grocery chains and warehouse clubs.

License and Franchise Revenue

License and franchise revenue consists of a license or franchise fee at the execution of the agreement and ongoing royalty payments based on a percentage of the restaurant’s gross sales. Our costs associated with licensing and franchising are minimal compared with the costs associated with company-owned restaurants. For 2006, we generated approximately 2% of our total revenue from these fees. The principal factors affecting license and franchise revenue are the number of licensed and franchised restaurants as well as the level of sales at those restaurants.

Our Primary Expenses

Company-Owned Restaurant Expenses

Food, Beverage and Packaging Costs.   Food, beverage and packaging costs represent one of the largest expense elements at our company-owned restaurants. The most important factor that affects the cost of these products is the underlying cost of the agricultural commodities such as flour, cheese, coffee, turkey and other products. In order to mitigate the impact of rising commodity costs, our suppliers enter into agreements to fix the cost of these products for a specified period of time that is generally one year or less. We do not engage in the practice of buying futures contracts and therefore we do not have derivative accounting. Packaging and distribution costs are primarily affected by the cost of oil because petroleum-based material is often used to package products for distribution. Although we have generally been able to increase our retail prices at our company-owned restaurants to offset the increased costs of these items, we may not be able to do so in the future.

Compared to 2006, we expect most of our food costs that are commodity-based to either remain relatively stable or decrease slightly during 2007. Flour represents the most significant raw ingredient we purchase and we believe the supply of wheat is strong at this time and thus the cost of wheat will decline in 2007. However, there can be no assurance that we will benefit from a decline in the cost of any of the commodity-based products that we purchase.

Most of the fresh produce that we purchase, such as lettuce and tomatoes, is subject to normal market fluctuations. We purchase substantially all of our orange juice from a single supplier, which has production in Arizona, California and Florida. During 2006, when citrus orchards in California experienced adverse weather conditions, we were not significantly affected because of our supplier’s multiple sources of production. We have locked in our prices for orange juice for 2007 with this supplier. Accordingly, while the cost of oranges and orange-related products is generally increasing by approximately 30%, we expect that our cost for orange juice will increase slightly compared to 2006.

In late 2006, we negotiated contract terms with two new distributors. In early 2007, these new distributors began delivering products to our company-owned, licensed and franchised restaurants in the respective geographic regions. We believe the new distributors will provide a higher level of services at a lower cost for our company-owned restaurants. However, there is no assurance that the new distributors will perform as we expect, or that their cost structure will provide for the cost savings that we anticipate.

Compensation Costs.  Compensation costs reflect the hourly wages, salary, bonus, taxes and insurance that we pay our associates at each restaurant. Compensation costs tend to vary by geographic region based upon the labor market, local minimum wages, and the supply and demand of workers. Also, compensation costs tend to be semi-variable in nature and increase or decrease somewhat based upon the volume of products sold.

There is significant competition for personnel and limited availability in the labor pool. In most of the states in which we operate, increases in state minimum hourly wage rates became effective January 1, 2007. Accordingly, we anticipate increases in hourly wages during 2007. We continue to make improvements in labor efficiencies that may help to offset a portion of the increases in labor costs.

Other Operating Costs.   Other operating costs consist of utilities, restaurant and other supplies, repairs and maintenance, laundry and uniforms, bank charges and other costs related to the operation of company-owned restaurants. Certain of these costs generally tend to be fixed in nature and are only modestly impacted by changes in the volume of products sold. Utilities, distribution costs and other expenses impacted by fuel price fluctuations are not fixed and are contingent upon contract rates negotiated by third parties outside of our control. Many of our contracts are re-priced quarterly based on the prior quarter’s market fluctuations resulting in a delayed effect upon our operating costs. During 2005 and part of 2006, due to the increase in the cost of diesel fuel, our distributors and common freight carriers passed on fuel surcharges to us. During periods of uncertainty and significant market fluctuations, we cannot be certain of the impact on our future operating results. If we are unable to leverage cost increases with operating efficiencies or price increases, it may negatively impact our operating results. Conversely, decreases in fuel prices will positively impact our utilities, distribution costs and other related expenses.

Facility, Marketing and Other Costs.   Facility, marketing and other costs include rent, common area costs, property taxes and insurance, liability insurance, delivery fees and allocated marketing expenses. We exclude depreciation and amortization expense from company-owned restaurant expenses. Changes in these costs are generally the result of changes in our rent and other related facility costs. Accordingly, these costs are predominantly fixed in nature and are modestly impacted by changes in the volume of products sold.

Certain states and local governments have increased both the rate and nature of taxes on businesses in their regions. These increased taxes include real estate and property taxes, state and local income taxes, and various employment taxes.

Manufacturing and Commissary Costs

Manufacturing costs are comprised of raw materials such as flour, dairy products and meats, compensation costs and the related taxes and employee benefits, rents, supplies and repairs and maintenance. These costs are directly related to the manufacturing revenue they produce. Some of the raw materials used are commodity-based products and are subject to the same market fluctuations previously mentioned. We purchase certain raw materials under volume-based pricing agreements and, as manufacturing production increases, we experience more favorable pricing arrangements. Fixed overhead costs, such as rent, utilities, property taxes and manager salaries, are proportionately allocated based on total units produced. Operating results from our manufacturing operations consist of third party sales whose profitability can be significantly impacted by the allocation of fixed overhead costs. Results can also be negatively impacted by rapidly increasing variable costs until such time as we are able to pass increased costs to our consumers.

General and Administrative Expenses

General and administrative expenses include corporate and administrative functions that support our company-owned restaurants as well as our manufacturing and license and franchise operations. These costs include employee wages, taxes and related benefits, travel costs, information systems, recruiting and training costs, corporate rent, and general insurance costs.

Depreciation and Amortization

Depreciation and amortization are periodic non-cash charges that represent the reduction in usefulness and value of our tangible and intangible assets. The majority of our depreciation and amortization relates to equipment and leasehold improvements located in our company-owned restaurants. Based on our current purchases of capital assets, our existing base of assets, and our projections for new purchases of fixed assets, we believe depreciation expense for 2007 will be approximately $12.0 million.

Results of Operations for Fiscal Years 2004, 2005 and 2006

	For the years ended:			% Increase / (Decrease)		For the years ended:
	(in thousands of dollars)			2005	2006	(percent of total revenue)
	2004	2005	2006	vs. 2004	vs. 2005	2004	2005	2006
	(52 wks)	(53 wks)	(52 wks)			(52 wks)	(53 wks)	(52 wks)
Revenues:
Restaurant sales	$347,786	$363,044	$363,699	4.4%	0.2%	93.0%	93.3%	93.3%
Manufacturing revenues	20,122	20,118	20,299	(0.0)%	0.9%	5.4%	5.2%	5.2%
License and franchise related revenues	5,952	5,931	5,964	(0.4)%	0.6%	1.6%	1.5%	1.5%

Total revenues	373,860	389,093	389,962	4.1%	0.2%	100.0%	100.0%	100.0%
Cost of sales (percentage of corresponding revenue stream):
Restaurant costs:
Food, beverage and packaging costs	108,055	110,206	107,888	2.0%	(2.1)%	31.1%	30.4%	29.7%
Compensation costs	108,323	110,875	108,274	2.4%	(2.3)%	31.1%	30.5%	29.8%
Other operating costs	33,068	33,947	34,893	2.7%	2.8%	9.5%	9.4%	9.6%
Facility, marketing and other costs	39,290	41,582	39,121	5.8%	(5.9)%	11.3%	11.5%	10.8%

Total restaurant costs	288,736	296,610	290,176	2.7%	(2.2)%	83.0%	81.7%	79.8%

Manufacturing costs	17,925	18,781	21,154	4.8%	12.6%	89.1%	93.4%	104.2%

Total cost of sales	306,661	315,391	311,330	2.8%	(1.3)%	82.0%	81.1%	79.8%
Gross profit (loss) (percentage of corresponding revenue stream):
Restaurant	59,050	66,434	73,523	12.5%	10.7%	17.0%	18.3%	20.2%
Manufacturing	2,197	1,337	(855)	(39.1)%	(163.9)%	10.9%	6.6%	(4.2)%
License and franchise	5,952	5,931	5,964	(0.4)%	0.6%	100.0%	100.0%	100.0%

Total gross profit	67,199	73,702	78,632	9.7%	6.7%	18.0%	18.9%	20.2%
General and administrative expenses	32,755	36,096	37,484	10.2%	3.8%	8.8%	9.3%	9.6%
Depreciation and amortization	27,848	26,316	16,949	(5.5)%	(35.6)%	7.4%	6.8%	4.3%
Loss on sale, disposal or abandonment of assets, net	1,557	314	493	(79.8)%	57.0%	0.4%	0.1%	0.1%
Charges (adjustments) of integration and reorganization cost	(869)	5	—	*	*	(0.2)%	0.0%	0.0%
Impairment charges and other related costs	450	1,603	2,268	*	*	0.1%	0.4%	0.6%

Income from operations	5,458	9,368	21,438	71.6%	128.8%	1.5%	2.4%	5.5%
Other expense (income):
Interest expense, net	23,196	23,698	19,555	2.2%	(17.5)%	6.2%	6.1%	5.0%
Prepayment penalty upon redemption of $160 million notes	—	—	4,800	*	*	0.0%	0.0%	1.2%
Write-off of debt issuance costs upon redemption of $160 million notes	—	—	3,956	*	*	0.0%	0.0%	1.0%
Other	(284)	(312)	(5)	9.9%	(98.4)%	(0.1)%	(0.1)%	(0.0)%

Loss before income taxes	(17,454)	(14,018)	(6,868)	(19.7)%	(51.0)%	(4.7)%	(3.6)%	(1.8)%
Benefit for state income taxes	(49)	—	—	*	*	(0.0)%	0.0%	0.0%

Net loss	$(17,405)	$(14,018)	$(6,868)	(19.5)%	(51.0)%	(4.7)%	(3.6)%	(1.8)%

*	not meaningful

Results of Operations for 2006 as compared to 2005

Restaurant Operations

We have a 52/53-week fiscal year ending on the Tuesday closest to December 31. Fiscal years 2004 and 2006, which ended on December 28, 2004 and January 2, 2007, respectively, contained 52 weeks, while fiscal year 2005, which ended on January 3, 2006, contained 53 weeks.

Restaurant sales for 2006 improved 0.2% when compared to 2005. Our 2006 restaurant sales increased 1.9% when calculated on a comparative 52-week basis for both fiscal 2005 and 2006. Our 2006 comparable store sales increased 4.5% over 2005 partially due to a system-wide price increase, a slight shift in product mix to higher priced items, and an increase in the volume of units sold resulting from suggestive selling techniques. We also see growth in markets in which we offer catering by our company-owned restaurants. Our catering business contributed 1.1% of the increase to our comparable store sales.

Comparable store sales represent sales at restaurants open for one full year that have not been relocated or closed during the current year. Comparable store sales include company-owned restaurants only and represent the change in period-over-period sales for the comparable restaurant base. A restaurant becomes comparable in its 13th full month of operation.

Comparable store sales for each quarter in fiscal 2005 and 2006 are as follows:

	Fiscal 2005	Fiscal 2006

First Quarter	4.6%	6.2%
Second Quarter	6.3%	3.6%
Third Quarter	5.9%	3.2%
Fourth Quarter	3.9%	4.7%

Our restaurant gross profit increased $7.1 million, or 10.7%, in 2006 compared to the 2005 period, which included an extra week. Our restaurant margins are impacted by various restaurant-level operating and non-operating expenses such as the cost of products sold, salaries and benefits, insurance, supplies, repair and maintenance expenses, advertising, rent, utilities and property taxes. Because certain elements of cost of sales such as rent, utilities, property taxes and manager salaries are fixed in nature, incremental sales positively impact gross profit. Depreciation, amortization and income taxes do not impact our restaurant contribution margins.

In analyzing 2006 against a comparable 52-week basis for 2005, our restaurant contribution margins improved to 20.2% from 18.1% primarily due to price increases and product mix shifts positively impacting revenue, improved control over food waste, labor hours, and supplies spending partially offset by increases in food costs, wage rates, utilities, lease and lease related expenses. In comparing the reported 52-week period for 2006 against the reported 53-week period in 2005, the $7.1 million increase in gross profit was primarily due to revenue of $14.5 million driven by price increases and product mix shifts. Our margins were also favorably impacted by approximately $1.8 million reduction in marketing expense as a result of a shift to more targeted marketing, $0.6 million savings in real estate taxes that included the settlement of a real estate tax dispute and $0.6 million in decreased workers’ compensation loss reserves. These improvements, reductions and savings were partially offset by increases of approximately $2.7 million in salaries and wages, $2.3 million in food costs and distribution expenses, $1.9 million in energy and utility costs, $1.2 million in lease and lease related expenses (consisting of increased costs of lease renewals substantially offset by cost savings due to restaurant closures), and $0.5 million in installation costs and monthly fees for DSL service in our company-owned restaurants. The extra week in the 53-week period in 2005 period contributed $1.8 million in gross profit.

Manufacturing Operations

Our manufacturing operations, which include our USDA inspected commissaries, predominantly support our company-owned restaurants and generate revenue from the sale of food products to franchisees, licensees, third-party distributors and other third parties. All inter-company transactions have been eliminated during consolidation.

During 2006, our manufacturing operations experienced negative margins primarily due to increases in raw materials and freight costs and incremental start-up costs associated with new products and customers. During the fourth quarter of 2006, our margins improved slightly partially due to implemented price increases to some of our third party customers. We also opened two new commissary locations, aggregating our commissary system to five locations, which will increase our current production capacity. Finally, we engaged a third party consulting firm to assist us in developing manufacturing cost models. We believe these initiatives will allow us to become more operationally efficient in the future and positively impact our manufacturing operations.

License and Franchise Operations

Revenues for the license and franchise operations consist primarily of initial fees and royalty income earned as a result of sales within licensed and franchised restaurants. Overall, licensee and franchisee royalty income improved 0.6% in 2006 as compared to 2005, which included an extra week of royalty income. On a comparable 52-week basis and excluding $0.3 million in accelerated royalties due to an early termination of a franchise agreement in the 2005 period, licensee and franchisee royalty income improved 7.9% or $0.4 million in the 2006 period. The percentage increase was predominantly due to improved comparable sales in the Manhattan Bagel and Einstein Bros. brands and an increase in the number of Einstein Bros. licensed restaurants, offset by the closure of several Manhattan Bagel franchises.

General and Administrative Expenses

Our general and administrative expenses increased 3.8%, or $1.4 million, in 2006 when compared to 2005. As a percentage of sales, our general and administrative expenses were 9.3% in 2005 compared to 9.6% in 2006. Predominantly contributing to the increase was approximately $0.7 million in stock based compensation expense and $0.7 million for our 2006 annual leadership summits for our Einstein Bros. and Noah’s general managers and our Manhattan Bagel franchisees.

Depreciation and Amortization

Depreciation and amortization expenses decreased 35.6%, or $9.4 million, in 2006 compared to 2005. The decrease is primarily due to all of our amortizing intangible assets becoming fully amortized and a substantial portion of our other assets becoming fully depreciated within the second and third quarters of fiscal 2006. Depreciation and amortization expense is predominantly related to the assets of Einstein/Noah Bagel Corp. that we acquired in bankruptcy proceedings in June 2001.

Loss on the Disposal, Sale or Abandonment of Assets

Loss on the disposal, sale or abandonment of assets represents the excess of book value over proceeds received, if any, over the net book value of an asset. We establish estimated useful lives for our assets, which range from three to eight years, and depreciate using the straight-line method. Leasehold improvements are limited to the lesser of the useful life or the non-cancelable lease term. The useful lives of the assets are based upon our expectations of the period of time that the asset will be used to generate revenue. We periodically review the assets for changes in circumstances, which may impact their useful lives.

Impairment Charges and Other Related Costs

Impairment losses are non-cash charges recorded on long-lived assets, goodwill, trademarks and our other intangible assets. Generally, an indicator of impairment would include a significant change in an asset’s ability to generate positive cash flow in the future or in the fair value of an asset. Whenever impairment indicators are determined to be present, the amount of impairment is measured as the excess of the carrying amount of the asset over its fair value. During 2006, we recorded $0.2 million in impairment charges related to company-owned restaurants compared to $0.2 million in 2005. In addition, during 2005, we recorded $1.2 million in impairment charges related to our Chesapeake trademarks.

Some of our manufacturing equipment is located at the plant of Harlan Bakeries, Inc., our frozen bagel dough supplier. In late 2006, we were notified of Harlan’s intent, under the terms of the contract, to purchase the equipment and we agreed to sell the equipment to Harlan for $1.1 million. In order to adjust the assets down to their mutually agreed-upon fair value, we recorded an impairment charge of $2.2 million during the quarter ended January 2, 2007. The assets have been classified as held for sale on the consolidated balance sheet as of January 2, 2007.

Other Expense (Income)

On February 28, 2006, we completed a debt refinancing that redeemed our $160 million notes and retired our $15.0 million AmSouth revolver. We replaced this debt with $170.0 million in new term loans and a $15.0 million revolving credit facility. It reduced our effective interest rate from 13.3% to a weighted-average effective interest rate of 10.27% as of January 2, 2007. In 2006, we incurred $19.6 million in net interest expense compared to $23.7 million in 2005. In connection with refinancing our $160 million notes, we wrote off $4.0 million of debt issuance costs and paid a 3% redemption premium in the amount of $4.8 million during the first quarter ended 2006.

Net Loss and Income Taxes

For GAAP, we reported a net loss for 2006 of $6.9 million, which was a 51.0% decrease from the net loss of $14.0 million we reported for 2005. Due to improved operations and as a result of a reduction in our depreciation and amortization expense, as well as a savings from the reduction in the interest rate on our debt facility, we achieved net income of $0.8 million and $6.0 million during the third and fourth quarters of 2006, respectively.

For tax purposes, net operating losses generated in 2006 will result in no federal or state income tax liability for 2006 and also will result in an estimated net operating loss carryforward for U.S. federal income tax purposes of $1.6 million, which expires on December 31, 2026. Net operating losses generated in 2005 from continuing operations resulted in no federal or state income tax liability for 2005 and also resulted in a net operating loss carryforward for U.S. federal income tax purposes of $5.4 million, which expires on December 31, 2025. As of January 2, 2007, our net operating loss carryforwards for U.S. federal income tax purposes were $156.8 million, $97.0 million of which are subject to an annual usage limitation of $4.7 million, and were subject to the following expiration schedule:

Net Operating Loss
Carryforwards	Expiration Date
(in thousands of dollars)

$865	12/31/2009
2,148	12/31/2010
4,862	12/31/2011
9,589	12/31/2012
14,553	12/31/2018
6,862	12/31/2019
10,424	12/31/2020
10,515	12/31/2021
35,688	12/31/2022
42,362	12/31/2023
12,003	12/31/2024
5,413	12/31/2025
1,552	12/31/2026

$156,836

Our ability to utilize the approximately $59.8 million of our net operating losses that are not currently subject to limitation could become limited, and our ability to utilize our remaining net operating losses could be limited further, in the event that we undergo an “ownership change” as that term is defined for purposes of Section 382 of the Internal Revenue Code.

Our net operating loss carryforwards are one of our deferred income tax assets; however, the ultimate realization of these deferred income tax assets is dependent upon generation of future taxable income. Due to the uncertainty of future taxable income, deferred tax assets resulting from these net operating losses have been fully reserved. In accordance with SFAS 109, “Accounting for Income Taxes,” we will assess the continuing need for a valuation allowance that results from uncertainty regarding our ability to realize the benefits of our deferred tax assets.

Results of Operations for 2005 as compared to 2004

Total revenue improved 4.1% during fiscal 2005 compared to fiscal 2004. This improvement was primarily attributable to an increase in restaurant sales. During fiscal 2005, we derived 93.3% of our total revenue from our company-owned restaurants. Our company-owned restaurant sales increased 2.4% when calculated on a comparative 53-week basis for both fiscal 2005 and 2004. Restaurant comparable store sales increased 5.2% for fiscal 2005. We believe the positive trend in comparable store sales is a result of price increases coupled with a shift in the product mix to higher priced items, improvements in the operation of our restaurants including initiatives in customer service and overall restaurant appearance, the introduction of new menu items, further development of catering programs in selected markets, and advertising campaigns that were initiated in the fourth quarter of fiscal 2004 and second and third quarters of fiscal 2005 that strengthened consumer awareness.

Comparable store sales for each quarter in 2004 and 2005 are as follows:

	Fiscal 2004	Fiscal 2005

First Quarter	(4.9)%	4.6%
Second Quarter	(3.7)%	6.3%
Third Quarter	(1.6)%	5.9%
Fourth Quarter	2.7%	3.9%

Gross Profit

Our total gross profit during fiscal 2005 demonstrates continuing improvement over prior years due to careful monitoring of the impact of price increases and the cost of products sold using theoretical food cost models. The dollar change in our total gross profit improved 9.7% during fiscal 2005 compared to fiscal 2004. The improvement was primarily driven by an increase of 12.5% in our company-owned restaurant margins, which contributes the most significant component of total gross profit. Our restaurant margins are impacted by various restaurant-level operating expenses such as the cost of products sold, salaries and benefits, insurance, supplies, repair and maintenance expenses, advertising, rent, utilities and property taxes. Similarly, our manufacturing margins are impacted by various manufacturing-level operating expenses such as the cost of products sold, salaries and benefits, insurance, supplies, repair and maintenance expenses, rent, utilities and property taxes. Depreciation, amortization and income taxes do not impact our restaurant or manufacturing margins.

Because certain elements of cost of sales such as rent, utilities, property taxes and manager salaries are fixed in nature, incremental sales positively impact gross profit. During fiscal year 2005, the increase in company-owned restaurant sales over the comparable period contributed approximately $11.7 million of store contribution margin related to the increased sales. This margin increase was partially offset by approximately $1.6 million in additional marketing expenses, $2.0 million in additional bonuses payable to restaurant managers due to improved operating performance and $0.7 million in increased bank charges and credit card fees.

Our manufacturing operations are ancillary to our company-owned restaurants. For the fiscal years ended 2004 and 2005, our manufacturing margins represented less than 1.0% of total revenues. The profit derived from our manufacturing operations represents third-party sales and can be significantly impacted by fixed overhead costs such as rent, utilities, property taxes and manager salaries and fluctuating commodity costs.

Other Expenses

Our general and administrative expenses increased 10.2% during fiscal 2005 when compared to the same period in 2004. Approximately $2.4 million was the result of an increase in salaries and bonuses to corporate office staff and management due to improved operating performance. Also contributing to the increase was approximately $0.6 million in travel, $0.4 million in severance wages, $0.5 million in additional accrued vacation wages payable in future periods, $0.3 million in additional recruiting and relocation expenses, offset by approximately $1.1 million in reduced legal spending for matters that were resolved in early 2005.

Depreciation and amortization expenses decreased 5.5% during fiscal 2005 when compared to the preceding fiscal year. The decrease in depreciation and amortization expense is primarily due to a portion of our asset base becoming fully depreciated.

During fiscal 2004, we recorded a loss on disposal or abandonment of assets of approximately $120,000 due to the disposal of menu boards as a result of our new menu offerings and approximately $1.5 million due to the abandonment of leasehold improvements related to closed restaurants and our administrative facilities located in New Jersey. The loss on disposal or abandonment of assets was offset by a gain of approximately $90,000 on the sale of the assets of Willoughby’s.

Charges (adjustments) of integration and reorganization cost for fiscal 2004 primarily represents adjustments to previously recorded liabilities associated with the closing and consolidation of our Eatontown facilities during 2002. During April 2004, we reached an agreement with the landlord of our Eatontown facility to settle outstanding litigation. Previously recorded integration and reorganization estimates associated with closing this facility were adjusted to reflect a reduction of the prior year’s accrued cost of $0.7 million.

During fiscal 2005, we recorded approximately $1.2 million in impairment charges related to the Chesapeake trademarks. We also recorded approximately $0.2 million in impairment charges related to company-owned restaurants and approximately $0.1 million in exit costs from the decision to close one restaurant. During fiscal 2004, we recorded $0.5 million in impairment charges for long-lived asset impairments and exit costs from the decision to close two restaurants and to write down the assets of under-performing restaurants.

During fiscal 2005, net interest expense increased 2.2% when compared to fiscal 2004 primarily due to the 53-week basis. Calculated on a comparative 53-week basis for both fiscal 2005 and 2004, interest expense remained flat.

Net Loss and Income Taxes

We reported a net loss for 2005 of $14.0 million, which was a 19.5% decrease from the net loss of $17.4 million we reported for 2004.

Net operating losses generated in 2005 from continuing operations resulted in no federal or state income tax liability for 2005 and also resulted in a net operating loss carryforward for U.S. federal income tax purposes of $5.4 million, which expires on December 31, 2025. Net operating losses generated in 2004 from continuing operations resulted in no federal or state income tax liability for 2004 and also resulted in a net operating loss carryforward for U.S. federal income tax purposes of $12.0 million, which expires on December 31, 2024. Our ability to utilize our net operating losses is currently limited by the application of Section 382 of the Internal Revenue Code, and could be limited further in the event that we undergo an “ownership change.”

Financial Condition, Liquidity and Capital Resources

The restaurant industry is predominantly a cash business where cash is received at the time of the transaction. We believe we will generate sufficient cash flow and have sufficient availability under our revolving credit facility to fund operations, capital expenditures and required debt and interest payments. Our inventory turns frequently since our products are perishable. Accordingly, our investment in inventory is minimal. Our accounts payable are on terms that we believe are consistent with those of other companies within the industry.

The primary driver of our operating cash flow is our restaurant operations, specifically the gross margin from our company-owned restaurants. Therefore, we focus on the elements of those operations including comparable store sales and cash flows to ensure a steady stream of operating profits that enable us to meet our cash obligations. On a weekly basis, we review our company-owned restaurant performance compared with the same period in the prior year and our operating plan.

Based upon our projections for 2007 and 2008, we believe our various sources of capital, including availability under existing debt facilities, and cash flow from operating activities of continuing operations, are adequate to finance operations as well as the repayment of current debt obligations.

2003 Debt Refinancing

We completed a debt refinancing on July 8, 2003, when we issued $160.0 million of 13% senior secured notes due 2008, or the $160 million notes. We used the net proceeds of the offering, among other things, to refinance the increasing rate notes which were issued in connection with the Einstein Bros./Noah’s acquisition that occurred in 2001. Also on July 8, 2003, we entered into a three-year, $15.0 million senior secured revolving credit facility with AmSouth Bank, or the AmSouth revolver.

2006 Debt Redemption and Refinancing

On February 28, 2006, we completed the refinancing of the AmSouth revolver and $160 million notes. Our new financing consists of a:

•	$15.0 million revolving credit facility maturing on March 31, 2011;

•	$80.0 million first lien term loan maturing on March 31, 2011;

•	$65.0 million second lien term loan maturing on February 28, 2012; and

•	$25.0 million subordinated note maturing on February 28, 2013.

Each of the loans requires the payment of interest in arrears on a quarterly basis commencing on March 31, 2006. Additionally, the first lien term loan requires quarterly scheduled minimum principal reductions commencing June 30, 2006. In the event that we have not extended the maturity date of the mandatorily redeemable Series Z preferred stock to a date that is on or after July 26, 2012 (July 26, 2013 for the subordinated note) or redeemed the Series Z by various dates in 2008 and 2009, then each of the loans have various accelerated maturity dates beginning in December 2008.

2007 Amendments to Debt Facilities

Concurrently with this offering, we intend to amend our existing revolving credit facility and our existing first lien term loan facility. As part of this amendment, we expect to increase the amount of our revolving credit facility to $20.0 million and decrease the amount of our term loan to a principal amount of $70.0 million or less. Due to our decreased leverage upon completion of this offering, we also expect to be able to obtain more favorable interest rates and financial covenants than contained in our current revolving credit facility and first lien term loan facility, which will be reflected in such amendments. In addition, we expect to obtain a commitment for an incremental term loan in an aggregate principal amount of up to $57.0 million which may be used by us if needed solely for the purpose of redeeming the zero coupon Series Z preferred stock which is not due until June 2009.

Working Capital Deficit

On January 2, 2007, we had unrestricted cash of $5.5 million and restricted cash of $2.7 million. Under our current revolving credit facility, there were no outstanding borrowings, $6.7 million in letters of credit outstanding and borrowing availability of $8.3 million. Our working capital deficit improved $3.7 million to $8.0 million in 2006 compared to $11.7 million in 2005, primarily due to the increased profitability at our company-owned restaurants partially offset by the short-term classification of principal payments due under our first lien term loan.

On January 3, 2006, we had unrestricted cash of $1.6 million and restricted cash of $3.2 million. The timing of our January 1 semi-annual interest payment of $10.4 million under our $160 million notes and the payment of monthly rent (reflected in prepaid expenses) negatively impacted our cash balance at January 3, 2006.

Cash Provided by Operations

Due to increased profitability at our company-owned restaurants and the timing of operational receipts and payments, net cash generated by operating activities was $14.0 million for 2006 compared to $2.1 million for 2005. Cash provided by operations for 2006 includes a $4.8 million cash prepayment penalty incurred upon redemption of the $160 million notes. Cash provided by operations for 2005 includes three semi-annual interest payments of $10.4 million, individually, related to our $160 million notes. The third semi-annual interest payment was due to the timing of the end of our 2005 fiscal year end.

Cash Used in Investing Activities

During 2006, we used approximately $13.2 million of cash to purchase additional property and equipment that included $1.7 million for new restaurants, $2.6 million for upgrading existing restaurants, $3.8 million for replacement and new equipment at our existing company-owned restaurants, $3.0 million for our manufacturing operations and $2.1 million for general corporate purposes.

We anticipate that the majority of our capital expenditures for fiscal 2007 will be focused on the addition of 11 to 15 new company-owned restaurants during 2007 at an average capital investment of approximately $550,000 per restaurant, dependent upon square footage, layout and location. We also intend to upgrade approximately 25 of our current restaurants to the front of the house configuration of our prototype restaurant, during 2007. This upgrade includes new self service coolers, an expanded coffee bar, and a separate station for quick “to go” items. Finally, we plan to acquire additional equipment for new menu items and an improved ordering system that uses wireless technology to reduce the time our guests wait in line before they receive their food.

During fiscal 2005, we used approximately $10.3 million of cash to purchase additional property and equipment that included $1.2 million for new restaurants, $2.3 million for upgrading existing restaurants, $4.3 million for replacement and new equipment at our existing company-owned restaurants, $0.9 million for our manufacturing operations and less than $1.6 million for general corporate purposes.

Cash Used in Financing Activities

As a result of our refinancing of our $160 million notes with $170.0 million in new term loans in February 2006, we borrowed $169.4 million in term loans and incurred approximately $5.0 million in debt issuance costs. Upon closing of our new debt facility, we began amortizing these costs and the debt issuance costs related to our $160 million notes and AmSouth revolver were written-off.

During fiscal 2005, we used cash of approximately $0.3 million to repay our obligations under the New Jersey Economic Development Authority Note Payable, offset by approximately $0.2 million in proceeds received from the exercise of warrants issued in connection with private financing transactions that were repaid in July 2003.

Contractual Obligations

The following table summarizes the amounts of payments due under specified contractual obligations as of January 2, 2007:

	Payments Due by Period
		2008 to	2011 to	2013 and
	2007	2010	2012	thereafter	Total
	(in thousands of dollars)

Accounts payable and accrued expenses	$29,202	$—	$—	$—	$29,202
Debt facility(a)	3,605	49,630	25,900	105,795	184,930
Estimated interest expense on debt facility(b)	16,795	46,077	12,065	4,987	79,924
Mandatorily redeemable Series Z preferred stock	—	57,000	—	—	57,000
Minimum lease payments under capital leases	93	133	3	—	229
Minimum lease payments under operating leases	26,264	55,496	13,881	6,916	102,557
Purchase obligations(c)	3,336	—	—	—	3,336
Other long-term obligations(d)	—	834	506	5,834	7,174

Total	$79,295	$209,170	$52,355	$123,532	$464,352

(a)	Debt facility includes the full face value of the subordinated note and the full accrual of paid-in-kind interest that is due upon maturity.
(b)	Calculated using the LIBOR rate as of January 2, 2007, plus the applicable margin in effect. Because the interest rates on the first lien term loan facility, the second lien term loan facility and the revolving credit facility are variable, actual payments could differ materially.
(c)	Purchase obligations consist of non-cancelable minimum purchases of frozen dough and certain other raw ingredients that are used in our products.
(d)	Other long-term obligations primarily consist of the remaining liability related to minimum future purchase commitments with a supplier that advanced us $10.0 million in 1996.

The following table summarizes the amounts of payments due under specified contractual obligations as of          , 2007 pro forma for completion of this offering, and the proposed use of proceeds:

	Payments Due by Period
		2008 to	2011 to	2013 and
	2007	2010	2012	thereafter	Total
	(in thousands of dollars)

Accounts payable and accrued expenses
Debt facility
Estimated interest expense on debt facility(a)
Mandatorily redeemable Series Z preferred stock
Minimum lease payments under capital leases
Minimum lease payments under operating leases
Purchase obligations(b)
Other long-term obligations(c)

Total

(a)	Calculated using the LIBOR rate as of , 2007, plus an estimate of the applicable margin likely to be in effect. Because the interest rates on the revolving credit facility and the term loan facility will be variable, actual payments could differ materially.
(b)	Purchase obligations consist of non-cancelable minimum purchases of frozen dough and certain other raw ingredients that are used in our products.
(c)	Other long-term obligations primarily consist of the remaining liability related to minimum future purchase commitments with a supplier that advanced us $10.0 million in 1996.

Insurance

We are insured for losses related to health, general liability and workers’ compensation under large deductible policies. The insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The estimated liability is established based on actuarial estimates, is discounted at 10% based upon a discrete analysis of actual claims and historical data and is reviewed on a quarterly basis to ensure that the liability is appropriate. If actual trends, including the severity or frequency of claims, differ from our estimates our financial results could be favorably or unfavorably impacted. The estimated liability is included in accrued expenses in our consolidated balance sheets.

Off-Balance Sheet Arrangements

Guarantees

Prior to 2001, we would occasionally guarantee leases for the benefit of certain of our franchisees. None of the guarantees have been modified since their inception and we have since discontinued this practice. Current franchisees are the primary lessees under the vast majority of these leases. Under the lease guarantees, we may be required by the lessor to make all of the remaining monthly rental payments or property tax and common area maintenance payments if the franchisee does not make the required payments in a timely manner. However, we believe most, if not all, of the franchised restaurants could be subleased to third parties minimizing our potential exposure. Additionally, we have indemnification agreements with our franchisees under which the franchisees would be obligated to reimburse us for any amounts paid under such guarantees. Historically, we have not been required to make such payments in significant amounts. We record a liability for our exposure under the guarantees in accordance with SFAS No. 5, “Accounting for Contingencies,” following a probability related approach. Minimum future rental payments remaining under these leases were approximately $0.7 million as of January 2, 2007. We believe the ultimate disposition of these matters will not have a material adverse effect on our financial position or results of operations.

Letters of Credit

We have $6.7 million in letters of credit outstanding under our revolving credit facility at January 2, 2007. The letters of credit expire on various dates during 2007, are automatically renewable for one additional year and are payable upon demand in the event that we fail to pay the underlying obligation related to certain workers compensation claims or distributor claims.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 is an interpretation of FASB Statement No. 109, “Accounting for Income Taxes,” and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. FIN 48 prescribes a recognition threshold and measurement criterion for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return, among other items. In addition, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition with respect to uncertainty in income taxes. We are required to adopt FIN 48 in the first quarter of fiscal 2007. At this time, we are still in the process of evaluating FIN 48 and are not able to estimate the impact of adoption to our consolidated financial statements. As of January 2, 2007, our net deferred tax assets have been fully reserved.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006. Adoption of SAB 108 did not have any impact on our results from operations or financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We do not believe such adoption will have a material impact on our consolidated financial statements.

In June 2006, the FASB ratified the consensus reached on EITF Issue No. 06-03, How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross Versus Net Presentation)(EITF 06-03). The EITF reached a consensus that the presentation of taxes on either a gross or net basis is an accounting policy decision that requires disclosure. EITF 06-03 is effective for our fiscal year beginning January 3, 2007. Sales tax amounts collected from customers have been recorded on a net basis. The adoption of EITF 06-03 will not have any effect on our financial position or results of operations.

We have considered all other recently issued accounting pronouncements and do not believe the adoption of such pronouncements will have a material impact on our consolidated financial statements.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies impact our more significant judgments and estimates used in the preparation of our consolidated financial statements. Our significant accounting policies are discussed in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Impairment of Long-Lived Assets

We review property and equipment and amortizing intangible assets for impairment when events or circumstances indicate that the carrying amount of a restaurant’s assets may not be recoverable. We test for impairment using historical cash flows and other relevant facts and circumstances as the primary basis for our estimate of future cash flows. Relevant facts and circumstances may include, but are not limited to, local competition in the area, the ability of existing restaurant management, the necessity of tiered pricing structures and the impact that upgrading our restaurants may have on our estimates. This process requires the use of estimates and assumptions, which are subject to high degree of judgment. In the event that these estimates and assumptions change in the future, we may be required to record impairment charges for these assets. Given a substantial portion of our property and equipment (related to the assets of Einstein/Noah Bagel Corp. that we acquired in bankruptcy proceedings in June 2001) became fully depreciated within the second and third quarters of fiscal 2006, and considering the improvement in the profitability and cash flows from each of our restaurants, we believe a significant change in any of the aforementioned assumptions would not have a material impact to our consolidated financial statements. As of January 2, 2007, all amortizing intangible assets have been fully amortized and a change in any of the aforementioned assumptions would have no impact to our consolidated financial statements.

At least annually, we utilize independent valuation experts to assist us in assessing the recoverability of goodwill and other intangible assets not subject to amortization related to our restaurant concepts. These impairment tests require us to estimate the fair values of our restaurant concepts by making assumptions regarding future profits and cash flows, expected growth rates, terminal values, discount rates and other factors. As of January 2, 2007, the fair value of goodwill and other intangible assets not subject to amortization sufficiently exceeded the carrying values. A much greater than inconsequential movement in any of the aforementioned assumptions would not have a material impact to our consolidated financial statements. The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and other intangible assets and are also consistent with the projections and assumptions that are used in current operating plans. These assumptions are subject to change as a result of changing economic and competitive conditions. In the event that these assumptions change in the future, we may be required to record impairment charges for these assets.

Insurance Reserves

We are insured for certain losses related to health, general liability and workers’ compensation under large deductible policies. The insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The estimated liability is established and discounted at 10% based upon analysis of historical data and actuarial estimates and is reviewed on a quarterly basis to ensure that the liability is appropriate. A 300 basis point decrease in the discount factor would increase our net loss by approximately $0.1 million annually. If actual trends, including the severity or frequency of claims differ from our estimates, our financial results could be favorably or unfavorably impacted.

Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment. SFAS No. 123R is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize compensation expense for awards of equity instruments to employees based on the fair value of those awards on the date of grant (with limited exceptions).

Effective January 4, 2006, we adopted the provisions of SFAS No. 123R using the modified prospective transition method. Prior to the adoption of SFAS No. 123R, we applied the intrinsic value-based method of accounting prescribed by APB No. 25 and related interpretations, in accounting for our fixed award stock options to our employees. As such, compensation expense was recorded only if the current market price of the underlying common stock exceeded the exercise price of the option on the date of grant. We applied the fair value basis of accounting as prescribed by SFAS No. 123 in accounting for our fixed award stock options to our consultants. Under SFAS No. 123, compensation expense was recognized based on the fair value of stock options granted.

Historically, we adopted only the pro forma disclosure provisions of SFAS No. 123. Since adoption of SFAS No. 123R, we are recognizing compensation costs relating to the unvested portion of awards granted prior to the date of adoption using the same estimates and attributions used to determine the pro forma disclosures under SFAS No. 123, except that forfeiture rates are estimated for all options, as required by SFAS No. 123R.

We use the Black-Scholes model to estimate the fair value of our option awards. The Black-Scholes model requires estimates of the expected term of the option, as well as future volatility and the risk-free interest rate. Our stock options generally vest over a period of six months to three years and have contractual terms to exercise of five to ten years. The expected term of options is based upon evaluations of historical and expected future exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Implied volatility is based on the mean reverting average of our stock’s historical volatility and that of an industry peer group. The use of mean reversion is supported by evidence of a correlation between stock price volatility and a company’s leverage combined with the effects mandatory principal payments will have on our capital structure, as defined under our new debt facility. We have not historically paid any dividends and are precluded from doing so under our debt covenants.

There is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may differ from the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that is significantly in excess of the fair values originally estimated on the grant date and reported in our financial statements. Although the fair value of our share-based awards is determined in accordance with SFAS 123R and the SEC’s Staff Accounting Bulletin No. 107 (SAB 107) using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Estimates of share-based compensation expenses do have an impact on our financial statements, but these expenses are based on the aforementioned option valuation model and will never result in the payment of cash by us. For this reason, and because we do not view share-based compensation as related to our operational performance, we exclude estimated share-based compensation expense when evaluating our performance.

Income Taxes

As of January 2, 2007, net operating loss carryforwards of $156.8 million were available to be utilized against future taxable income for years through fiscal 2026, subject in part to annual limitations. Our ability to utilize our net operating losses, including those that are not currently subject to limitation, could be limited or further limited in the event that we undergo an “ownership change” as that term is defined for purposes of Section 382 of the Internal Revenue Code.

Our net operating loss carryforwards are one of our deferred income tax assets; however, the ultimate realization of these deferred income tax assets is dependent upon the generation of future taxable income. Due to the uncertainty of future taxable income, deferred tax assets resulting from these net operating losses have been fully reserved.

In accordance with SFAS 109, “Accounting for Income Taxes,” we will assess the continuing need for a valuation allowance that results from uncertainty regarding our ability to realize the benefits of our deferred tax assets. As we move closer toward achieving net income for a full year, we will review various qualitative and quantitative data, including events within the restaurant industry, the cyclical nature of our business, our future forecasts and historical trending. If we conclude that our prospects for the realization of our deferred tax assets are more likely than not, we will then reduce our valuation allowance as appropriate and credit income tax expense after considering the following factors:

•	The level of historical taxable income and projections for future taxable income over periods in which the deferred tax assets would be deductible, and

•	Accumulation of net income before tax utilizing a look-back period of three years.

The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward periods are reduced.

Quantitative And Qualitative Disclosures About Market Risk

During fiscal 2006 and fiscal 2005, our results of operations, financial position and cash flows have not been materially affected by changes in the relative values of non-U.S. currencies to the U.S. dollar. We do not use derivative financial instruments to limit our foreign currency risk exposure since virtually all of our business is conducted in the United States.

During fiscal year 2005, our manufacturing operations began selling bagels to a wholesaler and a distributor who takes possession in the United States and sells outside of the United States. As the product is shipped FOB domestic dock, there are no international risks of loss or foreign exchange currency issues. Approximately $2.2 million and $2.1 million of sales shipped internationally are included in manufacturing revenues for fiscal years ended 2006 and 2005, respectively.

We expect our debt after this offering to be comprised of a $20.0 million revolving credit facility and up to a $70.0 million term loan facility which we expect will bear interest at variable rates. For variable rate debt, interest rate changes generally do not affect the fair market value of such debt, but do impact future earnings and cash flows, assuming other factors are held constant. A 100 basis point increase in short-term effective interest rates would increase our interest expense by approximately $      million annually, assuming the size and composition of debt as stated above. We expect the interest rates on our revolving credit facility and term loan to be predominantly at LIBOR plus an applicable margin through short-term fixed rate financing. The estimated increase in interest expense incorporates the fixed interest financing into its assumptions.

Our debt as of January 2, 2007 was principally comprised of the revolving credit facility, first lien term loan, second lien term loan, and subordinated note. For fixed rate debt, interest rate changes affect the fair market value of such debt but do not impact earnings or cash flows. Conversely for variable rate debt, including borrowings under our revolving credit facility, first lien term loan and second lien term loan, interest rate changes generally do not affect the fair market value of such debt, but do impact future earnings and cash flows, assuming other factors are held constant. A 100 basis point increase in short-term effective interest rates would increase our interest expense by approximately $1.5 million annually, assuming no change in the size or composition of debt at January 2, 2007. Currently, the interest rates on our revolving credit facility, first lien term loan and second lien term loan are predominantly at LIBOR plus an applicable margin through short-term fixed rate financing. The estimated increase in interest expense incorporates the fixed interest financing into its assumptions.

Our debt as of January 3, 2006 was principally comprised of the $160 million notes due July 1, 2008 and the AmSouth revolver. A 100 basis point increase in market interest rates would have had an immaterial effect on our borrowing costs, since the interest rate on the $160 million notes was fixed. The interest rate on the AmSouth revolver fluctuated with changes in the prime rate, but was immaterial in relation to interest expense under the $160 million notes and in our results of operations and financial condition.

We purchase certain commodities such as butter, cheese, coffee and flour. These commodities are generally purchased based upon market prices established with vendors. Our purchase arrangements may contain contractual features that limit the price paid by establishing certain price floors or caps. We do not use financial instruments to hedge commodity prices because our purchase arrangements help control the ultimate cost paid and any commodity price aberrations are generally short-term in nature.

This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in domestic and global financial markets.

BUSINESS

Our Company

We are the largest owner/operator, franchisor and licensor of bagel specialty restaurants in the United States. We have approximately 600 restaurants in 36 states and the District of Columbia under the Einstein Bros. Bagels, Noah’s New York Bagels and Manhattan Bagel brands. As a leading fast-casual restaurant chain, our restaurants specialize in high quality foods for breakfast, lunch and afternoon snacks in a café atmosphere with a neighborhood emphasis. Collectively, our concepts span the nation with Einstein Bros. restaurants in 33 states and the District of Columbia, Noah’s restaurants in three states on the West Coast and Manhattan Bagel restaurants concentrated in the Northeast. Our Einstein Bros. and Noah’s restaurants are company-owned or licensed, while Manhattan Bagel restaurants are predominantly franchised.

Our product offerings include fresh bagels and other bakery items baked on-site, made-to-order breakfast and lunch sandwiches on a variety of bagels and breads, gourmet soups and salads, decadent desserts, premium coffees and an assortment of snacks. Our manufacturing and commissary operations prepare and assemble consistent, high quality ingredients that are delivered fresh to our restaurants through our network of independent distributors.

Our History

We opened our first company-owned restaurant in New York in 1993 and became a significant franchisor of bagel specialty restaurants and a bagel manufacturer by purchasing Manhattan Bagel in 1998. In 2001, we acquired the assets of Einstein/Noah Bagel Corp., which operated approximately 460 company-owned restaurants under two brands — Einstein Bros. and Noah’s — as well as an additional bagel manufacturing facility. To finance the Einstein Bros./Noah’s acquisition, we issued a substantial amount of short-term debt and preferred equity. We then completed a series of transactions aimed at simplifying and rationalizing our capital structure culminating in an equity restructuring in September 2003. Our current management team assumed their respective roles in late 2003 and has focused on streamlining our restaurant operations and capital structure to provide a foundation for future growth. Since that time, we have closed 61 company-owned restaurants and 154 licensed and franchised restaurants that did not meet our performance standards. Einstein Bros., Noah’s and Manhattan Bagel are our core brands and we have taken steps to enhance these brands, improve our margins and diversify our menus. Based upon our improved financial condition and favorable market conditions, in early 2006, we completed a significant refinancing of our debt on substantially improved terms.

Our Industry and Segment

We compete in the fast-casual segment of the restaurant industry. Fast-casual restaurants are a hybrid of traditional fast-food restaurants and full-service restaurants, offering key attributes of both categories. Fast-casual offers accessibility, low prices (with average checks under $10) and fast service, similar to fast-food restaurants. However, fast-casual also offers high quality food, made-to-order products and upscale décor more in keeping with full-service restaurants. Fast-casual restaurants tend to do their highest sales volume during the day, as opposed to dinner-centric full-service restaurants, and have higher average checks than traditional fast-food restaurants. The fast-casual segment has been growing more rapidly than the overall restaurant industry. A 2006 study by Technomic, Inc., an independent national consulting and research firm, reported that the fast-casual segment grew by approximately 15.1% over the 2004-2005 period. According to Technomic, the bakery café sub-segment, in which we compete, is the largest and one of the most rapidly growing fast-casual sub-segments.

We compete in the breakfast, lunch and afternoon dayparts. Within the breakfast daypart, we believe the guest seeking a high quality and convenient product is underserved, as few fast-casual restaurants are focused on this daypart. We believe premium coffee shops typically lack a fresh, appealing and broad enough food menu, and while traditional fast-food restaurants have renewed their focus on breakfast, they fail to offer the quality of food these guests desire.

We believe these industry dynamics and competitive landscape provide a significant growth opportunity for a fast-casual chain like ours.

Our Competitive Strengths

Fresh and Innovative Menu Offerings

Our restaurants offer a wide variety of made-to-order menu items using high quality, fresh ingredients. In keeping with our baking heritage, the menu at a typical Einstein Bros. or Noah’s company-owned restaurant features a wide variety of fresh baked bagels, muffins and cookies. These products are baked on site at each restaurant to ensure the freshest products for our guests. In addition, each restaurant offers made-to-order breakfast and lunch paninis and hot and cold sandwiches using high quality, fresh ingredients. We also offer a variety of hand tossed salads, gourmet bagel dogs and appetizing soups. We attempt to source produce locally and, when possible, use natural products to help ensure the freshness and quality of our menu offerings.

To ensure our menu remains distinctive and innovative, our product development team continually evaluates and tests new products. Our development team has enabled us to successfully expand our menu offerings to include a line of frozen drinks, specialty coffees, pretzel bagels, and creative seasonal and holiday offerings such as the green bagel and Irish soda bagel (St. Patrick’s Day), asparagus soup (summer), the pumpkin bagel, pumpkin cheesecake cream cheese and butternut squash soup (autumn), and the candy cane bagel (winter holidays). We have also developed limited time offers to address the changes in guest preferences throughout the year. We strive to have a robust product pipeline so we can have a wide assortment of products ready to launch and offer a diverse menu with broad appeal.

Leader in the Breakfast Daypart

We are a leader among fast-casual restaurant companies serving the breakfast daypart, based on both size and guest preference. We are the largest owner/operator, franchisor and licensor of bagel specialty restaurants in the United States. In 2006, over 60% of our sales were made during the breakfast daypart. We believe our success has been driven by our fresh, innovative offerings and more sophisticated alternatives for breakfast than those provided by fast-food restaurants or coffee cafés. For example, a typical Einstein Bros. company-owned restaurant offers approximately 25 varieties of bagels, ten different breakfast sandwiches, nine varieties of muffins, pastries and cookies and traditional breakfast beverages, such as specialty coffees and juices.

Prominent Brands with a Neighborhood Presence

Einstein Bros., Noah’s and Manhattan Bagel are well-established brands that collectively span the nation. In an unaided awareness study commissioned by us and conducted in November 2005, when respondents were asked to name a “bagel place,” 53% of those who answered the survey named Einstein Bros. Despite our large size, we believe our restaurants maintain a comfortable and cozy neighborhood atmosphere valued by our guests. We strive to create a warm and inviting environment in which our guests want to relax and “hang-out.” To that end, we outfit our restaurants with fixtures and materials that are distinct for each brand and that reflect the brands’ personalities, heritage and strong neighborhood identities.

Demonstrated Financial Performance

Our financial performance has improved steadily since the fourth quarter of 2003, when we began a restructuring program that included closing under-performing restaurants and enhancing our core brands, improving our margins and expanding our menus. Highlights of our financial performance include:

•	We have reported nine consecutive quarters of positive comparable store sales;

•	Since 2003, our average restaurant sales have increased by 12.9% from approximately $767,000 to approximately $866,000; and

•	In 2006, our restaurant operating profit and our Adjusted EBITDA reached $73.5 million and $41.8 million, respectively, representing growth of 26.1% and 75.5%, respectively, since 2003. See Note 4 to “Summary Historical Financial and Operating Data” for a discussion of the calculation of Adjusted EBITDA.

In addition to operational improvements that have helped our financial performance, in the first quarter of 2006, we completed a debt refinancing which resulted in cash flow savings of approximately $3.6 million on an

annualized basis for 2006. We expect to realize approximately $      million in cash interest savings on an annualized basis for 2007 resulting from the repayment of debt with the proceeds of this offering and an amendment to our existing revolving credit facility and our existing first lien term loan which we expect to close concurrently with this offering.

A Disciplined, Results-Oriented Team

We have assembled a seasoned management team with significant operating experience. Our management team has:

•	employed a “back-to-basics” approach with a focus on profitability;

•	successfully improved restaurant operations through quality service checklists at all units, secret shopper inspections, improved ordering systems and enhanced training programs;

•	implemented new management information systems which provide profit management and optimization tools; and

•	created a low-cost supply chain with strategically located commissary and manufacturing operations.

Following this offering, our executive officers will own  % of our outstanding common stock, on a fully diluted basis, which we believe aligns their interests with those of our other stockholders.

Our Strategy

Expand Sales and Profitability at Our Existing Restaurants

Enhanced Menu to Capture Multiple Dayparts.  We have enhanced our menu offerings at Einstein Bros. and Noah’s restaurants to attract more guests to our restaurants across multiple dayparts. In addition to leveraging popular menu items across concepts, we have introduced three new breakfast sandwiches, 13 lunch items, and ten items for the afternoon daypart in the past year. We continue to enhance our breakfast offerings, including new “commuter-friendly” sandwiches to cater to the increasing number of our customers who consume breakfast in transit. To expand our sales during the lunch daypart, we continually test and introduce new sandwiches, soups and salads, as well as expand the availability of items popular at one of our restaurant concepts, such as Noah’s grilled chicken sandwiches, across the entire company-owned restaurant base. For the afternoon daypart, we have developed a line of frozen drinks for our Einstein Bros. restaurants, which we will introduce to Noah’s in 2007, as well as pretzel bagels as a snack between traditional meal times. As we have expanded our menu, we have refined its layout to simplify the presentation while highlighting the breadth of our offerings. We believe the enhanced offering at each daypart will help us capture new guests and encourage current guests to visit us more frequently.

Increased Focus on Guest Service and Hospitality.  We believe exceptional guest service will foster repeat business and increase the frequency of return visits. We have implemented an improved ordering system that reduces the time our guests wait in line before they receive their food. Using wireless technology, this system allows our associates to take orders from a mobile ordering pad. The system tracks the time from when the order is taken to completion and alerts our associates to orders that have exceeded our acceptable completion time. Additionally, we believe that this system improves production accuracy compared to our current paper tickets and helps to reduce waste. During 2007, we plan to implement this system in approximately 125 of our higher volume restaurants where we believe waiting time has been a limiting factor to increasing sales.

We also encourage superior hospitality through our general manager compensation structure. We train our general managers to be out in the front of our restaurants greeting guests and making them feel welcome. We have developed a variety of programs to test our success at providing exceptional guest service and have linked our general managers’ bonus compensation to their success in doing so. We utilize a secret shopper program and guest surveys to gauge the quality of the guest experience. The results of these programs are a significant factor in determining our general managers’ bonus compensation.

Upgrade Selected Restaurants.  Our new Einstein Bros. restaurant prototype provides superior merchandising and improved functionality, resulting in increased throughput in our restaurants. This new restaurant format provides better service flow for our guests, including a more user-friendly menu layout, self-service coolers to drive impulse purchases, an expanded coffee bar and a separate station for quick “to go” items. We also upgraded our furniture, lighting and other decorative items, such as artwork, to update the look and feel of our restaurants. We upgraded 23 restaurants in 2006 at a total cost of approximately $1.6 million. Our upgraded restaurants have experienced an average 8% increase in sales following the upgrade. We expect to upgrade approximately 25 more restaurants in 2007 at a total cost of approximately $2.5 million and to continue to upgrade additional restaurants in future years. We believe that there are a significant number of additional restaurants in our system which would show improved operating results after this type of upgrade is completed.

Increase Restaurant Sales through Catering.  We believe catering is an effective way to leverage our existing restaurant infrastructure, with little or no additional capital investment, and expose more people to our food and our brands. We recognize that an effective catering program requires different skills for effectively selling to businesses that frequently utilize catering. Accordingly, we have assembled a dedicated staff of catering managers and specialists to perform this function. We have catering operations in thirteen major markets and plan on adding catering specialists in approximately five additional markets during 2007. We are also moving towards centralization of the ordering process to ensure the order is routed to the restaurant best positioned to fulfill it in a timely manner.

Open New Profitable Restaurants

Company-Owned Restaurants.  We are planning to open new company-owned restaurants under the Einstein Bros. and Noah’s brands within existing markets. Our expansion plans are intended to increase penetration of our restaurants in our most attractive markets. For Einstein Bros., we have selected Atlanta, Chicago, Las Vegas, Phoenix, and various cities in Florida for development. For Noah’s, we intend to focus our development efforts on Portland, Seattle and various cities in California. In 2006, we opened three new Einstein Bros. and two new Noah’s company-owned restaurants. Recently opened restaurants that follow our new prototype typically generate higher AUVs than our existing restaurant base. In 2007, we plan to open a total of 11 to 15 new company-owned restaurants.

Licensed and Franchised Restaurants.  We are planning to expand our presence through a significant expansion of licensed and franchised restaurants. This strategy allows us to generate additional revenues without incurring significant additional expense, capital commitments or many of the other risks associated with opening new company-owned restaurants. We also expect to increase our geographic footprint and guest recognition of our brands.

•	Licensed Restaurants. At the end of 2006, we had 96 licensed restaurants throughout the United States, located primarily in airports, colleges and universities, office buildings, hospitals and military bases and on turnpikes. We have license relationships with Aramark, Sodexho, AAFES, HMS Host, Compass and CA1. We opened 29 new licensed restaurants in 2006 and currently are planning to open 35 to 50 new licensed restaurants in 2007.

•	Franchised Restaurants. We intend to leverage our franchising experience with the Manhattan Bagel brand to begin franchising our Einstein Bros. brand and expand the current Manhattan Bagel franchise system. In 2006, we retained the services of The iFranchise Group, Inc. to assist us in the development of the franchise program for Einstein Bros. We have identified specific markets in which we intend to grow through franchising and are currently in discussions with several parties to develop these markets. With respect to the Manhattan Bagel brand, we are working towards granting additional franchise rights to current franchisees and entering into development agreements with new franchisees in 2007.

Restaurant Concepts

Einstein Bros.

Einstein Bros. offers a menu that specializes in high quality foods for breakfast and lunch, including fresh-baked bagels and hot breakfast sandwiches, cream cheese and other spreads, specialty coffees and teas, creative soups, salads and sandwiches, and other unique menu offerings. The average Einstein Bros. restaurant is approximately 2,400 square feet in size with approximately 40 seats and is generally located in a neighborhood or regional shopping center. We design each restaurant to create a comfortable, casual environment that is consumer friendly, inviting and reflective of the brand’s personality and strong neighborhood identity. We intend to design and build new restaurants consistent with the layout of our prototype restaurant which is approximately 2,500 square feet in size. This will allow for additional seating as well as the improved menu displays and ordering system. During 2004, 2005 and 2006, Einstein Bros. company-owned restaurants generated approximately 82% of our total restaurant sales.

Noah’s

Noah’s offers a menu that specializes in high quality foods for breakfast and lunch, including fresh-baked bagels and other baked goods, made-to-order deli style sandwiches, including such favorites as pastrami, corned beef and roast beef on fresh breads and bagels baked on premises daily, hearty soups, innovative salads, desserts, fresh brewed premium coffees daily and other café beverages. The average Noah’s restaurant is approximately 1,900 square feet in size with approximately 12 seats and is located in urban neighborhoods or regional shopping centers. We use elaborate tile work and wood accents in the brand’s design to create an environment reminiscent of a Lower East Side New York deli, which reinforces the brand’s urban focus with an emphasis on the authenticity of a New York deli experience. We intend to build new restaurants of approximately 2,500 square feet that will incorporate more seating than our current restaurants. During 2004, 2005 and 2006, Noah’s company-owned restaurants generated approximately 17% of our total restaurant sales.

Manhattan Bagel

Manhattan Bagel offers over 20 varieties of fresh-baked bagels, as well as bagel sticks and bialys and up to 15 flavors of cream cheese, a variety of breakfast and lunch sandwiches, salads, soups, coffees and café beverages and desserts. The average Manhattan Bagel restaurant is approximately 1,400 to 2,400 square feet with 24 to 50 seats and is primarily located in suburban neighborhoods or regional shopping centers. Our prototype for new Manhattan Bagel franchised restaurants will be for approximately 2,500 square feet that will incorporate more seating than the current restaurants. Manhattan Bagel restaurants are designed to combine the authentic atmosphere of a bagel bakery with the comfortable setting of a neighborhood meeting place.

Our Menu

Einstein Bros., Noah’s and Manhattan Bagel have a variety of offerings for the breakfast, lunch and afternoon dayparts, although all items are available anytime. While the menus differ slightly at each concept, the core strategy behind the menus is similar.

Breakfast

Our fresh baked bagels are the signature item at all of our restaurants. We offer over 20 varieties of bagels that include classic and creative flavors such as wild blueberry, cinnamon raisin, cranberry, sesame, egg, potato, poppy, jalapeno, chocolate chip, sun-dried tomato and plain. Noah’s Original Fruit & Nut bagels are high in protein and, at Einstein Bros., our Top Shelf Bagels, which include premium flavors such as Dutch Apple and Spinach Florentine, offer a unique alternative. To complement our bagel offerings, our restaurants offer a number of cream cheese schmears and spreads including plain, onion & chive, smoked salmon, jalapeno salsa and honey almond. Other spreads include hummus, whipped butter, preserves, honey butter and peanut butter. Schmears and spreads can be put on a bagel by our associates or purchased in tubs for take-out. We also offer a selection of lighter fare including light cream cheese schmears, fruit cups and yogurt parfaits. To complement our bagels and schmears we offer premium products such as Nova Lox and our custom-blended orange juice. In addition, we offer a selection of other breakfast pastries, such as muffins and coffee cake, which are all baked fresh at the restaurant each day.

Beyond our baked goods, we offer a broad assortment of premium hot breakfast sandwiches. Our breakfast paninis offer a light, fluffy omelet grilled on ciabatta bread. Einstein Bros. breakfast panini offerings include the Spinach & Bacon Panini, which has spinach, bacon, mozzarella and swiss cheese, and a spicy roasted tomato spread, and the Steak & Egg Ranchero Panini, consisting of shaved sirloin with roasted green chilis and pepper jack cheese. Other breakfast sandwiches include Noah’s Egg Mits, which are served on a challah roll, and Einstein Bros. bagel omelet sandwiches.

To accompany our breakfast items, Einstein Bros. offers premium darn good coffeetm with five different flavors daily in each restaurant, such as our Neighborhood Blend or our Vanilla Hazelnut Bakery Blend. Noah’s offers four daily coffee blends including its Midtown, Chelsea, Soho and Gramercy blends. Our restaurants also offer a selection of hot teas, chai teas and iced teas.

Lunch

We have extensive lunch offerings of made-to-order sandwiches, hearty soups and innovative salads. Lunch sandwiches are all made-to-order by our associates on fresh baked breads, bagels or rolls, and include a variety of hot and cold sandwiches. Panini choices include Italian Chicken, Cheese Steak and Albacore Tuna. Einstein Bros. signature sandwiches include the Tasty Turkey, Veg Out® and Club Mex. Noah’s signature sandwiches include the Chicken Caesar, Spicy Chicken and California Chicken as well as grilled sandwiches such as the Corned Beef Reuben and Pastrami Rachel and classic deli sandwiches such as roasted turkey breast and roast beef. Our gourmet bagel dogs include the Original Bagel Dog, a 100% all beef kosher frank wrapped in a plain bagel, and the Aidells® Chicken Portobello Sausage, savory wild mushrooms blended with turkey and chicken, sweet caramelized onions and a hint of sage wrapped in a whole wheat bagel and topped with sunflower and sesame seeds. In addition, we have a robust offering of salads with traditional favorites such as the caesar salad, as well as our own creations such as the Chicken Chipotle, which has roasted chicken, spicy corn and black bean relish, cheddar and jack cheese and is tossed with a Chipotle Vinaigrette. Other popular salads include Bros. Bistro®, Chinese Chicken and the City Salad. Our soup selection includes broccoli cheddar, chicken noodle and turkey chili, as well as seasonal offerings such as asparagus, butternut squash, golden potato leek, crab chowder and clam chowder.

Snacks

In addition to our breakfast and lunch items, we also offer products designed for consumption in between traditional meal times, including our pretzel bagels, cookies and frozen drinks. Each company-owned restaurant offers four types of cookies that may be enjoyed by our guests throughout the course of the day. Einstein Bros. recently launched a line of frozen drinks called Bros. Blenderstm. Flavors include Café Caramel, Café Mocha, Strawberry and Cookies & Cream. These are generally consumed during the afternoon daypart.

Site Selection

We consider our site selection process critical to our long-term success. Our site selection process focuses on identifying markets, trade areas and specific sites based on several factors, including visibility, ready accessibility (particularly for morning and lunch time traffic), parking, signage and adaptability of any current structures. We then determine the availability of the site and the related costs. Our site selection strategy emphasizes high visibility locations with good parking in neighborhood shopping centers and power centers with easy access from high-traffic roads.

Our AUV goal for a new restaurant is at least $1.0 million calculated on an annualized basis based on sales at the end of the first full year of operations. We believe by leveraging and implementing the key attributes of our new restaurant prototype, as well as understanding the characteristics driving the performance of our strongest restaurants, we will be able to open restaurants that operate at this level. Excluding tenant improvement allowances, the cost of a new restaurant is approximately $550,000, but can vary based upon square footage, layout and location. The cost includes equipment, leasehold improvements, furniture and fixtures, and other related capital. In our experience opening new company-owned restaurants in 2006, tenant improvement allowances have averaged approximately $50,000 per restaurant. The amount of the allowance, however, can vary widely depending on the location of the restaurant and other terms of the lease. To the extent available, we plan to open locations with greater visibility, drive-through windows and/or units at the end of a retail center (end-cap units). Drive-through windows increase our lease and construction costs, but they generally increase our restaurant revenues by more than $100,000 per year per restaurant.

Our Current Restaurants

The following table details our restaurant openings and closings for each respective fiscal year:

	Fiscal	Fiscal	Fiscal
	2004	2005	2006
Einstein Bros.
Company-owned beginning balance	373	371	360
Opened restaurants	4	4	3
Closed restaurants	(6)	(15)	(22)

Company-owned ending balance	371	360	341

Licensed beginning balance	38	54	67
Opened restaurants*	16	16	28
Closed restaurants	—	(3)	(2)

Licensed ending balance*	54	67	93

Noah’s
Company-owned beginning balance	83	78	73
Opened restaurants	—	—	2
Closed restaurants	(5)	(5)	(2)

Company-owned ending balance	78	73	73

Licensed beginning balance	3	3	3
Opened restaurants	—	—	1
Closed restaurants	—	—	(1)

Licensed ending balance	3	3	3

Manhattan Bagel
Franchised beginning balance	178	145	109
Opened restaurants	2	—	2
Closed restaurants	(35)	(36)	(31)

Franchised ending balance	145	109	80

Non-Core Brands
Company-owned beginning balance	8	4	2
Opened restaurants	—	—	—
Closed restaurants	(4)	(2)	—

Company-owned ending balance	4	2	2

Franchised beginning balance	52	34	12
Opened restaurants	—	—	—
Closed restaurants	(18)	(22)	(6)

Franchised ending balance	34	12	6

Consolidated Total
Total beginning balance	735	689	626
Opened restaurants	22	20	36
Closed restaurants	(68)	(83)	(64)

Total ending balance	689	626	598

*	We use our franchise agreements to contract with qualified disadvantaged business enterprises (DBE’s) either as licensees, fractional franchisees, or franchisees under a traditional franchise agreement, who do not meet the fractional franchise exemption to open restaurants in our traditional licensee venues. As of January 2, 2007, we had two DBE franchisees operating Einstein Bros. restaurants in airport locations which operationally fall under our licensing group.

As of January 2, 2007, our company-owned, licensed and franchised restaurants were operated in various states and the District of Columbia as follows:

	Company-	Licensed or
Location	Owned	Franchised	Total

Alabama	—	2	2
Arizona	23	3	26
California	79	11	90
Colorado	31	5	36
Connecticut	1	1	2
Delaware	1	1	2
District of Columbia	1	2	3
Florida	51	17	68
Georgia	12	8	20
Hawaii	—	1	1
Illinois	28	5	33
Indiana	10	1	11
Kansas	8	—	8
Kentucky	—	1	1
Louisiana	—	1	1
Maryland	11	—	11
Massachusetts	2	2	4
Michigan	17	4	21
Minnesota	6	3	9
Mississippi	—	1	1
Missouri	14	3	17
Nevada	9	—	9
New Hampshire	1	—	1
New Jersey	4	29	33
New Mexico	5	—	5
New York	2	8	10
North Carolina	2	4	6
Ohio	11	8	19
Oregon	7	1	8
Pennsylvania	10	34	44
South Carolina	—	4	4
Tennessee	—	1	1
Texas	23	8	31
Utah	19	—	19
Virginia	13	10	23
Washington	5	1	6
Wisconsin	10	2	12

Total	416	182	598

Our Properties

All of our restaurants are located on leased premises. As of January 2, 2007, leases for approximately 76 restaurants are set to expire within the next 12 months and substantially all of these leases contain options for automatic renewal, usually with modified pricing terms to reflect current market rents. Lease terms are usually five to ten years, with two three- to five-year renewal option periods, for total lease terms that average approximately 11 to 20 years. Our leases generally require us to pay a proportionate share of real estate taxes, insurance, common charges and other operating costs.

We have identified approximately 25 company-owned restaurants that we anticipate closing over the next three years as their leases expire. Generally, these restaurants have an AUV of less than $550,000 and contribute negligible cash flow.

Information with respect to our headquarters, training, production and commissary facilities is presented below:

			Lease
Location	Facility	Sq. Ft.	Expiration

Golden, CO(1)	Headquarters, Support Center, Test Kitchen	46,802	5/31/2007
Lakewood, CO(2)	Headquarters, Support Center, Test Kitchen	44,574	5/31/2017
Hamilton, NJ(3)	Franchise Support Center, Training Facility	6,637	10/31/2008
Whittier, CA	Production Facility and USDA Inspected Commissary	54,640	11/30/2008
Walnut Creek, CA	Administration Office — Noah’s	2,190	2/29/2008
Carrollton, TX	USDA Inspected Commissary	26,820	7/31/2011
Orlando, FL	USDA Inspected Commissary	7,422	10/31/2010
Denver, CO	USDA Inspected Commissary	9,200	10/13/2008
Grove City, OH	USDA Inspected Commissary	20,644	8/31/2012

(1)	Effective June 1, 2007, we will be relocating our headquarters from Golden, Co. to Lakewood, Co.
(2)	We have signed a ten-year agreement for space in Lakewood, Co. with a lease commencement date of June 1, 2007.
(3)	This facility was closed in March 2007, but we still have obligations under the lease.

Support of Our Restaurant Operations

We believe controlling the development, sourcing, manufacturing and distribution of our key products is an important element in ensuring both quality and profitability. To support this strategy, we have developed proprietary formulations, invested in processing technology and manufacturing capacity, and aligned ourselves with strategic suppliers.

Purchasing

Our purchasing programs provide our company-owned restaurants and our licensed and franchised restaurants with high quality ingredients at competitive prices from reliable sources. Consistent product specifications, as well as purchasing guidelines, help to ensure freshness and quality. Because we utilize fresh ingredients in most of our menu offerings, inventory at our distributors and company-owned restaurants is maintained at modest levels. We negotiate price agreements and contracts depending on supply and demand for our products and commodity pressures. These agreements can range in duration from six months to five years.

Key Ingredients — Bagel Dough, Cream Cheese and Coffee

We have developed proprietary recipes and production processes for our bagel dough, cream cheese and coffee to help ensure product consistency. We believe this system provides a variety of consistent, superior quality products at competitive market prices to our company-owned, licensed and franchised restaurants.

Frozen bagel dough is shipped to all of our company-owned, licensed and franchised Einstein Bros., Noah’s and Manhattan Bagel restaurants and baked on-site. Our significant know-how and technical expertise for manufacturing and freezing mass quantities of raw dough produces a high quality product more commonly associated with smaller bakeries.

Our cream cheese is manufactured to our specifications utilizing our proprietary recipes. Our cream cheese and certain other cheese products are purchased exclusively from a single source under a three-year supply agreement that will expire at the end of 2007. We are currently in discussions with this supplier to renew or extend this agreement and are also seeking a second supplier for cream cheese. We also have developed proprietary coffee blends for sale at our Einstein Bros. and Noah’s company-owned and licensed restaurants. All of our coffee is purchased through a sole-sourced third party provider. We are actively considering alternative sources of supply in order to mitigate some risks associated with sole sourcing.

Other Ingredients

We purchase other ingredients used in our restaurants, such as meat, lettuce, tomatoes and condiments, from a select group of third party suppliers. Our chicken products come from naturally raised chickens that are cared for in strict accordance with established animal care guidelines and without the use of growth accelerators such as antibiotics, steroids or hormones. Our roast beef is USDA Choice, Grade A, and comes only from corn-fed, domestic cattle. We buy high quality fruits, vegetables and specialty produce available direct from farmers and shippers.

Manufacturing

We currently operate a bagel dough manufacturing facility in Whittier, CA and have a supply contract with Harlan Bagel Supply LLC and Harlan Bakeries Inc. in Avon, IN to produce bagel dough to our specifications. These facilities provide frozen dough or par-baked bagels to company-owned restaurants, franchisees and licensees. We use excess capacity to produce bagels for sale to third parties, such as Costco Wholesale Corporation and SuperTarget.

We have long-standing relationships with Costco for the sale of our bagels, which are co-branded with the Kirkland brand, and with SuperTarget for the sale of both bagels and cream cheese in retail kiosks and we sell our branded cream cheese to Albertsons in certain regions. We also sell frozen dough in the U.S. to an international partner for resale of bagels outside the U.S.

Commissaries

Currently we have five commissaries that operate under a Grant of Inspection from the USDA. These are geographically located to best service our existing company-owned and licensed restaurants. We believe our commissary system provides a competitive advantage in that it processes bulk raw ingredients used at our company-owned restaurants, licensed and franchised restaurants. These operations primarily provide our restaurants with critical food products such as sliced meats, cheeses, and pre-portioned kits that create our various salads. Our commissaries assure consistent quality, supply fresh products and improve efficiencies by reducing labor and inventory requirements at the restaurants. We distribute commissary products primarily through our regional distributors.

Our USDA inspected commissaries have sufficient capacity to supply all of our existing company-owned, licensed and franchised restaurants’ needs. In late 2006, we expanded our commissary system to provide additional capacity for new customers. We aim to leverage the fixed cost of our commissary network by focusing on outside sales in areas located near our commissaries. We have various supplier relationships, typically with conventional grocery stores as the customer, for the sale of bagels, cream cheese, salad toppers and salads. These products are sold either through a private label program or under the Einstein Bros. or Noah’s brands.

Distribution

We currently utilize a network of independent distributors to distribute restaurant products to our restaurants. By contracting with distributors, we are able to eliminate investment in distribution systems and focus our managerial and financial resources on our restaurant operations. We contract for virtually all food products and supplies for our company-owned restaurant operations (other than Noah’s frozen bagel dough), including cream cheese, coffee, meats and paper goods. Our vendors and commissaries deliver the products to our distributors for delivery to each restaurant. The individual restaurants order directly from the distributors and commissaries one to three times per week.

Quality Control

We have implemented a quality assurance and food safety program that is designed to provide our restaurants and guests with high quality and safe foods. Quality and food safety programs and procedures include regular and comprehensive vendor and distribution inspections, process control assessments, food performance and sensory evaluations. The inspections and assessments are based on the federal Hazard Analysis of Critical Control Points (HACCP) principle and prioritized to monitor those foods that have the most potential for food safety and performance risk. Furthermore, our quality assurance program has developed a detailed specification and nutritional database that provides our restaurants and guests with current nutritional information on our menu items.

Supplementing the corporate quality assurance program is our restaurant Quality Service Cleanliness (QSC) survey that is done by regional training persons, secret shopper surveys, internal food safety and handling programs for our general managers and our toll-free customer call-in number. All of these measures provide us with information that is used to assess the effectiveness of our internal quality surveillance programs.

Licensing and Franchising

Licensing and franchising our brands allows us to increase our geographic footprint and brand recognition. We also generate additional revenues without incurring significant additional expense, capital commitments and many of the other risks associated with opening new company-owned restaurants.

Licensing

At the end of 2006, we had 96 licensed restaurants throughout the United States located primarily in airports, colleges and universities, office buildings, hospitals and military bases and on turnpikes. We have license relationships with Aramark, Sodexho, AAFES, HMS Host, Compass and CA1. Our typical license has a five-year term and provides that the licensee pays us an up-front license fee of $12,500 and a royalty fee of 7.5%. Our licensed restaurants generally have AUVs of approximately $400,000. We opened 29 new licensed restaurants in 2006 and currently are planning to open 35 to 50 new licensed restaurants in 2007.

Einstein Bros. Franchising

We believe we can more efficiently grow our Einstein Bros. brand through franchising to qualified area developers. We filed a Uniform Franchise Offering Circular (UFOC) for the Einstein Bros. brand. In 2006, we retained the services of The iFranchise Group to assist us in the development of our franchise program for Einstein Bros. In late 2006, we began to actively market the Einstein Bros. brand franchise rights.

Unlike past Manhattan Bagel franchises, which were sold as single franchised units, we plan to utilize a franchise area development model for the Einstein Bros. brand in which we will assign exclusive rights to develop restaurants within a defined geographic region within a specified period of time. We are targeting franchise area developers who have the existing infrastructure, operational experience and financial strength to develop several restaurants in a designated market. The franchise agreement requires an up-front fee of $35,000 per restaurant and a 5% royalty based on gross sales.

We intend to enter into franchise area development agreements in geographic markets where we currently do not have Einstein Bros. restaurants or in markets that can be segmented so that a franchised restaurant does not compete with a company-owned restaurant. In markets where we have limited market penetration, we may also consider selling existing Einstein Bros. restaurants to a franchise area developer. In these instances, we plan to require the franchise area developer to open a minimum number of additional restaurants in a designated period of time.

Manhattan Bagel Franchising

We currently have a franchise base primarily in our Manhattan Bagel brand that generates a recurring revenue stream through royalty fee payments and revenue from the sale to our franchisees of products made from our proprietary recipes. Our Manhattan Bagel franchise base provides us with the ability to grow this brand with minimal commitment of capital by us, and creates a built-in customer base for our manufacturing operations. The core market for this brand is the northeastern United States with the majority of the Manhattan Bagel restaurants located in New Jersey, New York, Pennsylvania and Delaware.

We look for franchisee candidates with appropriate operational experience and financial stability, including specific net worth and liquidity requirements. We typically receive continuing royalties on sales from each franchised restaurant. Our Manhattan Bagel franchisees are not required to buy all of their non-proprietary products directly from us, but rather their product sources must be approved by us. The Manhattan Bagel franchise agreement requires an up-front fee of $25,000 per restaurant and a 5% royalty based on sales.

Over the past three years, we have terminated our relationships with certain franchisees for failure to comply with the requirements of their franchise agreements. Additionally, we have allowed certain franchisees to terminate their franchise agreements in locations that are outside our core markets. In 2006, we opened two new Manhattan Bagel restaurants. One of these was an existing Einstein Bros. restaurant that was converted to the Manhattan Bagel brand. Both restaurants were opened by existing Manhattan Bagel franchisees and are located in our core markets.

Marketing and Advertising

Our 2007 marketing and advertising strategy focuses on publicizing and increasing awareness of our food, beverages, seasonal and retail offerings as well as our catering program.

From a media standpoint, our focus will be on outdoor, broadcast and internet advertising, as well as a cohesive in-store point of purchase program and merchandising displays. We are also developing a new packaging program to strengthen each brand’s identity.

We have an annual marketing calendar that is divided into three trimesters with specific products supporting our overall objective of reinforcing our strength in the breakfast daypart while building the lunch and afternoon dayparts. Our first trimester is focused on core breakfast products: egg sandwiches, breakfast paninis and our darn good coffeetm, including two seasonal flavors in each brand. Our second trimester theme is “Happy and Healthy,” designed to highlight lighter fare options during the late spring and summer months and to support the new menu rollouts at Einstein Bros. and Noah’s. We will close out the year in our final trimester with autumn harvest, catering and holiday retail offerings. During this trimester, we will promote our pumpkin items, as well as other seasonal favorites and products that will capitalize on our heritage as bakers.

Training

We strive to maintain quality, consistency and a positive experience for our guests in each of our restaurants through training and supervision. Our general managers and assistant managers undergo an intensive, nine-week training program, including training in the classroom and in specially designated training restaurants. We have initiated a program that provides economic incentives for our training restaurants and general managers to provide a consistent training experience for our new general managers and assistant managers. Each new associate undergoes a one-week training period in the restaurant. Also, as part of our associate training program, each associate is assigned a mentor during his or her orientation and training period.

In early 2006, we launched annual leadership conferences for our Einstein Bros. and Noah’s general managers and our Manhattan Bagel franchisees, which recognize exceptional performance, provide communication on new initiatives, training on food preparation, hospitality and other topics, refocus our managers on our vision, teambuilding and align our managers with our goals. These conferences have focused on key operational initiatives for the year, together with specific training on menu items, product-specific information, associate motivation, suggestive selling, and other methods aimed at enhancing the guest experience.

Associates

As of January 2, 2007, we had 8,109 associates, of whom 7,809 were restaurant personnel, 87 were plant and support services personnel, and 213 were corporate personnel. Most restaurant personnel work part-time and are paid on an hourly basis. We have never experienced a work stoppage and our associates are not represented by a labor organization. We believe we have good working relationships with our associates.

Management Information Systems

Each Einstein Bros. and Noah’s company-owned restaurant uses point-of-sale computers designed specifically for the fast-casual restaurant industry. The system provides a touch screen interface, a graphical order confirmation display, and integrated high-speed credit card and gift card processing. The point-of-sale system is used to collect daily transaction data, which is used to generate information about daily sales, product mix and average check. All products sold and prices are programmed into the system from our corporate office.

During 2007, we intend to install an improved ordering system in approximately 125 of our higher volume restaurants where we believe waiting time has been a limiting factor to increasing sales. This new system uses wireless technology to reduce the time our guests wait in line before they receive their food. This system, which utilizes both a tablet PC as well as a traditional ordering station, allows our associates to create a second ordering station for our guests. The system tracks the time from when the order is taken to completion and alerts our associates to orders that have exceeded our acceptable completion time. Additionally, we believe that this system provides for a higher level of production accuracy than our current paper tickets and helps to reduce waste.

Our in-restaurant back office computer system is designed to assist in the management of our restaurants. The back office restaurant management application provides labor and food cost management tools. These tools provide corporate and retail operations management quick access to detailed business data and reduces restaurant managers’ administrative time. The system provides our restaurant managers the ability to submit orders electronically with our distribution network. The system also supplies sales, bank deposit and variance data to our accounting department on a daily basis. We use this data to generate daily sales information and weekly consolidated reports regarding sales and other key measures, as well as preliminary weekly detailed profit and loss statements for each location with final reports following the end of each fiscal period.

Trademarks and Service Marks

Our rights in our trademarks and service marks are a significant part of our business. We are the owners of the federal registration rights to the “Einstein Bros.,” “Noah’s New York Bagels” and “Manhattan Bagel” marks, as well as several related word marks and word and design marks related to our core brands. We license the rights to use certain trademarks we own or license to our franchisees and licensees in connection with their operations. Many of our core brand trademarks are also registered in numerous foreign countries. We are party to a co-existence agreement with the Hebrew University of Jerusalem (HUJ) which sets forth the terms under which we can use the name Einstein Bros. and the terms under which HUJ could use the name and likenesses associated with the Estate of Albert Einstein. We also own numerous other trademarks and service marks related to our other business. We are aware of a number of companies that use various combinations of words in our marks, some of which may have senior rights to ours for such use, but we do not consider any of these uses, either individually or in the aggregate, to materially impair the use of our marks. It is our policy to defend our marks and their associated goodwill against encroachment by others.

Seasonality and Quarterly Results

Our business is subject to seasonal fluctuations. Significant portions of our net revenues and results of operations are realized during the fourth quarter of the fiscal year, which includes the December holiday season. Because of the seasonality of the business and the industry, results for any quarter are not necessarily indicative of the results that may be achieved for any other quarter or the full fiscal year.

Consumer Spending Habits and Impact of Inflation

Our results depend on consumer spending, which is influenced by consumer confidence and disposable income. In particular, the effects of higher energy costs, an increase in minimum balances payable on consumer debt and increasing interest rates, among other things, may impact discretionary consumer spending in restaurants. Accordingly, we believe we experience declines in comparable store sales during economic downturns or during periods of economic uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our sales and income.

We have experienced only a modest impact from inflation as evidenced by a slight increase in the level of consumer prices. However, the impact of inflation on labor, food and occupancy costs could, in the future, significantly affect our operations. We pay many of our employees hourly rates slightly above the applicable federal, state or municipal “living wage” rates. Recent changes in minimum wage laws may create pressure to increase the pay scale for our associates, which would increase our labor costs. Food costs as a percentage of sales have remained relatively stable due to procurement efficiencies and menu price adjustments, although no assurance can be made that our procurement will continue to be efficient or that we will be able to raise menu prices in the future. Costs for construction, taxes, repairs, maintenance and insurance all impact our occupancy costs. We believe our current strategy, which is to seek to maintain operating margins through a combination of menu price increases, cost controls, efficient purchasing practices and careful evaluation of property and equipment needs, has been an effective tool for dealing with inflation.

Competition

The restaurant industry is intensely competitive. The industry is often affected by changes in demographics, consumers’ eating habits and preferences, local and national economic conditions affecting consumer spending habits, population trends, and local traffic patterns.

We experience competition from numerous sources in our trade areas. Our restaurants compete based on guests’ needs for breakfast, lunch and afternoon “chill-out” (the period after lunch and before dinner). Our competitors are different for each daypart in which we offer our products. The competitive factors include brand awareness, advertising effectiveness, location and attractiveness of facilities, hospitality, environment, quality and speed of guest service, price, quality and the value of products offered. Certain of our competitors may have substantially greater financial, marketing and operating resources. We compete in the fast-casual segment of the restaurant industry, but we also consider other restaurants in the fast-food, specialty food and full-service segments to be our competitors.

Government Regulation

Each of our restaurants is subject to licensing and regulation by a number of governmental authorities, which include health, safety, labor, sanitation, building and fire agencies in the state, county, or municipality in which the restaurant is located. A failure to comply with one or more regulations could result in the imposition of sanctions, including the closing of restaurants for an indeterminate period of time, fines or third party litigation. Our manufacturing, commissary and distribution facilities are licensed and subject to regulation by either federal, state or local health and fire codes, and the operation of our trucks are subject to Department of Transportation regulations. We are also subject to federal and state environmental regulations.

Our franchise operations are subject to Federal Trade Commission (FTC) regulation and various state laws, which regulate the offer and sale of franchises. Several state laws also regulate substantive aspects of the franchisor/franchisee relationship. The FTC requires us to furnish to prospective franchisees a franchise offering circular containing prescribed information. A number of states in which we might consider franchising also regulate the sale of franchises and require registration of the Uniform Franchise Offering Circular (UFOC) with state authorities. Our ability to sell franchises in those states is dependent upon obtaining approval of our UFOC by those authorities.

Legal Proceedings

We are subject to claims and legal actions in the ordinary course of our business, including claims by or against our franchisees, licensees and employees or former employees and/or contract disputes. We do not believe any currently pending or threatened matter would have a material adverse effect on our business, results of operations or financial condition.

MANAGEMENT

Executive Officers and Directors

Set forth below is certain information with respect to our executive officers and directors:

Name	Age	Position

Paul J.B. Murphy III	52	President, Chief Executive Officer and Director
Daniel J. Dominguez	61	Chief Operating Officer
Richard P. Dutkiewicz	51	Chief Financial Officer
Jill B.W. Sisson	59	General Counsel and Secretary
Michael W. Arthur(1)	67	Director
E. Nelson Heumann	49	Chairman of the Board
James W. Hood(2)	55	Director
Frank C. Meyer(1)	63	Director
S. Garrett Stonehouse, Jr.(2)	37	Director
Leonard M. Tannenbaum(1)(2)	35	Director

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.

Paul J.B. Murphy III.  Mr. Murphy was appointed President, Chief Executive Officer and Acting Chairman of the Board in October 2003. He served as Acting Chairman until October 2004. Mr. Murphy joined us in December 1997 as Senior Vice President — Operations and served as Executive Vice President — Operations from March 1998 to April 2002 when he was appointed our Chief Operating Officer. From July 1996 until December 1997, Mr. Murphy was Chief Operating Officer of one of our former area developers. From August 1992 until July 1996, Mr. Murphy was Director of Operations of R&A Foods, L.L.C., and an area developer of Boston Chicken. Mr. Murphy has a B.A. degree from Washington and Lee University.

Daniel J. Dominguez.  Mr. Dominguez was appointed Chief Operating Officer in December 2005. Mr. Dominguez joined us in November 1995 and served as Senior Vice President of Operations for Noah’s New York Bagels from April 1998 to December 2005. From 1995 to April 1998, Mr. Dominguez served as the Director of Operations for Einstein Bros. Midwest. Prior to joining us, Mr. Dominguez was Executive Vice President of JB Patt America, Beverly Hills, CA, dba Koo Koo Roo Restaurants, from July 1994 to October 1995. From May 1987 to July 1994, he was the Divisional Vice President of Food Services for Carter Hawley Hale in San Francisco, CA from November 1976 to May 1987 he was the Vice President of Operations for Bakers Square Restaurants in California.

Richard P. Dutkiewicz.  Mr. Dutkiewicz joined us in October 2003 as Chief Financial Officer. From May 2003 to October 2003, Mr. Dutkiewicz was Vice President — Information Technology of Sirenza Microdevices, Inc. In May 2003, Sirenza Microdevices, Inc. acquired Vari-L Company, Inc. From January 2001 to May 2003, Mr. Dutkiewicz was Vice President — Finance, and Chief Financial Officer of Vari-L Company, Inc. From April 1995 to January 2001, Mr. Dutkiewicz was Vice President — Finance, Chief Financial Officer, Secretary and Treasurer of Coleman Natural Products, Inc., located in Denver, Colorado. Mr. Dutkiewicz’s previous experience includes senior financial management positions at Tetrad Corporation, MicroLithics Corporation and various divisions of United Technologies Corporation. Mr. Dutkiewicz began his career as an Audit Manager at KPMG LLP. Mr. Dutkiewicz received a B.B.A. degree from Loyola University of Chicago.

Jill B. W. Sisson.  Ms. Sisson joined us as a consultant in December 2003. She most recently served as General Counsel and Secretary of Graphic Packaging International Corporation from September 1992 until its merger with Riverwood Holding, Inc. in August 2003. From 1974 to September 1992, she engaged in private law practice in Denver, Colorado. She has a B.A. degree from Middlebury College and received her J.D. degree from the University of Colorado Law School.

Michael W. Arthur.  Mr. Arthur was appointed to the board of directors in October 2004. Since 1990, Mr. Arthur has headed Michael Arthur and Associates, a consulting and interim management firm specializing in restructurings, business development, and strategic, financial, marketing and branding strategies. He is also currently serving as a director for Affinity Media International. During their restructurings, he served as Chief Executive Officer of California Federal Bank and financial advisor to Long John Silver’s Restaurants. Prior to 1990, Mr. Arthur served as Executive Vice President and Chief Financial Officer for Sizzler Restaurants and Pinkerton Security; Vice President of Marketing for Mattel Toys; and also served in various other management roles for D’Arcy, Masius, Benton & Bowles Advertising and Procter and Gamble. Mr. Arthur has a B.A. degree from Johns Hopkins University and attended the Wharton Graduate School of Business.

E. Nelson Heumann.  Mr. Heumann, C.F.A., has served as our director since May 2004 and as Chairman of the Board since October 2004. Mr. Heumann joined Greenlight Capital, Inc., an investment management firm, in March 2000 and was made a managing member of Greenlight Capital, L.L.C. in January 2002. Prior to joining Greenlight, he served as director of distressed investments at SG Cowen from January 1997 to January 2000. From 1990 to January 1997, Mr. Heumann was a director responsible for distressed debt research and trading at Schroders. Prior to that, he was vice-president of bankrupt and distressed debt research for Merrill Lynch. Earlier in his career, Mr. Heumann was employed with Claremont Group, a leveraged buyout firm, and Value Line. He graduated from Louisiana State University in 1980 with a B.S. in Mechanical Engineering and in 1985 with an M.S. in Finance.

James W. Hood.  Mr. Hood, was appointed to our board of directors in June 2005. He is the co-founder and partner in Bray+Hood+Associates (B+H+A), a marketing innovations consulting firm headquartered in Essex, Connecticut. Prior to establishing B+H+A in 2001, Mr. Hood spent twenty years in executive positions with Young & Rubicam, Inc. (Y&R). His roles there included chief executive officer of The Lord Group, a joint venture between Y&R and Dentsu, and director of business development at Y&R Advertising. From 2004 until 2006, Mr. Hood also served as Chief Executive Officer of Hip Cricket Inc., a company specializing in interactive mobile marketing campaigns. He also served as vice president and director of marketing at Lehman Brothers Kuhn Loeb and later held the same position at The First Boston Corporation. He received a B.A. degree from Cornell University and holds an M.B.A. degree in Marketing and Finance from the Harvard Business School.

Frank C. Meyer.  Mr. Meyer has served as our director since May 2004 and is a private investor. He was chairman of Glenwood Capital Investments, LLC, an investment advisory firm he co-founded, from January 1988 to January 2004. Since 2000, Glenwood has been a wholly owned subsidiary of the Man Group, plc, an investment advisor based in England specializing in alternative investment strategies. Mr. Meyer also serves on the board of directors of United Capital Financial Partners, Inc., a firm that converts transaction-oriented brokers into fee-based financial planners. Mr. Meyer holds an M.B.A. from the University of Chicago and began his career at the University’s School of Business as an instructor of statistics.

S. Garrett Stonehouse, Jr.  Mr. Stonehouse has served as our director since February 2004. He has been a principal and founding partner of MCG Global, LLC, a private equity investment firm in Westport, Connecticut, since 1995. Mr. Stonehouse is also the chairman of the Board of Directors of both Denver-based Imperial Headwear, Inc. and Boston-based Novations Group, Inc. Prior to co-founding MCG Global, he was vice president of Fidelco Capital Group. Before joining Fidelco in 1994, he held various positions with GE Capital. Mr. Stonehouse received a B.A. degree from Boston College in economics and mathematics.

Leonard M. Tannenbaum.  Mr. Tannenbaum, C.F.A., has served as our director since March 1999. In July 2004, Mr. Tannenbaum founded Fifth Street Capital LLC and is the managing partner. Prior to July 2004, Mr. Tannenbaum was the Managing Partner at MYFM Capital, LLC, a boutique investment banking firm and a partner at BET, a capital fund, since October 1998. From 1997 until October 1998, Mr. Tannenbaum was a partner at LAR Management, a hedge fund. From 1996 until 1997, he was an assistant portfolio manager at Pilgrim Baxter and Co. From 1994 until 1996, he was an Assistant Vice President in the small company group of Merrill Lynch. Mr. Tannenbaum has an M.B.A. in Finance and a Bachelors of Science in Management from the Wharton School at the University of Pennsylvania.

Board Composition

In 2006, our board of directors determined that James W. Hood, S. Garrett Stonehouse, Jr., Frank C. Meyer, Leonard M. Tannenbaum and Michael W. Arthur qualified as “independent” directors under the rules promulgated by the SEC under the Exchange Act and by the Nasdaq Stock Market. There are no family relationships among any of our executive officers or directors.

Greenlight currently beneficially owns shares of our common stock sufficient to elect all of the members of our board of directors without the approval of any other stockholder.

Board Committees

Audit Committee

Michael W. Arthur (chairman), Frank C. Meyer and Leonard M. Tannenbaum are the current members of the audit committee. In 2006, our board of directors determined that each of them qualified as “independent” as required by the rules promulgated by the SEC under the Exchange Act and by the Nasdaq Stock Market. Each of them also meets the financial literacy requirements of the Nasdaq Stock Market. Our board of directors has determined that Mr. Arthur qualifies as an “audit committee financial expert” as defined by the rules promulgated by the SEC.

The audit committee is primarily concerned with monitoring:

(1)	the integrity of our financial statements;

(2)	our compliance with legal and regulatory requirements; and

(3)	the independence and performance of our auditors.

The audit committee also is responsible for handling complaints regarding our accounting, internal accounting controls or auditing matters. The audit committee’s responsibilities are set forth in its charter, which was amended and restated in January 2004, was reviewed and re-approved by the audit committee in March 2005 and was reviewed and modified in March 2006 and reviewed and approved in February 2007. The charter is available on our website at www.NewWorldRestaurantGroup.com.  There were five meetings of the audit committee during fiscal 2006 and it took action by written consent on two occasions.

Compensation Committee

Leonard M. Tannenbaum (chairman), James W. Hood and S. Garrett Stonehouse, Jr. are the current members of the compensation committee. In 2006, our board of directors determined that each of them qualified as “independent” as defined in the rules promulgated by the SEC under the Exchange Act and by the Nasdaq Stock Market. This committee is primarily concerned with determining the compensation of our employees generally and approving compensation of our executive officers. The committee does not establish or recommend compensation for our independent directors, which is approved by the board of directors as a whole.

The compensation committee’s responsibilities are set forth in its charter which is reviewed at least annually. The charter was most recently updated in November 2006, adding the responsibility for reviewing the Compensation Discussion and Analysis (CD&A) and recommending its inclusion in the annual proxy statement. The committee’s charter is posted on our website at www.NewWorldRestaurantGroup.com.  The responsibilities as outlined in the charter are to:

(1)	review and approve all aspects of the compensation of our executive officers;

(2)	to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer;

(3)	to review and make periodic recommendations to the board regarding our general compensation, benefits, and perquisites policies and practices; and

(4)	to review the CD&A with management annually.

There were seven meetings of the compensation committee during fiscal 2006 and there was no action taken by written consent.

The committee chairman, in consultation with senior management, sets the agenda for committee meetings. The Corporate Secretary attends meetings of the compensation committee to provide appropriate record keeping. The committee has also invited the Chief Financial Officer, Chief Operating Officer, and Vice President — Human Resources (VP — HR) to attend committee meetings. These individuals may attend committee meetings but would not attend executive sessions. The committee appoints a secretary for the executive sessions or invites the General Counsel’s paralegal support to take minutes of the executive sessions.

Nomination of Directors

We do not have a standing nominating committee or committee performing similar functions because Greenlight beneficially owns more than 94% of our common stock and can therefore elect all of our directors without the vote of any other stockholder. Although the board will consider nominees recommended by stockholders, the board has not established any specific procedures for stockholders to follow to recommend potential director nominees for consideration. Messrs. Arthur, Heumann, Hood, Meyer, Murphy, Stonehouse, and Tannenbaum participated in the consideration of director nominees for 2007.

At this time, the board has neither established any specific written procedures for identifying and evaluating potential director nominees nor established any minimum qualifications or skills for directors. Because of the fact that Greenlight beneficially owns approximately 94% of our voting stock and, as such, we are a “controlled company,” the board has not deemed it necessary to adopt specific written procedures.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of New World Restaurant Group. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis outlines our compensation philosophy, policies and practices with respect to our chief executive officer (CEO), chief financial officer (CFO), and the other two most highly-compensated executive officers, which are collectively referred to as the named executive officers (NEOs). We also refer to the CEO in this section as the principal executive officer (PEO). Leonard M. Tannenbaum, Chairman, James W. Hood and S. Garrett Stonehouse, Jr. were the members of the compensation committee in 2006. The board determined that each of these members was independent under SEC rules and Nasdaq listing standards and had no material relationship with us. The compensation committee held seven meetings to discuss benefit plans, bonuses and the bonus plan, option grants, executive performance reviews and other components of executive compensation and met twice in executive session.

The compensation committee periodically reviews data about the compensation levels of executives in the restaurant and retail industry, most recently in 2006. This is done to ensure that our compensation packages are competitive. The committee has the authority to secure outside compensation consultants. In 2006, a market review of the NEOs’ base salaries was conducted using Salary.com.

In August 2006, the committee retained Retirement Capital Group (RCG) to advise it on the design of a non-qualified compensation plan and other plans for officers who were not eligible to participate in our 401(k) plan. After reviewing the results of RCG’s report and an employee survey in fall 2006 indicating interest in a deferred compensation plan, the committee directed management to present a non-qualified deferred compensation plan for its consideration at a future meeting.

Annually, the PEO and General Counsel review survey information on director compensation to determine whether our compensation is in line with other similarly sized public companies in our industry and whether to recommend a change in director compensation. In 2006, no changes to director compensation were recommended or made. The committee approves director compensation on an annual basis.

Objectives of the Compensation Program

Our compensation plan is designed to attract and retain high caliber executives and motivate them to enhance stockholder value. We also utilize the annual bonus plan to motivate the NEOs to achieve specific financial goals based on Adjusted EBITDA. In 2006, and also for 2007, the financial component of the bonus plan was tied to earnings before interest, taxes, depreciation and amortization (EBITDA) and further adjusted for the following items:

•	Loss (gain) on sale, disposal or abandonment of assets, net;

•	Charges (adjustments) of integration and reorganization costs;

•	Impairment charges and other related costs;

•	Other income;

•	Prepayment penalty upon redemption of $160 million notes;

•	Write-off of debt issuance costs upon redemption of $160 million notes; and

•	Stock based compensation expense.

Adjusted EBITDA is similar to Consolidated EBITDA, as defined in our existing loan agreements, except we do not consider certain legal fees relating to matters which have since concluded in calculating Adjusted EBITDA. Adjusted EBITDA is an important measure in our compensation plan because it ties executive compensation to stockholder interests and is a quantitative measure of operating performance.

The compensation committee evaluates this compensation philosophy on a regular basis, most recently reviewing it in August 2006. The committee balances the demand for compensation to attract high caliber executives with our financial constraints to ensure that the levels of pay are reasonable and tied to our performance.

Although many compensation decisions are made in the first quarter of the calendar year, our compensation planning process neither begins nor ends with any particular committee meeting. Compensation discussions and decisions are designed to promote our fundamental business objectives and strategy. Business and succession planning, evaluation of management performance and consideration of the business environment are year-round processes.

Design of the Compensation Program

This section details the specific components of our compensation plan and how each component creates the total executive compensation package. There are three major components to our compensation program: base salary, bonus, and stock options. Bonus and stock options awards are tied to EBITDA because of its role in tying compensation to stockholders’ interests through financial performance criteria, and base salary is tied to market data to ensure we remain competitive in our sector.

The 2006 compensation plan was designed to reward goals that have a direct impact on our business results, in particular our financial results. It also considers our overall financial position. Positive and ongoing improvements of our financial results are linked through both the bonus and stock options elements of our compensation plan. Annual salaries and bonuses are designed to reward current performance while options provide a long-term incentive and align NEOs’ and stockholders’ interests.

Our compensation strategy is necessarily tied to our stage of development and growth as a business. As a result, the specific direction, emphasis and components of our executive compensation program continue to evolve in parallel with the evolution of our business strategy and performance expectations. The committee will continue to evaluate our compensation philosophy and make modifications to ensure an appropriate balance of compensation and incentives is maintained to drive the business.

Elements of Compensation

We use the following elements in our compensation plan for executive officers:

•	Base salary;

•	Bonus plan; and

•	Stock options.

Base Salary

We use competitor data and market data to ensure that the compensation is reasonable within the financial constraints of our performance. We benchmark our compensation against similar businesses in the restaurant retail and hospitality industries, using revenues and geography to further refine this analysis.

Bonus

Each executive is eligible for a bonus based on Adjusted EBITDA performance. NEOs are eligible for different bonus percentages based on their respective positions; for example the PEO is eligible for a bonus equal to 100% of his annual salary. Other NEOs are eligible for bonuses equal to lower percentages of their respective annual cash compensation. For the year 2006, 40% of the bonus was based strictly on Adjusted EBITDA and 60% on individual performance as well as Adjusted EBITDA. The 40%/60% breakdown was established upon adoption of the 2006 Bonus Plan in March 2006. In order to qualify for any bonus, the company must achieve a threshold Adjusted EBITDA. This threshold Adjusted EBITDA is known as the “hurdle rate.” Once the hurdle rate is met, an increasing percentage of bonuses are paid out based on the degree to which actual Adjusted EBITDA exceeds the hurdle rate. If performance far exceeds the anticipated goal, additional bonuses may be paid out at the discretion of the board of directors at the recommendation of the committee. This element was in place to drive financial results and to directly tie executive compensation to those financial results.

As discussed above, once Adjusted EBITDA thresholds are met, the committee reviews individual performance, which determines 60% of the bonus. In order to ensure the goals and objectives are challenging to the organization, the PEO participates with the compensation committee in determining these goals and objectives for his direct reports.

Stock Options

The final element of compensation is the stock option plan (the Executive Employee Incentive Plan). The stock option plan, and material amendments, have been approved by our stockholders. Generally, stock options have been granted by the board of directors to NEOs and other employees and have two equally-weighted components: Adjusted EBITDA performance and tenure. The Adjusted EBITDA component is paid on a sliding scale over a three year period starting once the hurdle rate Adjusted EBITDA for each year is achieved, and fully paid once the target Adjusted EBITDA for each year is achieved. The vesting scale is set each year and is consistent with the payout scale for bonuses. The tenure component is vested on the first, second and third anniversaries of the grant date. Stock options are the long-term incentive component of the compensation package as options vest over a three year period, no more than one-third vest each year after the grant date and one-half vest only upon achieving Adjusted EBITDA goals as set for each of those three years.

From time-to-time, the compensation committee may grant options with vesting based on specific events, performance or timing. In February 2007, the compensation committee granted options to purchase 85,000 shares of common stock to each of our named executive officers. These options were granted at an exercise price of $7.75 per share and will vest upon closing of this offering if this offering is completed prior to December 31, 2007.

Stock Appreciation Rights

In February 2007, the compensation committee and the board approved a broad, equity based stock appreciation rights plan excluding NEOs. The Stock Appreciation Rights Plan was adopted in order to focus more employees on increasing stockholder value and is intended to motivate a wide population of employees including district managers, general managers of our restaurants, directors of operations, field-based salaried employees and staff employees in the support centers. In February 2007, the compensation committee granted 133,000 stock appreciation rights to our employees, none of which were granted to the NEOs. The stock appreciation rights are to be settled in shares of our common stock.

Our NEOs’ total compensation may vary significantly year to year based on company and individual performance. Further, the value of equity awards made to our senior executives will vary in value based on our stock price performance.

Executive Benefits and Perquisites

Our NEOs (with the exception of Ms. Sisson who is a consultant) receive four (4) weeks of Paid Time Off, or PTO, granted annually on their anniversary date and earned in increments throughout the year. They are expected to manage personal time off in a manner that does not impact performance or achievement of goals. Upon termination, they are entitled to payment of their accrued benefit that existed at the date of termination. Additionally, they may participate in our health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance.

Impact of Performance on Compensation

The compensation committee or its representative met with the PEO and other NEOs on or about the anniversary months of their hiring dates. At these meetings, the committee evaluated their respective performance according to the essential job duties found in the job descriptions. These meetings provided performance evaluation as well as an opportunity to review the job description for accuracy and the opportunity to discuss any modifications to the job description for the coming year. The job descriptions outline the essential functions of the position and are specific to the tasks each executive is directly responsible to achieve. The performance evaluation outlines timelines and measures for achievement. The performance evaluation meeting focuses the executive on operational and service objectives in addition to financial objectives. There was a follow-up review in February 2007 when bonuses were determined.

The compensation committee reviewed the NEOs’ compensation in March 2006 when it reviewed and approved bonuses for 2005. The 2005 bonus payouts were paid in March 2006 and included a portion of bonuses under the 2004 bonus plan that were deferred until 2005 pending completion of our refinancing in February 2006. In 2006, the committee authorized an executive search for a Chief Marketing Officer and through the recruitment process learned information regarding other restaurant companies’ compensation packages for this position.

We do not currently utilize employment agreements, including change of control agreements, other than Ms. Sisson’s consulting agreement described below.

Elements of Post-Termination Compensation

We do not currently have a severance plan or similar agreement with any NEO. Under the option plan, upon a merger, reorganization, or sale of the company, the committee may (i) provide that any or all options are exercisable in full; (ii) provide for the substitution of any or all options by a successor or purchaser company; or (iii) make any other provision for outstanding options as the committee deems appropriate. After the termination of service of an employee, director or consultant, (other than termination for cause) he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. Upon a change in control as defined in the stock option plan, all outstanding options become fully vested and exercisable.

Stock Ownership Guidelines

We do not have stock ownership guidelines for our NEOs; however, the committee considers the number of options previously granted to NEOs in determining whether to grant additional options and in what amounts.

Impact of Regulatory Requirements

We are subject to various regulatory and disclosure requirements under tax, accounting, and securities laws and regulations. However, we do not believe that the effect of these rules has a substantial impact on our compensation decisions or philosophy. Regulatory requirements have limited impact on our compensation plan and program components, as we are focused primarily on the competitive landscape and compensation practices of other restaurant companies. Nevertheless, our stockholders have approved our Executive Employee Incentive Plan and material amendments to the plan in order to make performance-based awards granted under the plan eligible for a deduction under Section 162(m) of the Code.

SFAS No. 123(R), “Share-Based Payment”, requires us to recognize compensation expense for awards of stock options to employees based on the fair value of those awards on the date of grant. We adopted the provisions of SFAS No. 123(R) at the beginning of the 2006 fiscal year, using the modified prospective transition method. We recognize compensation costs relating to the unvested portion of option awards granted prior to 2006 using the same estimates and attributions used to determine the pro forma disclosures under SFAS No. 123, except that forfeiture rates will be estimated for all options, as required by SFAS No. 123(R). We use the Black-Scholes model to estimate the fair value of our option awards and, although estimates of share-based compensation expenses impact our financial statements, these expenses do not result in the payment of cash by us.

Conclusion

The three forms of compensation we offer are intended to achieve a combination of effective and affordable executive compensation. Tying the bonus and long-term incentives to Adjusted EBITDA focuses our NEOs on measures of success that are important to our stockholders. The time-vesting component of long-term incentives encourages continued service. We believe our NEOs are reasonably compensated and in a manner that represents our interests and the interests of our stockholders. Our NEOs have shown cohesiveness and dedication to our success and we believe this has been achieved, in part, through our compensation philosophy.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the total compensation awarded to, earned by or paid to our chief executive officer, our chief financial officer and our other current executive officers during the year ended January 2, 2007. We refer to these individuals in this prospectus as named executive officers.

Summary Compensation Table

					Non-Equity
Name and Principal				Option	Incentive Plan	All Other	Total
Position	Year	Salary($)	Bonus($)(1)	Awards($)(2)	Compensation($)(3)	Compensation ($)(4)	($)

Paul J.B. Murphy III	2006	$409,990	$185,000	$61,051	$115,919	—	$771,960
President and Chief Executive Officer
Daniel J. Dominguez	2006	$250,941	$100,000	$52,351	$52,894	$40,749	$496,935
Chief Operating Officer
Richard P. Dutkiewicz	2006	$231,926	$75,000	$26,539	$39,365	—	$372,830
Chief Financial Officer
Jill B.W. Sisson(5)	2006	$225,000	$40,097	$26,539	$38,084	—	$329,720
General Counsel and Secretary

(1)	Bonus represents amounts earned in 2006 as the discretionary award under the 2006 Bonus Plan. As described above, once we achieve defined Adjusted EBITDA targets, 60% of the bonus pool is discretionary.
(2)	No option awards were granted to our named executive officers during the year ended January 2, 2007. Amounts in this column reflect the stock-based compensation expense recognized in our 2006 financial statements related to options granted during fiscal years ended 2003, 2004 and 2005. Aggregate total number of stock options awards outstanding are shown below. For a discussion of the assumptions used in calculating stock based compensation expense under SFAS 123(R) may be found in Note 2 to our audited financial statements, included elsewhere in the prospectus.
(3)	Non-Equity Incentive Plan Compensation represents the amounts earned in 2006 based on meeting Adjusted EBITDA targets that are communicated in advance to the executive officers and are not certain to be satisfied. These amounts are the amounts awarded as the “tenure” component (40%) of the bonus pool.
(4)	Mr. Dominguez lives in Danville, California and works primarily at our principal office in Golden, Colorado. The amount shown represents the aggregate cost to us of providing travel from his residence in Danville, California to Golden, Colorado and his living expenses in Golden, Colorado. The amount also includes an estimate of the incremental cost to us of air travel to other cities from and to Oakland, California compared to the cost of air travel to those cities from and to Denver, Colorado. There were no other perquisites in excess of $10,000 paid to any other executive officer.
(5)	Ms. Sisson is currently a consultant to the company under an agreement dated December 8, 2003.

Employment and Other Arrangements

Jill B.W. Sisson

On December 8, 2003, we entered into a consulting agreement with Jill B.W. Sisson to provide legal, consulting and advisory services to us and to serve as our General Counsel and Secretary. Pursuant to the agreement, on December 19, 2003, Ms. Sisson was granted options to purchase 75,000 shares of common stock pursuant to the Executive Employee Incentive Plan. The options vest in part upon length of service, and in part upon the achievement of specified financial goals by us. In addition, Ms. Sisson is eligible to receive annual additional premium compensation based upon company performance and personal performance. Ms. Sisson is also reimbursed for reasonable and necessary out-of-pocket expenses. The agreement provides for non-solicitation of company employees for a year after termination of the agreement, and can be terminated by either party upon 30 days’ notice.

We have no other employment or similar contracts with named executive officers.

Grants of Plan Based Awards

There were no option grants made to our executive officers during fiscal 2006. The following table presents information about the 2007 Bonus Plan only:

Grants of Plan Based Awards

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
		Target	Maximum
Name	Threshold ($)	($)	($)

Paul J.B. Murphy III	—	$168,842	$963,141
Daniel J. Dominguez	—	$80,048	$456,625
Richard P. Dutkiewicz	—	$57,629	$328,737
Jill B.W. Sisson	—	$54,000	$308,037

(1)	Amounts are estimates based upon the 2007 Bonus Plan, which provides a sliding scale for bonus payouts based on achievement of defined levels of Adjusted EBITDA. Because the plan does not provide for a maximum or cap amount, the maximum payout set forth in this table is based on an assumed Adjusted EBITDA far in excess of our anticipated goal and is not likely to be achieved. Under the bonus plan, the achievement of Adjusted EBITDA is determined after consideration of bonus awards under the plan.

Outstanding Equity Awards at January 2, 2007

The following table sets forth information regarding outstanding equity awards at the end of fiscal 2006 for each of the named executive officers:

Outstanding Equity Awards at January 2, 2007

	Number of	Number of		Equity incentive plan
	securities	securities		awards: number of		Option
	underlying	underlying		securities underlying		exercise	Option
	unexercised options	unexercised options		unexercised unearned		price	expiration
Name	(#) exercisable	(#) unexercisable		options (#)		($)	date

Paul J.B. Murphy III	133,333	—		—		$3.90	1/1/2014
	26,112	45,693	(1)	13,055	(2)	$2.30	4/7/2015
Daniel J. Dominguez	17,500	—		—		$3.90	1/1/2014
	6,918	12,103	(3)	3,458	(4)	$2.30	4/7/2015
	8,751	23,332	(5)	11,666	(6)	$4.50	11/10/2015
Richard P. Dutkiewicz	62,500	—		—		$3.90	1/1/2014
	4,301	18,228	(7)	5,208	(8)	$2.30	4/7/2015
Jill B.W. Sisson	62,500	—		—		$3.90	1/1/2014
	4,301	18,228	(7)	5,208	(8)	$2.30	4/7/2015

(1)	19,583 options vested on April 7, 2007; 13,055 options vest on April 7, 2008; 13,055 options vest based upon achievement of performance targets.
(2)	13,055 options vest in 2008 upon meeting 100% of Adjusted EBITDA target in 2007 business plan (6,528 options vest upon meeting 50% of Adjusted EBITDA target).
(3)	5,187 options vest on April 7, 2007; 3,458 options vest on April 7, 2008; 3,458 options vest based upon achievement of performance targets.
(4)	3,458 options vest in 2008 upon meeting 100% of Adjusted EBITDA target in 2007 business plan (1,729 options vest upon meeting 50% of Adjusted EBITDA target).
(5)	5,833 options vest on November 10, 2007; 5,833 options vest on November 10, 2008; 11,666 options vest based upon achievement of performance targets.
(6)	5,833 performance based options vest in 2008 upon meeting 100% of Adjusted EBITDA target in 2007 business plan (2,917 options vest upon meeting 50% of Adjusted EBITDA target); 5,833 performance based options vest in 2009 upon meeting 100% of Adjusted EBITDA target in 2008 business plan (2,917 options vest upon meeting 50% of Adjusted EBITDA target).
(7)	7,812 options vest on April 7, 2007; 5,208 options vest on April 7, 2008; 5,208 options vest based upon achievement of performance targets.
(8)	5,208 options vest in 2008 upon meeting 100% of Adjusted EBITDA target in 2007 business plan (2,604 options vest upon meeting 50% of Adjusted EBITDA target).

Option Exercises During Fiscal 2006

The following table presents information about option exercises during 2006:

Option Exercises During Fiscal 2006

Option awards
Number of
	shares	Value
	acquired on	realized on
	exercise	exercise
Name	(#)	($)

Paul J.B. Murphy III	—	—
Daniel J. Dominguez	—	—
Richard P. Dutkiewicz	6,117	$36,090	(1)
Jill B. W. Sisson	6,117	$35,173	(2)

(1)	On April 27, 2006, Mr. Dutkiewicz exercised options to purchase 6,117 shares of our common stock at an exercise price of $2.30 when the fair market value of the stock was $8.20.
(2)	On May 2, 2006, Ms. Sisson exercised options to purchase 6,117 shares of our common stock at an exercise price of $2.30 when the fair market value of the stock was $8.05.

Payments Upon Termination or Change of Control

None of our executive officers are entitled to receive payments or other benefits upon termination of employment or a change of control, except for a provision for acceleration of vesting of certain options granted pursuant to the Executive Employee Incentive Plan upon a change of control, as such term is defined in the plan. All salaried employees are eligible to participate in the plan.

Director Compensation

Each of our non-employee independent directors receives a $15,000 annual retainer, plus $2,000 for each board meeting and $1,000 for each committee meeting attended. In addition, on January 1 of each year, each independent director receives a grant of options to purchase 10,000 shares of common stock which vest six months after the date of grant and, unless earlier terminated, or exercised, expire five years after grant date. Any director elected or appointed during the year will receive a pro rata grant of options based on his date of election. All directors are reimbursed for out-of-pocket expenses incurred by them in connection with attendance at board meetings and committee meetings.

There were no other arrangements pursuant to which any director was compensated during the fiscal year ended January 2, 2007.

Director Compensation

	Fees earned or paid
Name	in cash ($)	Option awards ($)(1)	Total ($)

Michael W. Arthur(2)	$37,000	$31,937	$68,937
E. Nelson Heumann	—	—	—
James W. Hood(3)	$35,000	$31,937	$66,937
Frank C. Meyer(2)	$34,000	$31,937	$65,937
S. Garrett Stonehouse, Jr.(2)	$39,000	$31,937	$70,937
Leonard M. Tannenbaum(4)	$43,000	$31,937	$74,937

(1)	Options to purchase 10,000 shares of our common stock were granted to each of our non-employee independent directors on January 1, 2006 when the fair market value of a share of our common stock was $4.50 and the grant date fair value of the options granted to each director was $31,900. For a discussion of the assumptions used in calculating stock based compensation expense under SFAS 123(R) may be found in Note 2 to our audited financial statements, included elsewhere in the prospectus. Additionally, options to purchase 10,000 shares of our common stock were granted on January 1, 2007 when the fair market value of a share of our common stock was $7.50 per common share and the grant date fair value of the options granted to each director was $53,300. Stock based compensation expense related to the January 1, 2007 option grants will be recognized over the requisite service period, which occurs during our fiscal year ended 2007.
(2)	As of January 2, 2007, this director held options to purchase 30,000 shares of our common stock. Includes 20,000 options that are currently exercisable and 10,000 options that vest on July 1, 2007.
(3)	As of January 2, 2007, this director held options to purchase 25,808 shares of our common stock. Includes 15,808 options that are currently exercisable and 10,000 options that vest on July 1, 2007.
(4)	As of January 2, 2007, this director held options to purchase 40,830 shares of our common stock. Includes 30,830 options that are currently exercisable and 10,000 options that vest on July 1, 2007.

Stock Option Plans

1994 Stock Plan

Our 1994 Stock Plan (1994 Plan) provided for the granting to employees of incentive stock options and for the granting to employees and consultants of non-statutory stock options and stock purchase rights. On November 21, 2003, the board of directors terminated the authority to issue any additional options under the 1994 Plan. At January 2, 2007, options to purchase 17 shares of common stock at an exercise price of $210.71 per share and a remaining contractual life of 0.48 years remained outstanding under this plan.

1995 Directors’ Stock Option Plan

Our 1995 Directors’ Stock Option Plan (Directors’ Option Plan) provided for the automatic grant of non-statutory stock options to our non-employee directors. On December 19, 2003, our board of directors terminated the authority to issue any additional options under the Directors’ Option Plan. At January 2, 2007, options to purchase 2,324 shares of common stock at a weighted average exercise price of $32.43 per share and a weighted average remaining contractual life of 5.66 years remained outstanding under this plan.

Executive Employee Incentive Plan

On November 21, 2003, our board of directors adopted the Executive Employee Incentive Plan, or the 2003 Plan, amended on December 19, 2003. Subsequently, our board amended the 2003 Plan, effective March 1, 2005 and such amendment was approved at our 2005 annual stockholders’ meeting. Our compensation committee administers and interprets the 2003 Plan. The primary purposes of the 2003 Plan are to provide those who are selected for participation with added incentives to continue in our long-term service and to create in such persons a more direct interest in the future success of our operations by relating incentive compensation to increases in stockholder value.

Shares Subject to Plan.  There are 1,150,000 shares issuable pursuant to options granted under the 2003 Plan. At the February 28, 2007 board of directors’ meeting, the board approved an amendment to the 2003 Plan, subject to approval at our 2007 annual stockholders’ meeting, to increase the number of authorized shares for issuance to 1,450,000 shares. As of January 2, 2007, there were 295,957 shares reserved for future issuance under the 2003 Plan.

Terms of Options.  The 2003 Plan provides for granting incentive stock options to employees and granting non-statutory stock options to employees and consultants. The compensation committee has the sole discretion to determine the employees and consultants to whom options may be granted, the type of options granted and the manner in which the options will vest. The compensation committee determines the option term, which can be no longer than ten years (five years in case of an incentive option granted to an employee who owns 10% or more of our common stock). The compensation committee determines the exercise price for each option, which may be more than or equal to the fair market value of the common stock subject to the options on the date of grant.

Vesting.  The compensation committee has the discretion to determine the vesting of options granted under this plan. Options typically vest in part based upon the passage of time and, in part, upon our financial performance. Options that do not vest due to the failure to achieve specific financial performance criteria are forfeited. Options to purchase approximately 144,597 shares of our common stock, which are not yet exercisable, are subject to company performance. We expect that all of the non-vested awards at January 2, 2007 will eventually vest based on company performance.

Adjustments.  The number of shares issuable under the plan and the number of shares subject to outstanding awards are subject to adjustment on account of stock splits, stock dividends, recapitalizations and other dilutive changes in our common stock. The board also has discretion to make adjustments in the event of any other changes in the outstanding common stock.

Amendment and Termination.  The board of directors has the authority to amend, modify or terminate the 2003 Plan, subject to any required approval by our stockholders under applicable law or upon advice of counsel. No such action may affect any options previously granted under the 2003 Plan without the consent of the holders. Unless terminated sooner, the 2003 Plan will terminate automatically in December 2013.

Stock Option Plan for Independent Directors

On December 19, 2003, our board of directors adopted the Stock Option Plan for Independent Directors, or the 2004 Directors’ Plan, effective January 1, 2004. Subsequently, our board amended the 2004 Directors’ Plan, effective March 1, 2005 and such amendment was approved at our 2005 annual stockholders’ meeting. Our board of directors administers the 2004 Directors’ Plan. The primary purposes of the 2004 Directors’ Plan are to provide our independent directors with an added incentive to continue in service with us and a more direct interest in the future success of our operations.

Shares Subject to Plan.  A total of 200,000 shares of common stock have been reserved for issuance under the 2004 Directors’ Plan. At the January 17, 2007 board of directors’ meeting, the board approved an amendment to the 2004 Directors’ Plan, subject to approval at our 2007 annual stockholders’ meeting, to increase the number of authorized shares for issuance to 300,000 shares. As of January 2, 2007, there were 14,192 shares reserved for future issuance under the 2004 Directors’ Plan.

Terms of Options.  The 2004 Directors’ Plan provides for the automatic grant of non-statutory stock options to independent directors on January 1 of each year and a prorated grant of options for any director elected during the year. Options become exercisable six months after the grant date and are exercisable for 5 years from the date of grant unless earlier terminated. The exercise price for each option will be the fair market value of the common stock subject to the option on the date of grant. Options expire one year after an individual is no longer a director.

Adjustments.  The number of shares issuable under the plan and the number of shares subject to outstanding awards are subject to adjustment on account of stock splits, stock dividends, recapitalizations and other dilutive changes in our common stock. The board also has discretion to make adjustments in the event of any other changes in the outstanding common stock.

Amendment and Termination.  Our board of directors may amend, suspend, or terminate the 2004 Directors’ Plan at any time, provided, however, that no such action may adversely affect any outstanding option without the option holder’s consent.

Stock Appreciation Rights Plan

On February 17, 2007, our board of directors adopted the Stock Appreciation Rights Plan, or the SAR Plan. Unless terminated sooner, the SAR Plan will terminate automatically on March 31, 2012. The board of directors has the authority to amend, modify or terminate the SAR Plan, subject to any required approval by our stockholders under applicable law or upon advice of counsel, provided that, with limited exceptions, no modification will adversely affect outstanding rights. Our board of directors or a committee of the board of directors, as applicable, has exclusive power to select the employees performing services for us who may participate in the SAR Plan and be granted awards under the SAR Plan, provided that awards under the SAR Plan may not be granted to persons subject to the provisions of Section 16 of the Securities Exchange Act of 1934 at the time of the grant. Not more than

150,000 shares of our common stock may be issued under the SAR Plan. The number of shares as to which awards may be granted under the SAR Plan and the shares then included in each outstanding award granted under the plan are subject to adjustment upon stock splits, stock dividends or other similar changes that cause changes in the common stock.

A stock appreciation right entitles the holder to the value of the difference between the fair market value on the date of exercise and the common stock price stated in the SAR Agreement (which is the fair market value of one share of common stock on the date the award was granted) and will be settled in stock. The rights expire upon the earlier of termination date of the SAR Plan or termination of employment and typically vest over a two-year service period. Generally, 50% of the rights granted vest based solely upon the passage of time. The remaining 50% of the rights granted vest based on attainment of performance conditions. Rights that do not vest are forfeited. On February 20, 2007, we granted 133,000 rights under the SAR Plan, none of which were granted to the named executive officers. The rights grants were subject to eligibility and satisfaction of certain conditions.

We may issue options from time to time outside the plans described above, in accordance with Nasdaq Marketplace Rule 4350.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Several of our stockholders or former stockholders, including Greenlight, Leonard M. Tannenbaum and BET Associates, L.P. (BET), have been involved in our financings, refinancings, have purchased our debt and equity securities as further described in Note 23 to our consolidated financial statements included elsewhere in this prospectus. Below, we have summarized related party transactions involving these investors during 2004, 2005 and 2006.

Greenlight Capital, L.L.C. and its affiliates

E. Nelson Heumann is the chairman of our board of directors and is a current officer of Greenlight. Greenlight and its affiliates beneficially own approximately 94% of our common stock on a fully diluted basis. As a result, Greenlight has sufficient voting power without the vote of any other stockholders to determine what matters will be submitted for approval by our stockholders, to approve actions by written consent without the approval of any other stockholders, to elect all of our board of directors, and among other things, to determine whether a change in control of our company occurs.

In July 2003, Greenlight purchased $35.0 million of our $160 million notes. In January 2006, we called our $160 million notes for redemption, including the investment Greenlight held in those notes. We redeemed our $160 million notes in full from the proceeds of our refinancing in February 2006 as further described in Note 11 to our consolidated financial statements included elsewhere in this prospectus.

As part of the refinancing, we entered into a $25.0 million subordinated note with Greenlight, due February 28, 2013, bearing interest at 13.75% per annum, payable quarterly in cash at 6.5% with paid-in-kind interest of 7.25% added to the principal balance. Based on an original issue discount of 2.5%, proceeds of approximately $24.4 million were loaned to us. The subordinated note is subject to certain mandatory prepayment provisions. In the event we have not extended the maturity date of our Series Z preferred stock to a date that is on or after July 26, 2013 or redeemed the Series Z preferred stock by June 29, 2009, the subordinated note will mature on June 29, 2009.

During the fiscal year ended January 3, 2007, we issued 429,645 shares of our common stock to Greenlight in connection with cashless exercises of certain warrants previously granted by us. Greenlight surrendered 56,953 shares of common stock to us in connection with such cashless exercises. We issued the warrants in private financing transactions between 2000 and 2003.

Leonard M. Tannenbaum and BET

Leonard M. Tannenbaum, a director, is a limited partner and 10% owner in BET. His father-in-law is Bruce Toll, an affiliate of BET. In 2003, BET purchased $7.5 million of our $160 million notes and Mr. Tannenbaum purchased an additional $0.5 million of our $160 million notes in the market. In January 2006, we called for redemption the $160 million notes, including the Notes held by BET and Mr. Tannenbaum. The notes were redeemed from the proceeds of our refinancing which was completed in February 2006.

During the past fiscal year, we received $6,183 and issued 6,057 shares of our common stock in connection with the exercises of warrants previously granted to Mr. Tannenbaum and BET. We issued these warrants in private financing transactions between 2000 and 2003.

Jill B.W. Sisson

On December 8, 2003, we entered into a consulting agreement with Jill B.W. Sisson to provide legal, consulting and advisory services to us and to serve as our General Counsel and Secretary. Pursuant to the agreement, on December 19, 2003, Ms. Sisson was granted options to purchase 75,000 shares of common stock pursuant to the Incentive Plan. The options vest in part upon length of service, and in part upon the achievement of specified financial goals by us. In addition, Ms. Sisson is eligible to receive annual additional premium compensation based upon company performance and personal performance. Ms. Sisson is also reimbursed for reasonable and necessary out-of-pocket expenses. The agreement provides for non-solicitation of company employees for a year after termination of the agreement, and can be terminated by either party upon 30 days’ notice.

Approval of Related Person Transactions

Our board forms independent committees of the board of directors to approve any related party transactions before entering into the transactions.

PRINCIPAL STOCKHOLDERS

As of March 27, 2007, we had 10,612,227 shares of common stock outstanding (excluding certain options and all stock appreciation rights), which are our only outstanding voting securities. In addition, we had 57,000 shares of Series Z preferred stock outstanding. The following table sets forth information regarding the beneficial ownership of our common stock as of March 27, 2007, by:

•	each person (or group of affiliated persons) who is known by us to own beneficially more than 5% of our common stock;

•	each of our executive officers;

•	each of our current directors; and

•	all directors and executive officers as a group.

	Amount and Nature of		Percentage Before		Percentage After
Beneficial Owner**	Beneficial Ownership		Offering		Offering

Greenlight Capital, L.L.C.	9,983,469	(1)	94.1%			%
140 East 45th Street, 24th Floor New York, NY 10017
Paul J.B. Murphy, III	179,028	(2)	1.7
Daniel J. Dominguez	38,356	(3)		*	*
Richard P. Dutkiewicz	81,613	(4)		*	*
Jill B.W. Sisson	80,730	(4)		*	*
Michael W. Arthur	54,902	(5)		*	*
E. Nelson Heumann	—	(6)	—		—
James W. Hood	59,112	(7)		*	*
Frank C. Meyer	36,059	(8)		*	*
S. Garrett Stonehouse, Jr.	20,000	(8)		*	*
Leonard M. Tannenbaum	32,204	(9)		*	*
All directors and executive officers as a group (10 persons)	582,004	(10)	5.3%			%

*	Less than one percent (1%).
**	The address for each officer and director is 1687 Cole Blvd., Golden, Colorado 80401.
(1)	Based on an amendment to a Schedule 13D filed with the SEC on June 20, 2006. The Schedule 13D was filed on behalf of Greenlight Capital, L.L.C., Greenlight Capital, L.P., of which Greenlight Capital, L.L.C. is the general partner, Greenlight Capital Offshore, Ltd., for whom Greenlight Capital, Inc., an affiliate of Greenlight Capital, L.L.C., acts as investment advisor, Greenlight Capital Qualified, L.P., of which Greenlight Capital, L.L.C. is the general partner, and David Einhorn, the principal of Greenlight Capital, L.L.C.
(2)	Includes 179,028 shares of common stock, which may be acquired upon exercise of presently exercisable options. Does not include 70,972 shares of common stock subject to stock options, which are not exercisable within 60 days and does not include 25,000 shares of common stock subject to stock options which vest upon closing of this offering if this offering is completed before December 31, 2007.
(3)	Includes 38,356 shares of common stock, which may be acquired upon exercise of presently exercisable options. Does not include 76,644 shares of common stock subject to stock options, which are not exercisable within 60 days and does not include 30,000 shares of common stock subject to stock options which vest upon closing of this offering if this offering is completed before December 31, 2007.
(4)	Includes 74,613 shares of common stock, which may be acquired upon exercise of presently exercisable options. Does not include 34,270 shares of common stock subject to stock options, which are not exercisable within 60 days and does not include 15,000 shares of common stock subject to stock options which vest upon closing of this offering if this offering is completed before December 31, 2007.
(5)	Includes indirect ownership of 23,342 shares held by IRA and 20,000 shares of common stock, which may be acquired upon exercise of presently exercisable options. Does not include 10,000 shares of common stock subject to stock options, which are not exercisable within 60 days.
(6)	Does not include 9,983,469 shares of common stock beneficially owned by Greenlight Capital, L.L.C. and its affiliates, over which Mr. Heumann disclaims beneficial ownership. Mr. Heumann is an officer of Greenlight.

(7)	Includes indirect ownership of 7,000 shares of which 5,000 shares are held by an IRA and 1,000 shares are each held under UMGA for Mr. Hood’s daughter and son, respectively. Does not include 10,000 shares of common stock subject to stock options, which are not exercisable within 60 days.
(8)	Includes 20,000 shares of common stock, which may be acquired upon exercise of presently exercisable options. Does not include 10,000 shares of common stock subject to stock options, which are not exercisable within 60 days.
(9)	Includes 30,830 shares of common stock, which may be acquired upon exercise of presently exercisable options. Does not include 10,000 shares of common stock subject to stock options, which are not exercisable within 60 days.
(10)	Includes a total of 457,440 shares of common stock, which may be acquired upon exercise of presently exercisable options. Does not include 256,156 shares of common stock subject to stock options, which are not exercisable within 60 days.

Our Series Z preferred stock generally is non-voting. However, under our Certificate of Designation, Preferences and Rights of Series Z preferred stock, we cannot take certain actions without the vote or written consent by the holders of at least a majority of the then outstanding shares of the Series Z preferred stock. See “Description of Capital Stock — Series Z Preferred Stock.” All 57,000 shares of our outstanding Series Z preferred stock are held by Halpern Denny Fund III, L.P.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 25,000,000 shares of common stock, $0.001 par value, and 2,000,000 shares of preferred stock, $0.001 par value, of which 57,000 shares have been designated Series Z preferred stock. As of March 27, 2007, 10,612,227 shares of common stock and 57,000 shares of Series Z preferred stock were outstanding. The outstanding shares of common stock and preferred stock have been duly authorized and are fully paid and non-assessable.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors from funds legally available therefor, subject to the dividend preferences of the preferred stock, if any. Upon our liquidation or dissolution, the holders of common stock are entitled to share ratably in all assets available for distribution after payment of liabilities and liquidation preferences of the preferred stock, if any. Holders of common stock have no preemptive rights, no cumulative voting rights and no rights to convert their common stock into any other securities. Any action taken by holders of common stock must be taken at an annual or special meeting or by written consent of the holders of 80% of our capital stock entitled to vote on such action.

Preferred Stock

Under our certificate of incorporation, our board of directors is authorized (subject to any limitations prescribed by law, our certificate of incorporation and the rules of any stock exchange on which our common stock may then be listed) to issue preferred stock from time to time in one or more series, which preferred stock will have such designations, preferences, rights, qualifications, limitations and restrictions as may be determined by the board of directors. The issuance of any additional shares of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have an adverse effect on the holders of our common stock, depending upon the rights of such preferred stock, by delaying or preventing a change in control, making removal of present management more difficult or resulting in restrictions upon the payment of dividends or other distributions to holders of common stock.

Series Z Preferred Stock

Our board of directors authorized a series of preferred stock, which was designated Series Z preferred stock. Set forth below is a summary of the material terms of the Series Z preferred stock.

Dividends.  The Series Z preferred stock is not entitled to receive any dividends except as provided in “— Redemption” below.

Liquidation Preference.  In the event of our liquidation or winding up, the holders of the Series Z preferred stock will be entitled to receive, on a pro rata basis, such amount, paid before and in preference to any distribution of any of our assets or surplus funds to the holders of the common stock or any other class of stock, an amount equal to $1,000 per share of Series Z preferred stock then outstanding (which will be adjusted for any stock dividends, combinations or splits with respect to such shares) plus any accrued but unpaid dividends.

Redemption.  All outstanding shares of Series Z preferred stock will be redeemed (subject to the legal availability of funds therefor) in whole on the earlier of June 30, 2009 or the effective time of any merger or any change of control (each as defined below), at 100% of the liquidation preference, in each case, payable in cash. In the event all outstanding shares of Series Z preferred stock are not redeemed in accordance with the redemption obligation set forth above, the shares of Series Z preferred stock not so redeemed will, from and after such date, accrue a dividend at a rate per annum of the liquidation preference for such shares equal to 250 basis points higher than the then highest rate paid by us on our funded indebtedness, payable quarterly in cash until the date such shares are ultimately redeemed by New World. Such dividends may accrue to the extent there are not funds legally available to pay such dividends and, in such event, the redemption price will be increased by the amount of such accrued and unpaid dividends.

A “merger” means a consolidation or merger of us or any of our direct or indirect subsidiaries with or into any other entity, other than a merger:

•	in which we are the surviving company;

•	which will not result in more than 50% of our capital stock being owned of record or beneficially by persons other than the holders of such capital stock immediately before the merger; and

•	in which each share of Series Z preferred stock outstanding immediately before the merger will be an identical outstanding share of our Series Z preferred stock after the merger.

A “change of control” means any transaction or event occurring on or after the date hereof as a direct or indirect result of which:

•	any person or any group (other than as permitted by the certificate of designation):

•	beneficially owns (directly or indirectly) in the aggregate equity interests of New World having 50% or more of the aggregate voting power of all equity interests of New World at the time outstanding; or

•	has the right or power to appoint a majority of our board of directors;

•	during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors, together with any new directors:

•	whose election by such board of directors or whose nomination for election by our stockholders was approved by a vote of a majority of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved; and

•	appointed to our board of directors within eighteen months after the date hereof cease for any reason to constitute at least a majority of our board of directors then in office;

•	any event or circumstance constituting a “change of control” under any documentation evidencing or governing any indebtedness of New World in a principal amount in excess of $10.0 million occurs which results in our obligation to prepay (by acceleration or otherwise), purchase, offer to purchase, redeem or defease all or a portion of such indebtedness; or

•	involves the sale of all or substantially all of our assets or the assets of our subsidiaries.

Protective Provisions.  For so long as any shares of Series Z preferred stock remain outstanding, we may not, and may not permit any of our direct or indirect subsidiaries, in each case, without the vote or written consent by the holders of the Series Z preferred stock (such consent, in the case of the second bulleted paragraph below only, not to be unreasonably withheld):

•	amend, alter or repeal any provision of, or add any provision to, the certificate of designation of the Series Z preferred stock, whether by merger, consolidation or otherwise; provided, however, that no vote or written consent of the holders of the Series Z preferred stock will be required in the event of a merger or change of control that results in the full redemption of the Series Z preferred stock at the redemption price, in cash, at the effective time of such merger or change of control;

•	subject to the paragraph above, amend, alter or repeal any provision of, or add any provision to, our certificate of incorporation or by-laws, whether by merger, consolidation or otherwise, except as may be required to authorize a certificate of designation for junior stock or to increase the authorized amount of any junior stock, including junior stock issued to management or employees under equity incentive plans; provided, however, that no vote or written consent of the holders of the Series Z preferred stock will be required in the event of a merger or change of control that results in the redemption of the Series Z preferred stock at the redemption price, in cash, at the effective time of such merger or change of control;

•	authorize or issue shares of any class of stock having any preference or priority as to dividends, assets or payments in liquidation superior to or on a parity with the Series Z preferred stock, including, without limitation, the Series Z preferred stock, whether by merger, consolidation or otherwise; provided, however, that no vote or written consent of the holders of the Series Z preferred stock will be required in the event of a merger or change of control that results in the full redemption of the Series Z preferred stock at the redemption price, in cash, at the effective time of the merger or change of control;

•	take any action that results in New World or any direct or indirect subsidiary or subsidiaries of New World incurring or assuming indebtedness (including the guaranty of any indebtedness) in excess of the greater of $185 million or 3.75 times EBITDA for the trailing 12-month period before such date;

•	consummate any merger or change of control that does not result in the redemption of the Series Z preferred stock at the redemption price, payable in cash, at the effective time of the merger or change of control transaction;

•	make any restricted payment in violation of the restricted payments covenant set forth in the certificate of designation of the Series Z preferred stock; or

•	enter into any agreement to do any of the foregoing items.

Voting Rights.  The holders of Series Z preferred stock, except as otherwise required under the laws of the State of Delaware or as set forth herein, are not entitled or permitted to vote on any matter required or permitted to be voted upon by our stockholders.

Series A Junior Participating Preferred Stock

On June 7, 1999, our board of directors authorized the issuance of a Series A junior participating preferred stock in the amount of 700,000 shares. This authorization was made in accordance with the Stockholders’ Rights Plan discussed below. There are currently no issued shares.

Stockholders’ Rights Plan

On June 7, 1999, our board of directors declared a dividend distribution of one right on each outstanding share of common stock, as well as on each share later issued. Each right will allow stockholders to buy one one-hundredth of a share of Series A junior participating preferred stock at an exercise price of $10.00. The rights become exercisable if an individual or group acquires 15% or more of common stock, or if an individual or group announces a tender offer for 15% or more of common stock. Our board can redeem the rights at $0.001 per right at any time before any person acquires 15% or more of the outstanding common stock. In the event an individual acquires 15% or more of our outstanding common stock, each right will entitle its holder to purchase, at the right’s exercise price, one one-hundredth of a share of Series A junior participating preferred stock, which is convertible into common stock at one-half of the then value of the common stock, or to purchase such common stock directly if there are a sufficient number of shares of common stock authorized. Our board has the ability to exclude any acquiring person from the provision of the stockholders rights plan, resulting in such acquiring person’s purchase of our common stock not triggering the plan. Rights held by the acquiring person are void and will not be exercisable to purchase shares at the bargain purchase price. If we are acquired in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right’s then-current exercise price, a number of the acquiring company’s common shares having a market value at that time of twice the right’s exercise price.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, or the perception that substantial sales may occur, could adversely affect the prevailing market price of our common stock. As of March 27, 2007, after giving effect to this offering, we would have had           shares of common stock outstanding. Of these shares,           shares of common stock, including           of the shares sold in this offering, or           of the shares if the underwriters over-allotment is exercised in full, will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, unless such shares have been purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining           shares of common stock are “restricted securities” as that term is defined in Rule 144 under the Securities Act, described below.

Sales of Restricted Securities

Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration, such as under Rule 144 or 144(k) promulgated under the Securities Act, each of which is summarized below.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed to be our “affiliate,” would be entitled to sell a within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal about shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks before a notice of the sale on Form 144 is filed with the SEC.

Sales under Rule 144 are also limited by manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 provides that our affiliates who are selling shares of our common stock that are not restricted shares must comply with the same requirements that apply to restricted shares, except for the holding period requirement.

Rule 144(k)

Rule 144(k) is available to a person who is not deemed to have been our affiliate at any time during the 90 days before a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any previous owner other than one of our affiliates. Under Rule 144(k), a person is entitled to sell restricted shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Registration Statements

We have filed a registration statement on Form S-8 under the Securities Act registering 1,150,000 shares of our common stock underlying outstanding stock options or reserved for issuance under our 2004 Executive Employee Incentive Stock Option Plan, and 200,000 shares of our common stock underlying outstanding stock options or reserved for issuance under our Stock Option Plan for (Non-Employee) Independent Directors. Shares covered by this registration statement are eligible for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates.

We have filed a registration statement on Form S-8 under the Securities Act registering 150,000 shares of our common stock underlying outstanding stock appreciation rights grants or reserved for issuance under our Stock Appreciation Rights Plan. Shares covered by this registration statement are eligible for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal tax considerations generally applicable to beneficial owners of our common stock that acquire shares of our common stock pursuant to this offering and that hold such shares as capital assets. For purposes of this summary, the term “U.S. holder” means a person that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created in or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “U.S. persons,” as defined in section 7701(a)(30) of the Code, have the authority to control all substantial decisions of such trust or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this summary, the term “non-U.S. holder” means a beneficial owner of our common stock that is neither a U.S. holder nor a partnership (including an entity taxable as a partnership for U.S. federal income tax purposes).

If a partnership, or other entity taxable as a partnership for U.S. federal income tax purposes, is a beneficial owner of our common stock, the U.S. federal income tax treatment of a partner in that partnership generally will depend upon the status of the partner and the activities of the partnership. Each beneficial owner of our common stock that is such a partnership, and the partners of such partnership, should consult their tax advisors regarding the tax consequences of acquiring, owning and disposing of our common stock.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (possibly on a retroactive basis), as well as differing interpretations. This summary does not include any discussion of any foreign, state or local tax considerations.

This summary does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position and does not apply to non-U.S. holders that are subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks, insurance companies, dealers in securities, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” or other risk-reduction or integrated transaction, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, companies that accumulate earnings to avoid U.S. federal income tax, persons who do not have the U.S. dollar as their functional currency, tax-exempt organizations, and former U.S. citizens or residents subject to tax as U.S. expatriates).

This summary is included herein as general information only. We urge you to consult your tax advisor with respect to the application of U.S. federal income tax laws (and, in the case of non-U.S. holders, estate tax) to your particular situation, as well as any other U.S. federal tax consequences and any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction or under any applicable tax treaty.

U.S. Holders

The following discussion summarizes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock generally applicable to U.S. holders, subject to the limitations described above.

Distributions

As discussed above under “Dividend Policy,” we do not intend to pay any cash dividends on our common stock in the foreseeable future. However, if we do make distributions of cash or property in respect of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in gross income by a U.S. holder upon receipt. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. holder that meets the holding period and other requirements for the dividends received deduction. Dividends paid by us to certain non-corporate U.S. holders (including individuals), with respect to taxable years beginning on or before December 31, 2010, are eligible for U.S. federal income taxation at the rates generally applicable to long-term capital gains for individuals (currently at a maximum tax rate of 15%), provided that the U.S. holder receiving the dividend satisfies applicable holding period and other requirements.

If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of the U.S. holder’s tax basis in our common stock, and thereafter, will be treated as gain realized on a sale or other disposition of the common stock, taxable as described below under “— U.S. Holders — Dispositions.”

Dispositions

Upon a sale, exchange or other taxable disposition of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. holder’s adjusted tax basis in the shares of our common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the shares of the common stock for more than one year at the time of disposition. Long-term capital gains of certain non-corporate U.S. holders (including individuals) are currently subject to U.S. federal income taxation at a maximum rate of 15%. The deductibility of capital losses is subject to limitations under the Code.

Information Reporting and Backup Withholding Requirements

In general, dividends on our common stock, and payments of the proceeds of a sale, exchange or other disposition of our common stock paid to a U.S. holder are subject to information reporting and may be subject to backup withholding at a current maximum rate of 28% unless the U.S. holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder generally will be refunded or credited against the U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Non-U.S. Holders

The following discussion summarizes the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock generally applicable to non-U.S. holders, subject to the limitations described above.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a non-U.S. holder of a trade or business within the United States or (ii) in the case of a non-U.S. holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the non-U.S. holder in the United States. Generally, U.S. trade or business income is not subject to withholding of U.S. federal income tax, provided the non-U.S. holder complies with applicable certification and disclosure requirements; instead, a non-U.S. holder is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on its U.S. trade or business income. Any U.S. trade or business income received by a non-U.S. holder that is a corporation also may give rise to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Distributions

As discussed above under “Dividend Policy,” we do not intend to pay any cash dividends on our common stock in the foreseeable future. However, if we do make distributions of cash or property in respect of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess will first be treated as a return of capital to the extent of the non-U.S. holder’s tax basis in our common stock, and thereafter, will be treated as gain realized on a sale or other disposition of the common stock, taxable as described below under “— Non-U.S. Holders — Dispositions.”

A non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. In order to obtain a reduced rate of U.S. federal income tax withholding under an applicable income tax treaty, a non-U.S. holder generally will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under the treaty. A non-U.S. holder of our common stock that is eligible for a reduced rate of U.S. federal income tax withholding under an income tax treaty may generally obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

The U.S. federal income tax withholding described in the preceding paragraph does not apply to dividends that represent U.S. trade or business income of a non-U.S. holder that provides a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Dispositions

A non-U.S. holder generally will not be subject to U.S. federal income tax, or withholding thereon, in respect of any gain realized on a sale, exchange or other taxable disposition of our common stock unless:

•	the gain is U.S. trade or business income;

•	the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions (in which case, such non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources); or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of (i) the five-year period ending on the date of disposition or (ii) the non-U.S. holder’s holding period for the common stock (in which case, such gain generally will be subject to U.S. federal income tax in the same manner as U.S. trade or business income).

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income tax and withholding thereof relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our common stock by a non-U.S. holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is considered regularly traded on an established securities market. We do not believe that we have been a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not become a USRPHC in the future.

Information Reporting and Backup Withholding Requirements

We must report annually to the IRS and to each non-U.S. holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides.

Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a non-U.S. holder of common stock generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN, or otherwise establishes an exemption, and the payor does not have actual knowledge or reason to know that such person is a U.S. person.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption and provided that the broker does not have actual knowledge or reason to know that such person is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a refund or credit against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

U.S. Federal Estate Taxes

An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will generally be required to include the value of the stock in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Cowen and Company, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares

Morgan Stanley & Co. Incorporated
Cowen and Company, LLC
Piper Jaffray & Co.
Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $      a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of           additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $     , the total underwriters’ discounts and commissions would be $      and total proceeds to us would be $     .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

Application has been made to have the common stock approved for quotation on the Nasdaq Global Market under the symbol “BAGL”.

Each of us, our directors, executive officers (except for Jill B.W. Sisson) and controlling stockholder has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Cowen and Company, LLC on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option (except pursuant to our existing benefit plans), right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus;

•	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering;

•	transfer of shares of common stock or any security convertible into common stock as a bona fide gift;

•	distributions of shares of common stock or any security convertible into common stock to limited partners or stockholders of the relevant signatory;

•	transfers of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock to us; or

•	transfers of shares of common stock to any wholly-owned subsidiary of the relevant signatory or to its parent corporation or any wholly-owned subsidiary of such parent corporation or to such signatory’s affiliated funds and managed accounts, provided that, as to the foregoing last five bullet points above, no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such transactions, and, as to the foregoing last four bullet points, each recipient of shares of common stock shall agree to be bound by the same restrictions.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue a release regarding earnings or regarding material news or events relating to us; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking or investment banking transactions with us and our affiliates.

Pricing of the Offering

The initial public offering price will be determined by negotiations among us and the representative of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, sales, earnings and certain of our other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those we engage in. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Although our common stock is quoted in the Pink Sheets under the symbol “NWRG.PK”, these quotations are not considered particularly relevant in determining the initial public offering price because the trading market for the common stock has been generally inactive and illiquid. The following table sets forth the high and low bid quotations for each full quarterly period in 2005 and 2006. These quotations represent prices between dealers, do not include commissions, mark-ups or mark-downs and may not necessarily represent actual transactions.

	Common Stock Bid Price
Quarter ended	High	Low

Year Ended January 3, 2006 (fiscal 2005)
First Quarter	$4.25	$2.00
Second Quarter	$4.35	$2.00
Third Quarter	$3.50	$1.50
Fourth Quarter	$6.03	$2.50
Year Ended January 2, 2007 (fiscal 2006)
First Quarter	$9.00	$3.50
Second Quarter	$10.25	$4.10
Third Quarter	$13.00	$4.15
Fourth Quarter	$9.00	$6.00

On April 9, 2007, the most recent date for which quotations were available in the Pink Sheets, the high and low bid prices for the common stock were $11.55 and $11.50 per share, respectively.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Holme Roberts & Owen LLP, Denver, Colorado. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

Our consolidated financial statements as January 3, 2006 and January 2, 2007, and for each of the three years in the period ended January 2, 2007, included in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accounting firm as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 to register the shares offered by us. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our securities. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, NE, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.  You may also obtain information about us at our site on the Internet’s World Wide Web located at http://www.NewWorldRestaurantGroup.com.  Information on these web sites is not incorporated by reference into this prospectus.

You may request a copy of those filings, at no cost, by writing or telephoning us at the following:

New World Restaurant Group, Inc.
1687 Cole Boulevard
Golden, Colorado 80401
Attn: Secretary
Telephone: (303) 568-8000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
New World Restaurant Group, Inc.

We have audited the accompanying consolidated balance sheets of New World Restaurant Group, Inc. and Subsidiaries (the “Company”) as of January 2, 2007 and January 3, 2006, and the related consolidated statements of operations, changes in stockholders’ equity (deficit) and cash flows for each of the three years in the period ended January 2, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of New World Restaurant Group, Inc. and Subsidiaries as of January 2, 2007 and January 3, 2006, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, on a modified prospective basis as of January 4, 2006.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  GRANT THORNTON LLP

Denver, Colorado
February 23, 2007

NEW WORLD RESTAURANT GROUP, INC.

CONSOLIDATED BALANCE SHEETS
AS OF JANUARY 3, 2006 AND JANUARY 2, 2007

	January 3,	January 2,
	2006	2007
	(in thousands, except share information)

ASSETS
Current assets:
Cash and cash equivalents	$1,556	$5,477
Restricted cash	2,554	2,403
Franchise and other receivables, net of allowance	5,506	6,393
Inventories	5,072	4,948
Prepaid expenses and other current assets	4,506	4,529
Assets held for sale	—	1,144

Total current assets	19,194	24,894
Restricted cash long-term	595	284
Property, plant and equipment, net	33,359	33,889
Trademarks and other intangibles, net	67,717	63,806
Goodwill	4,875	4,875
Debt issuance costs and other assets	5,184	5,406

Total assets	$130,924	$133,154

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$5,848	$3,347
Accrued expenses	24,789	25,855
Short term debt and current portion of long-term debt	280	3,605
Current portion of obligations under capital leases	19	76

Total current liabilities	30,936	32,883
Senior notes and other long-term debt	160,560	166,556
Obligations under capital leases	29	124
Other liabilities	8,610	8,822
Mandatorily redeemable, Series Z Preferred Stock, $.001 par value, $1,000 per share liquidation value; 2,000,000 shares authorized; 57,000 shares issued and outstanding	57,000	57,000

Total liabilities	257,135	265,385

Commitments and contingencies
Stockholders’ deficit:
Series A junior participating preferred stock, 700,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.001 par value; 25,000,000 shares authorized; 10,065,072 and 10,596,419 shares issued and outstanding	10	11
Additional paid-in capital	176,018	176,797
Unamortized stock compensation	(68)	—
Accumulated deficit	(302,171)	(309,039)

Total stockholders’ deficit	(126,211)	(132,231)

Total liabilities and stockholders’ deficit	$130,924	$133,154

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 28, 2004, JANUARY 3, 2006 AND JANUARY 2, 2007

	December 28,	January 3,	January 2,
	2004	2006	2007
	(in thousands, except earnings per share and related share information)

Revenues:
Restaurant sales	$347,786	$363,044	$363,699
Manufacturing revenues	20,122	20,118	20,299
Franchise and license related revenues	5,952	5,931	5,964

Total revenues	373,860	389,093	389,962
Cost of sales:
Restaurant costs	288,736	296,610	290,176
Manufacturing costs	17,925	18,781	21,154

Total cost of sales	306,661	315,391	311,330

Gross profit	67,199	73,702	78,632
Operating expenses:
General and administrative expenses	32,755	36,096	37,484
Depreciation and amortization	27,848	26,316	16,949
Loss on sale, disposal or abandonment of assets, net	1,557	314	493
Charges (adjustments) of integration and reorganization cost	(869)	5	—
Impairment charges and other related costs	450	1,603	2,268

Income from operations	5,458	9,368	21,438
Other expense (income):
Interest expense, net	23,196	23,698	19,555
Prepayment penalty upon redemption of $160 Million Notes	—	—	4,800
Write-off of debt issuance costs upon redemption of $160 Million Notes	—	—	3,956
Other	(284)	(312)	(5)

Loss before income taxes	(17,454)	(14,018)	(6,868)
Benefit for income taxes	(49)	—	—

Net loss	(17,405)	(14,018)	(6,868)

Net loss per common share — Basic and Diluted	$(1.77)	$(1.42)	$(0.66)

Weighted average number of common shares outstanding:
Basic and Diluted	9,842,414	9,878,665	10,356,415

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 28, 2004, JANUARY 3, 2006 AND JANUARY 2, 2007

			Additional	Unamortized	Accumulated
	Common Stock		Paid In	Stock	Deficit
	Shares	Amount	Capital	Compensation	Amount	Total
	(in thousands, except share information)

Balance, December 30, 2003	9,841,828	$10	$175,585	$—	$(270,748)	$(95,153)
Net loss	—	—	—	—	(17,405)	(17,405)
Common stock issued upon exercise of warrants	6,885	—	7	—	—	7
Stock compensation expense of options granted	—	—	205	(205)	—	—
Amortization of stock compensation expense	—	—	—	68	—	68

Balance, December 28, 2004	9,848,713	$10	$175,797	$(137)	$(288,153)	$(112,483)

Net loss	—	—	—	—	(14,018)	(14,018)
Common stock issued upon exercise of warrants	216,359	—	221	—	—	221
Amortization of stock compensation expense	—	—	—	69	—	69

Balance, January 3, 2006	10,065,072	$10	$176,018	$(68)	$(302,171)	$(126,211)

Net loss	—	—	—	—	(6,868)	(6,868)
Common stock issued upon exercise of warrants	482,862	1	54	—	—	55
Common stock issued upon exercise of options	48,485		139	—	—	139
Stock based compensation	—	—	654	—	—	654
Reclassification upon adoption of SFAS 123R	—	—	(68)	68	—	—

Balance, January 2, 2007	10,596,419	$11	$176,797	$—	$(309,039)	$(132,231)

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 28, 2004, JANUARY 3, 2006 AND JANUARY 2, 2007

	December 28,	January 3,	January 2,
	2004	2006	2007
	(in thousands)

OPERATING ACTIVITIES:
Net loss	$(17,405)	$(14,018)	$(6,868)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	27,848	26,316	16,949
Stock based compensation expense	68	69	654
Loss, net of gains, on disposal of assets	1,557	314	493
Impairment charges and other related costs	450	1,603	2,268
Charges (adjustments) of integration and reorganization costs	(869)	5	—
Provision for (recovery of) losses on accounts receivable, net	177	(158)	133
Amortization of debt issuance and debt discount costs	1,849	1,848	817
Write-off of debt issuance costs	—	—	3,956
Paid-in-kind interest	—	—	1,591
Changes in operating assets and liabilities:
Franchise and other receivables	(1,593)	1,775	(1,020)
Accounts payable and accrued expenses	(2,112)	(12,565)	(5,706)
Other assets and liabilities	1,140	(3,114)	729

Net cash provided by operating activities	11,110	2,075	13,996
INVESTING ACTIVITIES:
Purchase of property and equipment	(9,393)	(10,264)	(13,172)
Proceeds from the sale of equipment	543	180	209

Net cash used in investing activities	(8,850)	(10,084)	(12,963)
FINANCING ACTIVITIES:
Proceeds from line of credit	18,120	5,455	24
Repayments of line of credit	(19,105)	(5,470)	(24)
Repayment of other borrowings	(1,105)	(312)	(280)
Payments under capital lease obligations	—	—	(53)
Repayment of notes payable	—	—	(160,000)
Borrowings under First Lien	—	—	80,000
Repayments under First Lien	—	—	(1,425)
Borrowings under Second Lien	—	—	65,000
Borrowings under Subordinated Note	—	—	24,375
Debt issuance costs	—	(81)	(4,923)
Proceeds upon stock option and warrant exercise	7	221	194

Net cash provided by (used in) financing activities	(2,083)	(187)	2,888
Net increase (decrease) in cash and cash equivalents	177	(8,196)	3,921
Cash and cash equivalents, beginning of period	9,575	9,752	1,556

Cash and cash equivalents, end of period	$9,752	$1,556	$5,477

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

The consolidated financial statements of New World Restaurant Group, Inc. and its wholly-owned subsidiaries (collectively, the Company) have been prepared in conformity with accounting principles generally accepted in the United States of America. All inter-company accounts and transactions have been eliminated in consolidation. The Company owns, franchises or licenses various restaurant concepts under the brand names of Einstein Bros. Bagels (Einstein Bros.), Noah’s New York Bagels (Noah’s), Manhattan Bagel Company (Manhattan), Chesapeake Bagel Bakery (Chesapeake) and New World Coffee (New World).

We have a 52/53-week fiscal year ending on the Tuesday closest to December 31. Fiscal year 2004 and 2006 which ended on December 28, 2004 and January 2, 2007, respectively, contained 52 weeks. Fiscal year 2005, which ended on January 3, 2006, contained 53 weeks.

Certain immaterial reclassifications have been made to conform previously reported data to the current presentation. These reclassifications have no effect on net income or financial position as previously reported.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues, costs and expenses during the reporting period. Actual results could differ from the estimates.

Revenue Recognition

We record revenue from the sale of food, beverage and retail items as products are sold. Our manufacturing revenues are recorded at the time of shipment to customers. Initial fees received from a franchisee or licensee to establish a new location are recognized as income when we have performed our obligations required to assist the franchisee or licensee in opening a new location, which is generally at the time the franchisee or licensee commences operations. Continuing royalties, which are a percentage of the net sales of franchised and licensed locations, are accrued as income each month. Proceeds from the sale of gift cards are recorded as deferred revenue and recognized as income when redeemed by the holder.

During fiscal year 2005, our manufacturing operations began selling bagels to a wholesaler and a distributor who takes possession in the United States and sells outside of the United States. As the product is shipped FOB domestic dock, there are no international risks of loss or foreign exchange currency issues. Approximately $2.1 million and $2.2 million of sales shipped internationally are included in manufacturing revenues for fiscal years ended 2005 and 2006, respectively.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid instruments with original maturities of three months or less when purchased. Amounts in-transit from credit card processors are also considered cash equivalents because they are both short-term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.

Property and Equipment

Property and equipment is recorded at cost. Furniture and equipment are depreciated using the straight-line method over the estimated useful life of the asset, which ranges from 3 to 8 years. Leasehold improvements are amortized using the straight-line method. The depreciable lives for our leasehold improvements, which are subject

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

to a lease, are limited to the lesser of the useful life or the noncancelable lease term. In circumstances where we would incur an economic penalty by not exercising one or more option periods, we include one or more option periods when determining the depreciation period. In either circumstance, our policy requires consistency when calculating the depreciation period, in classifying the lease, and in computing straight-line rent expense. Costs incurred to repair and maintain our facilities and equipment are expensed as incurred.

In accordance with Statement of Financial Accounting Standard (SFAS) No. 144, Accounting for the Impairment or Disposal of Long Lived Assets (SFAS No. 144), impairment losses are recorded on long-lived assets on a restaurant-by-restaurant basis whenever impairment indicators are determined to be present. We consider a history of cash flow losses to be the primary indicator of potential impairment for individual restaurant locations. We determine whether a restaurant location is impaired based on expected undiscounted future cash flows, considering location, local competition, current restaurant management performance, existing pricing structure and alternatives available for the site. If impairment exists, the amount of impairment is measured as the excess of the carrying amount of the asset over its fair value as determined utilizing the estimated discounted future cash flows or the expected proceeds, net of costs to sell, upon sale of the asset.

Some of our manufacturing equipment is located at the plant of Harlan Bakeries, Inc. (Harlan), our frozen bagel dough supplier. In late 2006, we were notified of Harlan’s intent, under the terms of the contract, to purchase the equipment and we agreed to sell the equipment to Harlan for $1.1 million. In order to adjust the assets down to their mutually agreed-upon fair value, we recorded an impairment charge of $2.2 million during the quarter ended January 2, 2007. The assets have been classified as held for sale on the consolidated balance sheet as of January 2, 2007.

During fiscal 2004, 2005 and 2006, we recorded approximately $0.5 million, $0.3 million and $0.2 million, respectively in impairment charges and exit costs related to underperforming restaurants. During fiscal 2004, we recorded $0.5 million in impairment charges for long-lived asset impairments and exit costs from the decision to close two restaurants and to write down the assets of under-performing restaurants. During fiscal 2005, we recorded approximately $0.2 million in impairment charges related to company-owned stores and approximately $0.1 million in exit costs from the decision to close one restaurant. During fiscal 2006, we recorded approximately $0.2 million in impairment charges related to company-owned stores.

Leases and Deferred Rent Payable

We lease all of our restaurant properties. Leases are accounted for under the provisions of SFAS No. 13, Accounting for Leases, as amended, which requires that leases be evaluated and classified as operating or capital leases for financial reporting purposes.

For lease that contain rent escalations, we record the total rent payable during the lease term on a straight-line basis over the term of the lease and record the difference between rent paid and the straight-line rent expense as deferred rent payable. Incentive payments received from landlords are recorded as landlord incentives and are amortized on a straight-line basis over the lease term as a reduction of rent.

Goodwill, Trademarks and Other Intangibles

Intangible assets include both goodwill and identifiable intangibles arising from the allocation of the purchase prices of assets acquired. Goodwill represents the excess of cost over fair value of net assets acquired in the acquisition of Manhattan. Other intangibles consist mainly of trademarks, trade secrets and patents.

Goodwill and other intangible assets with indefinite lives are not subject to amortization but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), requires a two-step approach for testing impairment. For goodwill, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If impairment is indicated, the fair value of the reporting unit’s goodwill

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

is determined by allocating the unit’s fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. For other indefinite lived intangibles, the fair value is compared to the carrying value. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying amount over its fair value. Intangible assets not subject to amortization consist primarily of the Einstein Bros. and Manhattan trademarks.

Intangible assets with lives restricted by contractual, legal or other means are amortized over their useful lives and consist primarily of patents used in our manufacturing process. Amortization expense is calculated using the straight-line method over the estimated useful lives of approximately 5 years. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with SFAS No. 144.

During the second quarter of fiscal 2004, we began an evaluation of whether each of our brands should be a part of our overall strategic business plan. As a result of this evaluation, we determined that the Chesapeake brand did not fit within our long-term business model. Accordingly, we performed an interim impairment analysis and determined that no impairment existed. We also performed a longevity analysis and determined that the brand had an estimated useful life of four years. The trademarks were previously treated as a non-amortizing intangible and were reclassified to an amortizing intangible at June 29, 2004. During the second quarter of fiscal 2005, we re-visited the long term strategic fit of Chesapeake utilizing the recommendations of a third party consultant previously engaged to present viable alternatives for the brand. Based upon the consultant’s recommendations, we began forming an exit strategy that we believed could be completed within one year. Because there had been a change in circumstances, it was necessary to review the asset for impairment. The analysis indicated that the carrying amount of the Chesapeake trademarks was greater than its fair value and accordingly we recorded an impairment charge of $1.2 million during fiscal 2005. As we continued to work with our remaining franchisees on an exit strategy, we also continued to review the carrying amount of the Chesapeake trademarks in relation to their fair value. We recorded an additional $0.1 million in impairment charges related to the Chesapeake trademarks during fiscal 2006. As of January 3, 2006, there is no remaining value reflected in our consolidated financial statements related to the Chesapeake trademarks. Our ability to execute an exit strategy is dependent upon the agreement and cooperation of our franchisees and we cannot provide any assurance that we will be successful in fully completing an exit strategy.

For the fiscal years ended 2004, 2005, and 2006, we engaged an independent valuation expert to assist us in performing an impairment analysis of the goodwill and indefinite lived intangible assets related to our Einstein Bros. and Manhattan brands. At December 28, 2004, January 3, 2006 and January 2, 2007, there was no indication of impairment in our goodwill and indefinite lived intangible assets.

Insurance Reserves

We are insured for losses related to health, general liability and workers’ compensation under large deductible policies. The insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The estimated liability is established based on actuarial estimates, is discounted at 10% based upon a discrete analysis of actual claims and historical data and is reviewed on a quarterly basis to ensure that the liability is appropriate. The estimated liability is included in accrued expenses in our consolidated balance sheets.

Guarantees

Prior to 2001, we would occasionally guarantee leases for the benefit of certain of our franchisees. None of the guarantees have been modified since their inception and we have since discontinued this practice. Current franchisees are the primary lessees under the vast majority of these leases. Under the lease guarantees, we may be required by the lessor to make all of the remaining monthly rental payments or property tax and common area maintenance payments if the franchisee does not make the required payments in a timely manner. However, we believe most, if not all, of the franchised locations could be subleased to third parties reducing our potential

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

exposure. Additionally, we have indemnification agreements with our franchisees under which the franchisees would be obligated to reimburse us for any amounts paid under such guarantees. Historically, we have not been required to make such payments in significant amounts. We record a liability for our exposure under the guarantees in accordance with SFAS No. 5, “Accounting for Contingencies,” following a probability related approach. In the event that trends change in the future, our financial results could be impacted. As of January 2, 2007, we had outstanding guarantees of indebtedness under certain leases of approximately $0.7 million. Approximately $64,000 is reflected in accrued expenses in our consolidated balance sheet at January 2, 2007.

Fair Value of Financial Instruments

As of January 3, 2006 and January 2, 2007, our financial instruments consist of cash equivalents, accounts receivable, accounts payable and debt. The fair value of accounts receivable and accounts payable approximate their carrying value, due to their short-term maturities. As of January 3, 2006, the fair value of the $160 Million Notes approximated $165.2 million as the notes were traded at a premium. As of January 2, 2007, the fair value of our current debt facility is estimated to approximate its carrying value by comparing the terms of existing instruments to the terms offered by lenders for similar borrowings with similar credit ratings.

The Mandatorily Redeemable Series Z Preferred Stock (Series Z) is recorded in the accompanying consolidated balance sheets at its full face value of $57.0 million, which represents the total required future cash payment. The current fair value of the Series Z, which was determined by using the remaining term of the Series Z and the effective dividend rate from the Certificate of Designation, is estimated to be $33.2 million and $38.1 million at January 3, 2006 and January 2, 2007, respectively.

Concentrations of Risk

We purchase a majority of our frozen bagel dough from Harlan who utilizes our proprietary processes and on whom we are dependent in the short-term. Additionally, we purchase all of our cream cheese from a single source. Historically, we have not experienced significant difficulties with our suppliers but our reliance on a limited number of suppliers subjects us to a number of risks, including possible delays or interruption in supplies, diminished control over quality and a potential lack of adequate raw material capacity. Any disruption in the supply or degradation in the quality of the materials provided by our suppliers could have a material adverse effect on our business, operating results and financial condition. In addition, any such disruptions in supply or degradations in quality could have a long-term detrimental impact on our efforts to develop a strong brand identity and a loyal consumer base.

Advertising Costs

We expense advertising costs as incurred. Advertising costs were $4.5 million, $6.6 million, and $4.5 million for the fiscal years ended 2004, 2005, and 2006, respectively, and are included in restaurant costs of sales in the consolidated statements of operations.

Company Operations

We view our company as one business with three sources of revenue: restaurant sales, manufacturing revenue and franchise and license related revenues. Our main business focus is operating restaurants under the Einstein and Noah’s brands, which have similar investment criteria and economic and operating characteristics. Our manufacturing operations and franchise and license operations support our main business focus but allow us to leverage our inherent cost structure via third party business and enhance our brands through new product channels. We manage our business and allocate resources via a combination of restaurant sales reports and gross profit information related to our three sources of revenue, which are presented in their entirety within the consolidated statements of operations. We do not regularly review reports related to balance sheet or asset information during this process.

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Our manufacturing operations, which include our USDA approved commissaries, are ancillary and support our restaurant operations through the production and distribution of bagel dough, cream cheese and other products to our restaurants, licensees and franchisees and other third parties. These operations reduce costs via vertical integration, enable us to control the quality and consistency of ingredients delivered to our restaurants, manage inventory levels, and expose our brands to new product channels. Although the primary focus of our manufacturing and commissary operations is to produce and distribute products to our restaurants, our third party revenues have increased over time. The overall results of operations of our manufacturing operations historically have not and currently do not have a material impact on our operating profit. We report the results of manufacturing operations associated with our third party sales separately on our consolidated statements of operations. The net costs associated with internal “sales” to our restaurants are included in restaurant costs.

Our franchise and license operations complement our restaurant operations by expanding the awareness of our brands. We report royalties and other fees earned from the use of trademarks and operating systems developed for the Manhattan, Einstein Bros. and Noah’s brands separately on our consolidated statements of operations. The overall results of operations of our franchise and license operations historically have not and currently do not have a material impact on our operating profit.

Net Loss per Common Share

In accordance with SFAS No. 128, “Earnings per Share,” we compute basic net loss per common share by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period.

Diluted net income per share is computed by dividing the net income for the period by the weighted-average number of shares of common stock and potential common stock equivalents outstanding during the period using the treasury stock method. Potential common stock equivalents include incremental shares of common stock issuable upon the exercise of stock options and warrants. Potential common stock equivalents are excluded from the computation of diluted net income (loss) per share when their effect is anti-dilutive.

The following table summarizes the weighted average number of common shares outstanding, as well as sets forth the computation of basic and diluted net loss per common share for the periods indicated (in thousands of dollars, except share and per share data):

	For the years ended:
	December 28,	January 3,	January 2,
	2004	2006	2007

Weighted average shares outstanding	9,842,414	9,878,665	10,356,415

Net loss	$(17,405)	$(14,018)	$(6,868)

Basic and diluted net loss per share	$(1.77)	$(1.42)	$(0.66)

Stock options and warrants to purchase an aggregate of 1,764,372, 1,737,113, and 993,707 shares of common stock were outstanding as of December 28, 2004, January 3, 2006 and January 2, 2007, respectively. These stock options and warrants were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive.

Stock Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, Share-Based Payment. SFAS No. 123R is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees and its related implementation guidance. SFAS No. 123R focuses

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions).

Effective January 4, 2006, we adopted the provisions of SFAS No. 123R using the modified prospective transition method. Results for periods prior to adoption have not been restated. Prior to the adoption of SFAS No. 123R, we applied the intrinsic value-based method of accounting prescribed by APB No. 25 and related interpretations, in accounting for our fixed award stock options to our employees. As such, compensation expense was recorded only if the current market price of the underlying common stock exceeded the exercise price of the option on the date of grant. We applied the fair value-basis of accounting as prescribed by SFAS No. 123 in accounting for our fixed award stock options to our consultants. Under SFAS No. 123, compensation expense was recognized based on the fair value of stock options granted.

Because we previously adopted only the pro forma disclosure provisions of SFAS No. 123, we are recognizing compensation cost, over the requisite service period, relating to the unvested portion of awards granted prior to the date of adoption using the same estimate of the grant-date fair value and the same attribution method used to determine the pro forma disclosures under SFAS No. 123, except that forfeiture rates are estimated for all options, as required by SFAS No. 123R.

Our stock-based compensation cost for the year ended December 28, 2004, January 3, 2006 and January 2, 2007 was $68,000, $69,000 and $654,000 respectively and has been included in general and administrative expenses. The impact of adoption of SFAS No. 123R had the effect of increasing our loss per share by $0.06 for year to date period ended January 2, 2007. No tax benefits were recognized for these costs due to our recurring cumulative losses.

The fair value of stock options is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	December 28,	January 3,	January 2,
	2004	2006	2007

Expected life of options from date of grant	4.0 years	4.0 years	4.0 years
Risk-free interest rate	2.7-3.4%	3.55-4.44%	4.35-4.84%
Volatility	100.0%	100.0%	100.0%
Assumed dividend yield	0.0%	0.0%	0.0%

Had compensation cost for stock options granted to associates been determined on the basis of fair value for periods prior to fiscal 2006 using the aforementioned assumptions, net loss and loss per share would have been increased to the following pro forma amounts (in thousands of dollars, except per share amounts):

	December 28,	January 3,
	2004	2006

Net loss, as reported	$(17,405)	$(14,018)
Deduct: fair value based compensation expense	(544)	(1,164)

Pro forma net loss	(17,949)	(15,182)

Basic and diluted loss per common share:
As reported	$(1.77)	$(1.42)

Pro forma	$(1.82)	$(1.54)

The expected term of options is based upon evaluations of historical and expected future exercise behavior. The risk-free interest rate is based on the US Treasury rates at the date of grant with maturity dates approximately

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

equal to the expected life at the grant date. Implied volatility is based on the mean reverting average of our stock’s historical volatility and that of an industry peer group. The use of mean reversion is supported by evidence of a correlation between stock price volatility and a company’s leverage combined with the effects mandatory principal payments will have on our capital structure, as defined under our new debt facility. We have not historically paid any dividends and are precluded from doing so under our debt covenants.

At January 2, 2007, we have approximately $0.4 million of total unrecognized compensation cost related to non-vested awards granted under our option plans, which we expect to recognize over a weighted-average period of eight months. Total compensation costs related to the options outstanding as of January 2, 2007 will be fully recognized by first quarter of fiscal 2010, which represents the end of the requisite service period.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 is an interpretation of FASB Statement No. 109, “Accounting for Income Taxes,” and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. FIN 48 prescribes a recognition threshold and measurement criterion for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return, among other items. In addition, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition with respect to uncertainty in income taxes. We are required to adopt FIN 48 in the first quarter of fiscal 2007. At this time, we are still in the process of evaluating FIN 48 and are not able to estimate the impact of adoption to our consolidated financial statements. As of January 2, 2007, our net deferred tax assets have been fully reserved and net operating loss carryforwards of $157 million were available to be utilized against future taxable income. Any impact to our deferred tax liabilities upon adoption of FIN 48 would result in a reduction of our net operating loss carryforwards.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. Adoption of SAB 108 did not have any impact on our results from operations or financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We do not believe such adoption will have a material impact on our consolidated financial statements.

In June 2006, the FASB ratified the consensus reached on EITF Issue No. 06-03, How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross Versus Net Presentation)(EITF 06-03). The EITF reached a consensus that the presentation of taxes on either a gross or net basis is an accounting policy decision that requires disclosure. EITF 06-03 is effective for our fiscal year beginning January 3, 2007. Sales tax amounts collected from customers have been recorded on a net basis. The adoption of EITF 06-03 will not have any effect on our financial position or results of operations.

We have considered all other recently issued accounting pronouncements and do not believe the adoption of such pronouncements will have a material impact on our consolidated financial statements.

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

3.	RESTRICTED CASH

Restricted cash consisted of the following:

	January 3,	January 2,
	2006	2007
	(in thousands of dollars:)

Advertising Funds(a)	$533	$300
New Jersey Economic Development Authority(b)	950	614
Distributor Collateral(c)	1,500	1,500
Other(d)	166	273

	3,149	2,687
Less current portion of long-term restricted cash	2,554	2,403

Long-term restricted cash	$595	$284

(a)	We act as custodian for certain funds paid by our franchisees that are earmarked as advertising fund contributions.
(b)	On July 3, 2003, we placed in escrow an advanced refunding of the New Jersey Economic Development Authority (NJEDA) note dated December 1, 1998 to enact a debt defeasance as allowed for in the agreement. The NJEDA funds are included in both current portion and long-term portion of restricted cash as of the January 3, 2006 and January 2, 2007 balance sheet dates in accordance with payment terms of the note. We anticipate this classification will continue until the NJEDA note is fully paid from the escrow amount proceeds. The NJEDA note has a maturity date of December 1, 2008. See Note 10 for additional information.
(c)	We have restricted cash held as collateral for a letter of credit issued to one of our distributors. Our distributor could access the letter of credit in the event that we fail to pay them for products delivered to our company-owned restaurants.
(d)	We also have various restricted cash accounts for the benefit of taxing and other government authorities.

4.	LICENSE, FRANCHISE AND OTHER RECEIVABLES

The majority of our receivables are due from our licensees, franchisees, distributors and trade customers. Credit is extended based on our evaluation of the customer’s financial condition and, generally, collateral is not required. Accounts receivable are due within 7-30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. We determine our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, our previous loss and payment history, the customer’s current ability to pay its obligation to us, and the condition of the general economy and the industry as a whole. We write off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Franchise and other receivables consist of the following:

	January 3,	January 2,
	2006	2007
	(in thousands of dollars)

Trade receivables	$2,572	$3,553
Franchisee and licensee receivables	708	1,035
Vendor rebates(a)	2,130	1,197
Tax refunds	—	549
Other	576	564

	5,986	6,898
Less allowance for doubtful accounts	480	505

Total receivables	$5,506	$6,393

(a)	Vendor rebates represent a rebate earned at the time products are purchased and are not contingent upon any level of purchases or period of time. Vendor rebates are recorded as a reduction to cost of sales when products are sold.

5.	INVENTORIES

Inventories, which consist of food, beverage, paper supplies and bagel ingredients, are stated at the lower of cost or market, with cost being determined by the first-in, first-out method. Inventories consist of the following:

	January 3,	January 2,
	2006	2007
	(in thousands of dollars)

Finished goods	$3,883	$3,835
Raw materials	1,189	1,113

Total inventories	$5,072	$4,948

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	January 3,	January 2,
	2006	2007
	(in thousands of dollars)

Prepaid rent	$2,781	$2,768
Short term deposits	683	736
Prepaid state franchise tax	381	120
Prepaid maintenance contracts	230	259
Prepaid other	230	259
Prepaid insurance	201	387

Total prepaid expenses and other current assets	$4,506	$4,529

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

7.	PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	January 3,	January 2,
	2006	2007
	(in thousands of dollars)

Leasehold improvements	$49,744	$61,688
Store and manufacturing equipment	66,810	72,763
Furniture and fixtures	1,193	1,379
Office and computer equipment	11,044	13,635
Vehicles	115	98

	128,906	149,563
Less accumulated depreciation	95,547	115,674

Property and equipment, net	$33,359	$33,889

Depreciation expense was $19.6 million, $18.1 million, and $13.0 million for the fiscal years ended December 28, 2004, January 3, 2006 and January 2, 2007, respectively.

As of January 3, 2006 and January 2, 2007, manufacturing equipment with a net book value of approximately $4.4 million and $1.7 million, respectively, was located at the plant of Harlan, our frozen bagel dough supplier. In late 2006, we were notified of Harlan’s intent, under the terms of the contract, to purchase the equipment and we agreed to sell the equipment to Harlan for $1.1 million. In order to adjust the assets down to their mutually agreed-upon fair value, we recorded an impairment charge of $2.2 million during the quarter ended January 2, 2007. The assets have been classified as held for sale on the consolidated balance sheet as of January 2, 2007.

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

8.	TRADEMARKS AND OTHER INTANGIBLES

Trademarks and other intangibles consist of the following as of:

	January 3,	January 2,
	2006	2007
	(in thousands of dollars)

Amortizing intangibles:
Trade secrets	$5,385	$5,385
Trademarks	1,082	—
Patents-manufacturing process	33,741	33,741

	40,208	39,126
Less accumulated amortization:
Trade secrets	4,847	5,385
Trademarks	1,082	—
Patents-manufacturing process	30,368	33,741

	36,297	39,126

Total amortizing intangibles, net	$3,911	$—

Non-amortizing intangibles:
Trademarks	63,806	63,806

Total trademarks and other intangibles, net	$67,717	$63,806

Intangible amortization expense totaled approximately $8.2 million, $8.2 million, and $3.9 million for the fiscal years ended 2004, 2005, and 2006, respectively. As of January 2, 2007, all amortizing intangibles have been fully amortized.

9.	DEBT ISSUANCE COSTS AND OTHER ASSETS

Debt issuance costs and other assets consist of the following:

	January 3,	January 2,
	2006	2007
	(in thousands of dollars)

Security deposits	$993	$1,006
Debt issuance costs, net of amortization(a)	4,110	—
Debt issuance costs, net of amortization(b)	81	4,400

Total debt issue costs and other assets	$5,184	$5,406

(a)	This asset represents costs incurred related to our $160 Million Notes and AmSouth Revolver. Upon closing of our new debt facility, these costs were written-off.
(b)	This asset represents costs incurred related to the issuance of $170 million in new term loans and $15 million new revolving credit facility. Upon closing of our new debt facility, we began amortizing these costs. Direct costs incurred for the issuance of debt under the $170 million in new term loans and $15 million new revolving credit facility have been capitalized and amortized using the effective interest method over the term of the debt. In the event that the debt is retired prior to the maturity date, debt issuance costs will be expensed in the period that the debt is retired.

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The amortization of debt issuance costs is included in interest expense in the consolidated statements of operations. Amortization expense of approximately $1.8 million, $1.8 million, and $0.8 million was recorded for the fiscal years ended 2004, 2005, and 2006, respectively.

10.	ACCRUED EXPENSES

Accrued expenses consist of the following:

	January 3,	January 2,
	2006	2007

Payroll and related bonuses	$13,064	$11,678
Interest	181	1,454
Gift cards	2,745	3,127
Unvouchered receipts	1,315	4,271
Other	7,484	5,325

Total accrued expenses	$24,789	$25,855

11.	SENIOR NOTES AND OTHER LONG-TERM DEBT

Senior notes and other long-term debt consist of the following:

	January 3,	January 2,
	2006	2007

$80 Million First Lien Term Loan	$—	$78,575
$65 Million Second Lien Term Loan	—	65,000
$25 Million Subordinated Note, net of unamortized discount	—	26,026
$160 Million Notes	160,000	—
New Jersey Economic Development Authority Note Payable	840	560

	160,840	170,161
Less current portion of senior notes and other long-term debt	280	3,605

Senior notes and other long-term debt	$160,560	$166,556

Debt Redemption and Refinancing

On February 28, 2006, we completed the refinancing of the AmSouth Revolver and $160 Million Notes. Our new debt obligations consist of the following:

•	$15 million revolving credit facility (Revolving Facility);

•	$80 million first lien term loan (First Lien Term Loan);

•	$65 million second lien term loan (Second Lien Term Loan); and

•	$25 million subordinated note (Subordinated Note).

Proceeds from the new debt facility were used to repay the $160 Million Notes plus a 3% redemption premium of $4.8 million and accrued and unpaid interest to the redemption date.

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Revolving Facility

The Revolving Facility has a maturity date of March 31, 2011 and provides for interest based upon the prime rate or LIBOR plus a margin. The margin may increase or decrease up to 0.25% based upon our consolidated leverage ratio as defined in the agreement. The initial margin is at prime plus 2.00% or LIBOR plus 3.00%. This facility may be used in whole or in part for letters of credit. As of January 2, 2007, nothing was borrowed under the Revolving Facility and the stated interest rate was at prime plus 2.00%, or 10.25%.

In the event that we have not extended the maturity date of the Mandatorily Redeemable Series Z Preferred Stock (Series Z) to a date that is on or after July 26, 2012 or redeemed the Series Z by December 30, 2008, then the Revolving Facility will mature on December 30, 2008.

We are required to pay an unused credit line fee of 0.5% per annum on the average daily unused amount. The unused line fee is payable quarterly in arrears. Additionally, we are required to pay a letter of credit fee based on the ending daily undrawn face amount for each letter of credit issued, of an applicable margin being based on our consolidated leverage ratio with a minimum and maximum applicable margin of 2.75% and 3.25%, respectively, plus a 0.5% arranger fee payable quarterly. Letters of credit reduce our availability under the Revolving Facility. At January 2, 2007, we had $6.7 million in letters of credit outstanding. The letters of credit expire on various dates during 2007, are automatically renewable for one additional year and are payable upon demand in the event that we fail to pay the underlying obligation related to certain workers compensation claims or distributor claims. Our availability under the Revolving Facility was $8.3 million at January 2, 2007.

The Revolving Facility contains usual and customary covenants including consolidated leverage ratios, fixed charge coverage ratios, limitations on capital expenditures, etc. The ratio covenants are based on a Consolidated EBITDA calculation (as defined in our loan agreement) and are measured on a twelve month period ending on the last day of each fiscal quarter. The loan is guaranteed by our material subsidiaries. The Revolving Facility and the related guarantees are secured by a first priority security interest in all of our assets and our material subsidiaries, including a pledge of 100% of our interest in all shares of capital stock (or other ownership or equity interests) of each material subsidiary. As of January 2, 2007, we were in compliance with all our financial and operating covenants.

Approximately $0.4 million in debt issuance costs have been capitalized and are being amortized using the straight-line method over the term of the Revolving Facility.

First Lien Term Loan

The First Lien Term Loan has a maturity date of March 31, 2011 and provides for a floating interest rate based upon the prime rate or LIBOR plus a margin. The margin may increase or decrease 0.25% based upon our consolidated leverage ratio as defined in the agreement. The initial margin is at prime plus 2.00% and/or LIBOR plus 3.00% and is payable in arrears quarterly and/or at the LIBOR date, dependent upon the rate in effect. As of January 2, 2007, the stated interest rate under the First Lien Term Loan was 8.45%, which represents a weighted average of 6-Month LIBOR plus 3.00%, or 8.45%, 2-Month LIBOR plus 3.00%, or 8.35%, and prime plus 2.00%, or 10.25%. The effective interest rate since inception was 8.85%. The facility is fully amortizing with annual aggregate principal reductions payable in quarterly installments over the term of the loan as follows:

For the 2007 fiscal year ending January 1, 2008	$3.325 million
For the 2008 fiscal year ending December 30, 2008	$5.950 million
For the 2009 fiscal year ending December 29, 2009	$11.250 million
For the 2010 fiscal year ending December 28, 2010	$32.150 million
For the 2011 fiscal quarter ending March 29, 2011	$25.900 million

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

In addition to the repayment schedule discussed above, the First Lien Term Loan also requires additional principal reductions based upon a percentage of excess cash flow as defined in the loan agreement in any fiscal year. As of January 2, 2007, no additional principal reductions were due based upon the excess cash flow definition. The First Lien Term Loan also provides us the opportunity to repay the Second Lien Term Loan or the Subordinated Note with the proceeds of a capital stock offering provided that certain consolidated leverage ratios are met.

In the event that we have not extended the maturity date of the Series Z to a date that is on or after July 26, 2012 or redeemed the Series Z by December 30, 2008, then the First Lien Term Loan will mature on December 30, 2008.

The First Lien Term Loan has usual and customary covenants including consolidated leverage ratios, fixed charge coverage ratios, limitations on capital expenditures, etc. The ratio covenants are based on a Consolidated EBITDA calculation (as defined in our loan agreement) and are measured on a twelve month period ending on the last day of each fiscal quarter. The loan is guaranteed by our material subsidiaries. The First Lien Term Loan and the related guarantees are secured by a first priority security interest in all of our assets and our material subsidiaries, including a pledge of 100% of our interest in all shares of capital stock (or other ownership or equity interests) of each material subsidiary. As of January 2, 2007, we were in compliance with all our financial and operating covenants.

Approximately $2.2 million in debt issuance costs have been capitalized and are being amortized using the effective interest method over the term of the First Lien Term Loan.

Second Lien Term Loan

The Second Lien Term Loan has a maturity date of February 28, 2012 and provides for a floating interest rate based upon the prime rate plus 5.75% or LIBOR plus 6.75%. Interest is payable in arrears on a quarterly basis. As of January 2, 2007, the stated interest rate under the Second Lien Term Loan was at LIBOR plus 6.75%, or 12.21% and the effective interest rate since inception was 12.42%. The Second Lien Term Loan has a prepayment penalty of 2.0% and 1.0% of the amount of any such optional prepayment that occurs prior to the first or second anniversary date, respectively. The Second Lien Term Loan requires principal reductions based upon a percentage of excess cash flow (as defined in the credit agreement) in any fiscal year and is also subject to certain mandatory prepayment provisions. As of January 2, 2007, no additional principal reductions were due based upon the excess cash flow definition. In the event that we have not extended the maturity date of the Series Z to a date that is on or after July 26, 2012 or redeemed the Series Z by March 30, 2009, then the Second Lien Term Loan will mature on March 30, 2009.

The Second Lien Term Loan has usual and customary covenants including consolidated leverage ratios, fixed charge coverage ratios, limitations on capital expenditures, etc. The ratio covenants are based on a Consolidated EBITDA calculation (as defined in our loan agreement) and are measured on a twelve month period ending on the last day of each fiscal quarter. The loan is guaranteed by our material subsidiaries. The Second Lien Term Loan and the related guarantees are secured by a second priority security interest in all our assets and our material subsidiaries, including a pledge of 100% of our interest in all shares of capital stock of each material subsidiary. As of January 2, 2007, we were in compliance with all our financial and operating covenants.

Approximately $1.7 million in debt issuance costs have been capitalized and are being amortized using the effective interest method over the term of the Second Lien Term Loan.

Subordinated Note

The Subordinated Note has a maturity date of February 28, 2013, carries a fixed interest rate of 13.75% per annum and requires a quarterly cash interest payment in arrears at 6.5% and quarterly paid-in kind interest that is added to the principal balance outstanding at 7.25%. As of January 2, 2007, the effective interest rate since inception was 13.64%. The Subordinated Note is held by Greenlight Capital and its affiliates (collectively referred to as Greenlight). Based on an original issue discount of 2.5%, proceeds of approximately $24.4 million were loaned to the Company. The Subordinated Note is subject to certain mandatory prepayment provisions. In the event

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

that we have not extended the maturity date of the Series Z to a date that is on or after July 26, 2013 or redeemed the Series Z by June 29, 2009, then the Subordinated Note will mature on June 29, 2009.

The Subordinated Note has usual and customary covenants including consolidated leverage ratios, fixed charge coverage ratios, limitations on capital expenditures, etc. The loan is guaranteed by our material subsidiaries. The Subordinated Note is unsecured. As of January 2, 2007, we were in compliance with all our financial and operating covenants.

Approximately $0.7 million in debt issuance costs have been capitalized and are being amortized using the effective interest method over the term of the Subordinated Note. The debt discount of $625,000 is accretive to the Subordinated Note and is amortized to interest expense using the effective interest method over the term of the Subordinated Note.

$160 Million Notes

On July 8, 2003, we issued $160 million of 13% senior secured notes maturing on July 1, 2008 (“$160 Million Notes”). On February 28, 2006, the $160 Million Notes were replaced with $170 million in new term loans as discussed above. Debt issuance costs were capitalized and amortized using the effective interest method over the term of the $160 Million Notes. During the first quarter ended April 4, 2006, debt issuance costs were written off in the amount of $3.8 million.

AmSouth Revolver

On July 8, 2003, we entered into a three-year, $15 million senior secured revolving credit facility with AmSouth Bank (“AmSouth Revolver”). On February 28, 2006, the AmSouth Revolver was replaced with a new $15 million revolving credit facility as discussed above. Debt issuance costs were capitalized and amortized using the effective interest method over the term of the AmSouth Revolver. During the first quarter ended April 4, 2006, debt issuance costs were written off to interest expense in the amount of $0.2 million.

New Jersey Economic Development Authority Note Payable

In December 1998, Manhattan Bagel Company, Inc. entered into a note payable in the principal amount of $2.8 million with the New Jersey Economic Development Authority (“NJEDA”) at an interest rate of 9% per annum. Principal is paid annually and interest is paid quarterly. The note matures on December 1, 2008 and is secured by the assets of Manhattan Bagel Company, Inc.

On July 3, 2003, we placed an advanced funding of the note in escrow to enact a debt defeasance as allowed for in the agreement. This advanced funding is shown as restricted cash and the note is included in both current portion and long-term portion of debt in the January 3, 2006 and January 2, 2007 consolidated balance sheets in accordance with the payment terms. This classification will continue until the note is fully paid from the escrow amount proceeds.

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Our term loans and notes payable obligations for the five years following January 2, 2007 are as follows:

Fiscal year (in thousands of dollars):

2007	$3,605
2008	6,230
2009	11,250
2010	32,150
2011	25,900
Thereafter	91,026

$170,161

12.	LEASES

Capital Leases

We lease certain equipment under capital leases. Included in property and equipment are the asset values of $63,000 and $268,000 and the related accumulated amortization of $16,000 and $37,000 at January 3, 2006 and January 2, 2007, respectively. Amortization of assets under capital leases is included in depreciation and amortization expense.

Operating Leases

We lease office space, restaurant space and certain equipment under operating leases having terms that expire at various dates through fiscal 2017. Our restaurant leases have renewal clauses of 1 to 20 years at our option and, in some cases, have provisions for contingent rent based upon a percentage of gross sales, as defined in the leases. Rent expense for fiscal 2004, 2005, and 2006 was approximately $27.9 million, $27.1 million, and $27.2 million, respectively. Contingent rent included in rent expense for fiscal 2004, 2005, and 2006 was approximately $130,000, $140,000, and $130,000, respectively.

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Future Minimum Lease Payments

As of January 2, 2007, future minimum lease payments under capital and operating leases were as follows (in thousands of dollars):

	Capital	Operating
Fiscal year:	Leases	Leases

2007	$93	$26,264
2008	82	21,189
2009	44	18,383
2010	7	15,925
2011	3	10,631
2012 and thereafter	—	10,165

Total minimum lease payments	229	$102,557

Less imputed interest (average rate of 4.75%)	29

Present value of minimum lease payments	200
Less current installments	76

Future minimum rental payments, net	$124

13.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following (in thousands of dollars):

	January 3,	January 2,
	2006	2007

Vendor contractual agreements(a)	$7,175	$7,099
Guaranteed franchisee debt(b)	42	—
Deferred rent	1,234	1,648
Other	159	75

	$8,610	$8,822

(a)	A strategic supplier of ours provided advance funding in the amount of $10.0 million to us in 1996 as part of a contract to continue buying products from the supplier. The contract terminates upon fulfillment of contractual purchase volumes. The accounting for this contract is to recognize a reduction of cost of goods sold based on the volume of purchases of the vendor’s product.
(b)	In connection with our acquisition of Manhattan, we agreed to guarantee certain loans to franchisees made by two financial institutions. As of January 2, 2007, all obligations under the guarantees had been satisfied.

14.	MANDATORILY REDEEMABLE SERIES Z PREFERRED STOCK

In September 2003, we completed an equity recapitalization with our preferred stockholders, who held a substantial portion of our common stock. Among other things, the Halpern Denny Fund III, L.P. (Halpern Denny) interest in our Mandatorily Redeemable Series F Preferred Stock (Series F) was converted into 57,000 shares of Series Z Mandatorily Redeemable Preferred Stock (Series Z). The major provisions of our Series Z are as follows:

•	2,000,000 shares authorized;

•	par value of $0.001 per share;

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

•	mandatory redemption upon the earlier of (i) a merger or change of control or (ii) June 30, 2009;

•	shares are non-voting (except for certain limited voting rights with respect to specified events);

•	liquidation value is $1,000 per share;

•	an annual dividend rate equal to 250 basis points higher than the highest rate paid on our funded indebtedness is payable if the shares are not redeemed by the redemption date; and

•	shares may be redeemed in whole or in part at an earlier date at our discretion.

The exchange of the Halpern Denny interest for Series Z resulted in a reduction of our effective dividend rate relative to that required by the Series F, and as a result of this and other factors, we accounted for this transaction as a troubled debt restructuring. Since a portion of this exchange included the receipt of our common stock and warrants previously held by Halpern Denny, we did not recognize a gain from troubled debt restructuring. The Series Z is recorded in the accompanying consolidated balance sheets at its full face value of $57.0 million, which represents the total cash payable upon liquidation.

15.	STOCKHOLDERS’ EQUITY

Common Stock

We are authorized to issue up to 25 million shares of common stock, par value $0.001 per share. As of January 3, 2006 and January 2, 2007, there were 10,065,072 and 10,596,419 shares outstanding, respectively.

Series A Junior Participating Preferred Stock

In June 1999, our board of directors authorized the issuance of a Series A junior participating preferred stock in the amount of 700,000 shares. This authorization was made in accordance with the Stockholder Protection Rights Plan discussed below. There are currently no issued shares.

Stockholder Protection Rights Plan

We maintain a Stockholder Protection Rights Plan (the Plan). Upon implementation of the Plan in June 1999, our Board declared a dividend distribution of one right on each outstanding share of common stock, as well as on each share later issued. Each right will allow stockholders to buy one one-hundredth of a share of Series A junior participating preferred stock at an exercise price of $10.00. The rights become exercisable if an individual or group acquires 15% or more of common stock, or if an individual or group announces a tender offer for 15% or more of common stock. The Board can redeem the rights at $0.001 per right at any time before any person acquires 15% or more of the outstanding common stock. In the event an individual (the “Acquiring Person”) acquires 15% or more of the outstanding common stock, each right will entitle its holder to purchase, at the right’s exercise price, one one-hundredth of a share of Series A junior participating preferred stock, which is convertible into common stock at one-half of the then value of the common stock, or to purchase such common stock directly if there are a sufficient number of shares of common stock authorized. Our Board has the ability to exclude any Acquiring Person from the provision of the stockholders rights plan, resulting in such Acquiring Person’s purchase of our common stock not triggering the plan. Rights held by the Acquiring Person are void and will not be exercisable to purchase shares at the bargain purchase price. If we are acquired in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right’s then-current exercise price, a number of the acquiring company’s common shares having a market value at that time of twice the right’s exercise price.

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

16.	STOCK OPTION AND WARRANT PLANS

1994 and 1995 Plans

Our 1994 Stock Plan (1994 Plan) provided for the granting to employees of incentive stock options and for the granting to employees and consultants of non-statutory stock options and stock purchase rights. On November 21, 2003, the board of directors terminated the authority to issue any additional options under the 1994 Plan. At January 2, 2007, options to purchase 17 shares of common stock at an exercise price of $210.71 per share and a remaining contractual life of 0.48 years remained outstanding under this plan.

Our 1995 Directors’ Stock Option Plan (Directors’ Option Plan) provided for the automatic grant of non-statutory stock options to non-employee directors of the Company. On December 19, 2003, our board of directors terminated the authority to issue any additional options under the Directors’ Option Plan. At January 2, 2007, options to purchase 2,324 shares of common stock at a weighted average exercise price of $32.43 per share and a weighted average remaining contractual life of 5.66 years remained outstanding under this plan.

2003 Executive Employee Incentive Plan

On November 21, 2003, our board of directors adopted the Executive Employee Incentive Plan, amended on December 19, 2003 and March 1, 2005 (2003 Plan). The 2003 Plan provides for granting incentive stock options to employees and granting non-statutory stock options to employees and consultants. Unless terminated sooner, the 2003 Plan will terminate automatically in December 2013. The board of directors has the authority to amend, modify or terminate the 2003 Plan, subject to any required approval by our stockholders under applicable law or upon advice of counsel. No such action may affect any options previously granted under the 2003 Plan without the consent of the holders. There are 1,150,000 shares issuable pursuant to options granted under the 2003 Plan. Options are generally granted with an exercise price equal to the fair market value on the date of grant, have a contractual life of ten years and typically vest over a three-year service period. Generally, 50% of options granted vest based solely upon the passage of time. We recognize compensation costs for these awards using a graded vesting attribution method over the requisite service period. The remaining 50% of options granted vest based on service and performance conditions. Options that do not vest due to the failure to achieve specific financial performance criteria are forfeited. Options to purchase approximately 144,597 shares of our common stock, which are not yet exercisable, are subject to company performance conditions. We recognize compensation costs for performance based options over the requisite service period when conditions for achievement become probable. While our operating performance improved substantially during fiscal 2006, we did not achieve all internal benchmarks necessary to earn 100% of the performance based awards. Accordingly, 74,707 of the outstanding options, or 50%, that were to vest based upon 2006 performance were cancelled. We expect that all of the non-vested awards at January 2, 2007 will vest based on future company performance. As of January 2, 2007, there were 295,957 shares reserved for future issuance under the 2003 Plan.

2004 Stock Option Plan for Independent Directors

On December 19, 2003, our board of directors adopted the Stock Option Plan for Independent Directors, effective January 1, 2004, amended on March 1, 2005 (2004 Directors’ Plan). Our board of directors may amend, suspend, or terminate the 2004 Directors’ Plan at any time, provided, however, that no such action may adversely affect any outstanding option without the option holders consent. A total of 200,000 shares of common stock have been reserved for issuance under the 2004 Directors’ Plan. The 2004 Directors’ Plan provides for the automatic grant of non-statutory stock options to independent directors on January 1 of each year and a prorated grant of options for any director elected during the year. Options are granted with an exercise price equal to the fair market value on the date of grant, become exercisable six months after the grant date and are exercisable for 5 years from the date of grant unless earlier terminated. As of January 2, 2007, there were 14,192 shares reserved for future issuance under the 2004 Directors’ Plan.

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Stock Appreciation Rights Plan

On February 17, 2007, our board of directors adopted the Stock Appreciation Rights Plan (SAR Plan). The SAR Plan provides for granting stock appreciation rights to employees. Unless terminated sooner, the SAR Plan will terminate automatically on March 31, 2012. The board of directors has the authority to amend, modify or terminate the SAR Plan, subject to any required approval by our stockholders under applicable law or upon advice of counsel, provided that, with limited exception, no modification will adversely affect outstanding rights. There are 150,000 shares issuable pursuant to stock appreciation rights granted under the SAR Plan. The value of a share from which appreciation is determined is 100% of the fair market value of a share on the date of grant. The rights expire upon the earlier of termination date of the SAR Plan or termination of employment and typically vest over a two-year service period. Generally, 50% of rights granted vest based solely upon the passage of time. We will recognize compensation costs for these awards using a graded vesting attribution method over the requisite service period. The remaining 50% of rights granted vest based on performance conditions. We will recognize compensation costs for performance based stock appreciation rights over the requisite service period when conditions for achievement become probable. Rights that do not vest are forfeited. On February 20, 2007, we granted 133,000 rights under the SAR Plan.

Option Activity

Transactions during fiscal 2004, 2005, and 2006 were as follows:

				Weighted Average
	Number of Options			Exercise Price
	2004	2005	2006	2004	2005	2006

Outstanding, beginning of year	878,345	803,341	997,152	$4.12	$3.95	$3.31
Granted	45,000	606,308	202,500	3.25	2.62	5.24
Exercised	—	—	(48,485)	—	—	2.88
Forfeited	(120,004)	(412,497)	(157,460)	(3.00)	3.52	2.98

Outstanding, end of year	803,341	997,152	993,707	$3.95	$3.31	$3.79

Exercisable, end of year	32,341	353,237	623,662	$5.92	$3.82	$3.69

The aggregate intrinsic value of options exercised during 2006 was $253,000. There were no options exercised during 2004 and 2005.

		Weighted Average
	Number of	Grant Date
	Options	Fair Value

Non-vested shares, January 3, 2006	643,915	$2.13
Granted	202,500	$3.72
Vested	(318,910)	$2.38
Forfeited	(157,460)	$2.09

Non-vested shares, January 2, 2007	370,045	$2.81

The weighted average fair value of options granted during the years ended December 28, 2004 and January 3, 2006 was $2.21 and $1.85, respectively.

At January 2, 2007, the weighted-average remaining life of outstanding and exercisable options was 7.04 years and 6.36 years, respectively. The aggregate intrinsic value of outstanding and exercisable options was $3.7 million

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

and $2.4 million, respectively. The following table summarizes information about stock options outstanding at January 2, 2007:

	Options Outstanding			Options Exercisable
			Remaining		Weighted
Range of Exercise	Number of	Weighted Average	Life	Number of	Average
Prices	Options	Exercise Price	(Years)	Options	Exercise Price

$ 0.00 — $ 4.00	718,861	$3.21	6.90	560,695	$3.47
$ 4.01 — $ 10.00	272,671	5.05	7.42	60,792	4.51
$10.01 — $241.00	2,175	35.66	5.61	2,175	35.66

	993,707	$3.79	7.04	623,662	$3.69

Warrants

As of January 2, 2007, we have no warrants outstanding and exercisable to purchase shares of our common stock. The warrants were issued in connection with private financing transactions and certain other services that occurred between 2000 and 2003. Transactions during fiscal 2004, 2005 and 2006 were as follows:

	2004	2005	2006

Outstanding at beginning of year	968,337	961,391	739,961
Issued	—	—	—
Exercised	(6,885)	(216,359)	(482,862)
Converted	—	—	—
Forfeited	(61)	(5,071)	(257,099)

Outstanding and exercisable at end of year	961,391	739,961	—

During 2006, we received total consideration of $55,000 and issued 53,217 shares of our common stock in connection with the exercises of certain warrants previously granted to a number of investors, including Greenlight. Additionally we issued 429,645 shares of our common stock to Greenlight upon Greenlight’s cashless exercises of certain warrants. Greenlight surrendered 56,953 shares of common stock in connection with such cashless exercises.

17.	SAVINGS PLAN

We sponsor a qualified defined contribution retirement plan covering eligible employees of New World Restaurant Group (the 401(k) Plan). Employees, excluding officers, are eligible to participate in the plan if they meet certain compensation and eligibility requirements. The 401(k) Plan allows participating employees to defer the receipt of a portion of their compensation and contribute such amount to one or more investment options. We have accrued a discretionary match of approximately 25% of the participants’ elective contribution for 2006. Our contribution to the plan was $0.3 million, $0.3 million, and $0.2 million for 2004, 2005, and 2006, respectively. Employer contributions vest at the rate of 100% after three years of service.

18.	INTEGRATION AND REORGANIZATION COSTS

2001 Restructuring

During the quarter ended July 3, 2001, we implemented a plan to consolidate our two dough manufacturing facilities on the West Coast, eliminate duplicative labor lines of assembly, and terminate certain lease obligations

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

inclusive of several restaurant and other locations. We initially recorded a restructuring accrual of approximately $4.4 million associated with this restructuring plan. Approximately $1.0 million of this charge represented a write-off of equipment and leasehold improvements that were either abandoned or deemed unusable by us.

During 2004, previously recorded estimates of integration and reorganization costs associated with the consolidation were adjusted by $138,000 to reflect a reduction to the accrual.

2002 Restructuring

During the quarter ended October 1, 2002, we implemented a plan to shut down our dough manufacturing facilities on the East Coast. During the quarter ended December 31, 2002, we implemented a plan to terminate the lease obligation for the Eatontown location. We vacated the Eatontown location in the last week of 2002. When initiated, the restructuring plans were expected to take approximately one year to complete, subject to our ability to sublease the Eatontown facility. We ultimately recorded a $4.8 million charge associated with the restructuring plans in 2002. Approximately $2.2 million of this charge represented a write-off of equipment and leasehold improvements that were either abandoned or deemed unusable by us. In the fourth quarter of fiscal 2003, we became aware that the Eatontown facility was in the process of being sold and that the landlord had engaged a valuation expert to determine the total cost associated with our vacating the facility. Based upon the results of this study, we adjusted our initial charge to our estimate of the ultimate liability on the Eatontown facility. During April 2004, we reached an agreement with the landlord of the Eatontown facility to settle outstanding litigation. Previously recorded integration and reorganization estimates associated with closing this facility were adjusted to reflect a reduction of the prior year’s accrued cost of $0.7 million.

19.	LOSS (GAIN) ON SALE, DISPOSAL OR ABANDONMENT OF ASSETS

During fiscal 2004, we recorded a loss on disposal or abandonment of assets of approximately $0.1 million due to the disposal of menu boards as a result of our new menu offerings and approximately $1.5 million due to the abandonment of leasehold improvements related to closed restaurants and our administrative facilities located in New Jersey. The loss on disposal or abandonment of assets was offset by a gain of approximately $90,000 on the sale of the assets of Willoughby’s as further described below.

20.	SALE OF WILLOUGHBY’S COFFEE AND TEA

Effective October 6, 2004, we executed an Asset Purchase Agreement and sold the assets of Willoughby’s to the original founders. The Willoughby’s business consisted of a coffee roasting plant, three retail locations and an office space.

Components of the asset sale included, but were not limited to:

•	The “Willoughby’s Coffee & Tea” trade name, trademark and logo,

•	The “Serious Coffee” trademark,

•	The willoughbyscoffee.com domain name and existing website,

•	All property and equipment of Willoughby’s, and

•	Cash in drawer, accounts receivable, and inventory at all Willoughby’s locations.

Under the terms of agreement, we sold the assets for a total sales price of approximately $0.4 million, which was received in cash. In connection with the sale of Willoughby’s, we also executed a two-year supply agreement to purchase coffee for our New World Coffee cafés from the buyer.

We considered SFAS No. 144 in our determination that the revenues, cost of sales, other operating expenses and the net book value of the assets related to the sale of the coffee roasting plant and three retail locations included

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

in the Willoughby’s business were immaterial in relation to our Einstein Bros., Noah and Manhattan restaurants, as well as the consolidated financial statements taken as a whole. Accordingly, we have not presented discontinued operations in the accompanying consolidated statements of operations. We recognized a gain from the sale of approximately $90,000 during the year ended December 28, 2004.

21.	INCOME TAXES

We record deferred tax assets and liabilities based on the difference between the financial statement and income tax basis of assets and liabilities using the enacted statutory tax rate in effect for the year differences are expected to be taxable or refunded. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. The recorded deferred tax assets are reviewed for impairment on a quarterly basis by reviewing our internal estimates for future net income. Due to the uncertainty of future taxable income, deferred tax assets resulting from these net operating losses have been fully reserved. To date we have incurred substantial net losses that have created significant net operating loss carryforwards (NOL’s) for tax purposes. Our NOL’s are one of our deferred income tax assets. Over the past two years, we have reduced our net losses substantially from prior years.

In accordance with SFAS 109, “Accounting for Income Taxes”, we will assess the continuing need for a valuation allowance that results from uncertainty regarding our ability to realize the benefits of our deferred tax assets. The ultimate realization of deferred income tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. As we move closer toward achieving net income for a full year, we will review various qualitative and quantitative data, including events within the restaurant industry, the cyclical nature of our business, our future forecasts and historical trending. If we conclude that our prospects for the realization of our deferred tax assets are more likely than not, we will then reduce our valuation allowance as appropriate and credit income tax expense after considering the following factors:

•	The level of historical taxable income and projections for future taxable income over periods in which the deferred tax assets would be deductible, and

•	Accumulation of net income before tax utilizing a look-back period of three years.

The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward periods are reduced. As of January 2, 2007, net operating loss carryforwards of $157 million were available to be utilized against future taxable income for years through fiscal 2026, subject to annual limitations.

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The provision for income taxes consists of the following:

	2004	2005	2006
	(in thousands of dollars)

Current
Federal	$—	$—	$—
State	(49)	—	—

Total current income tax (benefit)	(49)	—	—

Deferred
Federal	(6,529)	(4,201)	(2,329)
State	(611)	(390)	(216)

Total deferred income tax benefit	(7,140)	(4,591)	(2,545)

Increase in valuation allowance	7,140	4,591	2,545

Total income tax benefit (expense)	$(49)	$—	$—

A reconciliation between the reported provision for income taxes and the amount computed by applying the statutory federal income tax rate of 35% to loss before income taxes is as follows:

	2004	2005	2006
	(in thousands of dollars)

Expected tax benefit at 35%	$(6,109)	$(4,906)	$(2,403)
State tax benefit, net of federal benefit	(611)	(390)	(216)
Other, net	(469)	705	74
Change in valuation allowance	7,140	4,591	2,545

Total benefit (provision) for taxes	$(49)	$—	$—

The income tax effects of temporary differences that give rise to significant portions of deferred tax assets as of and December 28, 2004 , January 3, 2006 and January 2, 2007 are as follows:

	2004	2005	2006
	(in thousands of dollars)

Deferred tax assets Operating loss carryforwards	$57,412	$59,958	$59,990
Capital loss carryforwards	1,237	1,237	1,237
Accrued expenses	2,424	1,317	2,003
Allowances for doubtful accounts	893	183	193
Other assets	32	58	—
Property, plant and equipment	12,016	15,852	17,727

Total gross deferred tax asset	74,014	78,605	81,150
Less valuation allowance	(74,014)	(78,605)	(81,150)

Total deferred tax asset	$—	$—	$—

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

22.	SUPPLEMENTAL CASH FLOW INFORMATION

	2004	2005	2006
	(in thousands of dollars)

Cash paid during the period for:
Interest	$21,166	$32,084	$16,135
Prepayment penalty upon redemption of $160 Million Notes	—	—	4,800
Non-cash investing and financing activities:
Non-cash option issuance	$205	—	—
Non-cash purchase of equipment through capital leasing	$51	$33	$205

23.	RELATED PARTY TRANSACTIONS

E. Nelson Heumann is the chairman of our board of directors and is a current employee of Greenlight Capital, Inc. Greenlight and its affiliates beneficially own approximately 94 percent of our common stock on a fully diluted basis. As a result, Greenlight has sufficient voting power without the vote of any other stockholders to determine what matters will be submitted for approval by our stockholders, to approve actions by written consent without the approval of any other stockholders, to elect all of our board of directors, and among other things, to determine whether a change in control of our company occurs.

Greenlight owned $35.0 million of our $160 Million Notes when we called the Notes for redemption in January 2006. The Notes were redeemed from the proceeds of our refinancing in February 2006 as further described in Note 11.

We entered into the Subordinated Note with Greenlight in February 2006 as further described in Note 11. The Subordinated Note has a maturity date of February 28, 2013, carries a fixed interest rate of 13.75% per annum and requires a quarterly cash interest payment in arrears at 6.5% and quarterly paid-in kind interest that is added to the principal balance outstanding at 7.25%. Total interest expense related to the Subordinated Note with Greenlight was $3.0 million for the year ended January 2, 2007.

During the quarter ended October 3, 2006, we issued 429,645 shares of our common stock to Greenlight in connection with cashless exercises of certain warrants previously granted by us. Greenlight surrendered 56,953 shares of common stock to us in connection with such cashless exercises. We issued these warrants in private financing transactions that occurred between 2000 and 2003.

Leonard Tannenbaum, a director, is a limited partner and 10% owner in BET. BET purchased $7.5 million of our $160 Million Notes and Mr. Tannenbaum purchased an additional $0.5 million of our $160 Million Notes in the market. In January 2006, Mr. Tannenbaum and BET’s Notes were called for redemption and were redeemed from the proceeds of our refinancing in February 2006 as further described in Note 11.

During the quarter ended October 3, 2006, we received consideration of $6,183 and issued 6,057 shares of our common stock in connection with the exercises of certain warrants previously granted by us to Mr. Tannenbaum and BET. We issued these warrants in private financing transactions that occurred between 2000 and 2003.

On December 8, 2003, we entered into a consulting agreement with Ms. Jill B. W. Sisson to provide legal, consulting and advisory services to us and to serve as General Counsel and Secretary. On December 19, 2003, Ms. Sisson was granted options to purchase 75,000 shares of common stock pursuant to the 2003 Plan. The Company subsequently granted 31,250 additional options to Ms. Sisson in 2005. Certain options vest in part, upon length of service and in part, upon the achievement of specified financial goals by us. In addition, Ms. Sisson is eligible to receive annual additional premium compensation based upon company performance and personal performance. Currently, Ms. Sisson receives $18,750 per month under this agreement. Ms. Sisson will also be reimbursed for reasonable and necessary out-of-pocket expenses. The agreement provides for non-solicitation of

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

our employees for a year after termination of the agreement, and can be terminated by either party upon 30 days notice.

24.	PURCHASE COMMITMENTS

We have obligations with certain of our major suppliers of raw materials (primarily frozen bagel dough and cream cheese) for minimum purchases both in terms of quantity and pricing on an annual basis. Furthermore, from time to time, we will commit to the purchase price of certain commodities that are related to the ingredients used for the production of our bagels. On a periodic basis, we review the relationship of these purchase commitments to our business plan, general market trends and our assumptions in our operating plans. If these commitments are deemed to be in excess of the market, we will expense the excess purchase commitment to cost of sales, in the period in which the shortfall is determined. The total of our future purchase obligations at January 2, 2007 was approximately $3.3 million.

25.	LITIGATION

We are subject to claims and legal actions in the ordinary course of our business, including claims by or against our franchisees, licensees and employees or former employees and/or contract disputes. We do not believe any currently pending or threatened matter would have a material adverse effect on our business, results of operations or financial condition.

26.	QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 2005 and 2006:

	Fiscal year 2005:
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(13 wks)	(13 wks)	(13 wks)	(14 wks)
	(in thousands of dollars, except per share amounts)

Revenue	$93,295	$97,113	$94,782	$103,903
Income from operations	$1,664	$1,421	$885	$5,398
Net loss	$(4,198)	$(4,283)	$(4,814)	$(723)
Net loss per common share — Basic and Diluted	$(0.43)	$(0.44)	$(0.49)	$(0.07)
Weighted average number of common shares outstanding:
Basic and Diluted	9,848,713	9,860,886	9,868,623	9,902,989

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

	Fiscal year 2006:
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(13 wks)	(13 wks)	(13 wks)	(13 wks)
	(in thousands of dollars, except per share amounts)

Revenue	$97,076	$97,956	$95,752	$99,178
Income from operations	$1,883	$3,170	$5,486	$10,899
Net income (loss)(a)	$(12,092)	$(1,542)	$752	$6,014
Net income (loss) per common share — Basic	$(1.20)	$(0.15)	$0.07	$0.57
Net income (loss) per common share — Diluted	$(1.20)	$(0.15)	$0.07	$0.54
Weighted average number of common shares outstanding:
Basic	10,065,072	10,171,236	10,593,085	10,596,266

Diluted	10,065,072	10,171,236	11,036,527	11,110,643

(a)	In connection with refinancing our $160 Million Notes, we wrote off $4.0 million of debt issuance costs and paid a 3% redemption premium in the amount of $4.8 million during the first quarter ended 2006.

NEW WORLD RESTAURANT GROUP, INC.
Schedule II — Valuation and Qualifying Accounts

	Balance at			Balance at
	beginning			end
	of period	Additions(a)	Deductions(b)	of period
	(in thousands of dollars)

For the fiscal year ended December 28, 2004:
Allowance for doubtful accounts	$3,310	177	(1,012)	$2,475
Restructuring reserve	$4,073	(869)	(3,183)	$21
Valuation allowance for deferred taxes	$66,874	7,140	—	$74,014
For the fiscal year ended January 3, 2006:
Allowance for doubtful accounts	$2,475	(158)	(1,837)	$480
Restructuring reserve	$21	—	(21)	$—
Valuation allowance for deferred taxes	$74,014	4,591	—	$78,605
For the fiscal year ended January 2, 2007:
Allowance for doubtful accounts	$480	133	(108)	$505
Restructuring reserve	—	—	—	$—
Valuation allowance for deferred taxes	$78,605	2,545	—	$81,150

Notes:

(a)	Amounts charged to costs and expenses.
(b)	Bad debt write-offs and charges to reserves.

See accompanying report of independent registered public accounting firm

S-1

AVOID THE MORNING RUT HOUR
EINSTEIN BROS BAGELS
anything but routine
Plain
Onion & Chive
fancy schmancy catering
NOAH'S NEW YORK BAGELS
PLEASANTON
Manhattan BAGEL

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of common stock registered hereby, all of which expenses, except for the Securities and Exchange Commission registration fee, are estimated.

Securities and Exchange Commission registration fee		$3,837.50
NASD fee		$13,000.00
Nasdaq listing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”), Article Twelfth of the Restated Certificate of Incorporation, as amended, of New World Restaurant Group, Inc., a Delaware corporation (“Registrant”), eliminates the personal liability of Registrant’s directors to Registrant or its stockholders for monetary damages for the breach of any fiduciary duty as a director, except for liabilities related to (a) any breach of a director’s duty of loyalty to Registrant or its stockholders, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) a violation under Section 174 of the DGCL or (d) for any transaction from which a director derives an improper personal benefit.

Section 145 of the DGCL permits Registrant to indemnify its directors and officers. In addition, Article Eleventh of Registrant’s Restated Certificate of Incorporation and Article 6 of the Registrant’s By-Laws require Registrant to indemnify any current or former directors or officer to the fullest extent permitted by the DGCL.

Item 15.	Recent Sales of Unregistered Securities

During the three years preceding the filing of this registration statement, Registrant has not sold securities without registration under the Securities Act of 1933, except as described below.

Securities issued in each of such transactions were offered and sold in reliance upon the exemption from registration under Section 4(2) of the Securities Act, relating to sales by an issuer not involving a public offering. The sales of securities were made without the use of an underwriter. The recipients of the securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and restrictive legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about Registrant or had access, through relationships with Registrant, to information about Registrant.

During the second quarter of 2004, we received consideration of $568 and issued 557 shares of our common stock upon the exercise of certain warrants granted by us subject to registration rights agreements. We issued these warrants to the warrant holder in a private financing transaction related to our issuance of increasing rate notes which were repaid in July 2003.

During the fourth quarter of 2004, we received consideration of $6,464 and issued 6,328 shares of our common stock upon the exercise of certain warrants granted by us subject to registration rights agreements. We issued these warrants to the warrant holder in a private financing transaction related to our issuance of increasing rate notes that were repaid in July 2003.

During fiscal 2005, we received consideration of $221,000 and issued 216,359 shares of our common stock upon the exercise of certain warrants granted by us subject to registration rights agreements. We issued these warrants to the warrant holders in private financing transactions related to our issuance of increasing rate notes that were repaid in July 2003.

During fiscal 2006, we received total consideration of $55,000 and issued 53,217 shares of our common stock in connection with the exercises of certain warrants previously granted to a number of investors, including Greenlight, Leonard M. Tannenbaum and BET. Additionally we issued 429,645 shares of our common stock to Greenlight upon Greenlight’s cashless exercises of certain warrants. Greenlight surrendered 56,953 shares of common stock in connection with such cashless exercises. We had issued all of these warrants to warrant holders in private financing transactions that occurred between 2000 and 2003.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed with this registration statement:

Exhibit
No.	Description

1.1	Form of Underwriting Agreement**
3.1	Restated Certificate of Incorporation(3)
3.11	Amendment to Restated Certificate of Incorporation(6)
3.12	Amendment to Restated Certificate of Incorporation(7)
3.13	Amendment to Restated Certificate of Incorporation(8)
3.14	Amendment to Restated Certificate of Incorporation(9)
3.15	Amendment to Restated Certificate of Incorporation(10)
3.16	Amendment to Restated Certificate of Incorporation(11)
3.2	Third Amended By-laws(1)
3.3	Amendments to By-laws(4)
4.1	Specimen Common Stock Certificate of Registrant**
4.2	New World Restaurant Group, Inc. Certificate of Designation, Preferences and Rights of Series Z Preferred Stock(5)
5.1	Opinion of Holme Roberts & Owen LLP**
10.1	1994 Stock Plan(1)+
10.2	Directors’ Option Plan(1)+
10.3	Executive Employee Incentive Plan(14)+
10.4	Amendment to Executive Employee Incentive Plan(15)+
10.5	Stock Option Plan for Independent Directors(16)+
10.6	Amendment to Stock Option Plan for Independent Directors(17)+
10.7	Consulting Agreement between Registrant and Jill B.W. Sisson effective as of December 8, 2003(12)+
10.8	Rights Agreement between Registrant and American Stock Transfer and Trust Company, as Rights Agent, dated as of June 7, 1999.(2)

Exhibit
No.	Description

10.9	Approved Supplier Agreement dated as of November 30, 2006, by and among New World Restaurant Group, Inc., Einstein and Noah Corp., Manhattan Bagel Company, Inc., and Harlan Bagel Supply Company, LLC, and Harlan Bakeries, Inc. (Certain information contained in this exhibit has been omitted and filed separately with the Commission pursuant to a confidential treatment request under Rule 24b-2)(20)
10.10	First Lien Credit Agreement dated January 26, 2006, among the Registrant, Bear, Stearns & Co. Inc. (“Bear Stearns”), as sole lead arranger, Wells Fargo Foothill, Inc., as administrative agent and the other lenders from time to time parties thereto(18)
10.11	Second Lien Credit Agreement dated January 26, 2006, among the Registrant; Bear Stearns, as sole lead arranger, Bear Stearns Corporate Lending Inc., as administrative agent, and the other lenders from time to time parties thereto(18)
10.12	Subordinated Credit Agreement dated January 26, 2006, among the Registrant, Greenlight Capital, L.P., Greenlight Capital Qualified, L.P. and any other lenders from time to time parties thereto (18)
10.13	New World Restaurant Group, Inc. Stock Appreciation Rights Plan(19)+
21.1	List of Subsidiaries*
23.1	Consent of Grant Thornton LLP*
23.2	Consent of Holme Roberts & Owen LLP (included in Exhibit 5.1)**
24.1	Power of Attorney*

*	Filed herewith.
**	To be filed by amendment.
+	Management contract.
(1)	Incorporated by reference from Registrant’s Registration Statement on Form SB-2 (33-95764).
(2)	Incorporated by reference from Registrant’s Current Report on Form 8-K dated June 7, 1999.
(3)	Incorporated by reference from Registrant’s Current Report on Form 8-K dated September 7, 1999.
(4)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2002, filed on May 14, 2003.
(5)	Incorporated by reference from Registrant’s Schedule 14A, filed on September 10, 2003 included as schedule 1 to annex B.
(6)	Incorporated by reference from Registrant’s Schedule 14A, filed on September 10, 2003 included as annex D.
(7)	Incorporated by reference from Registrant’s Schedule 14A, filed on September 10, 2003 included as annex E.
(8)	Incorporated by reference from Registrant’s Schedule 14A, filed on September 10, 2003 included as annex F.
(9)	Incorporated by reference from Registrant’s Schedule 14A, filed on September 10, 2003 included as annex G.
(10)	Incorporated by reference from Registrant’s Schedule 14A, filed on September 10, 2003 included as annex H.
(11)	Incorporated by reference from Registrant’s Schedule 14A, filed on September 10, 2003 included as annex I.
(12)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the Fiscal Year Ended December 30, 2003, filed on March 26, 2004.
(13)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the Fiscal Year Ended December 28, 2004, filed on March 11, 2005.
(14)	Incorporated by reference from Registrant’s Schedule 14A, filed on April 29, 2005 included as annex A.
(15)	Incorporated by reference from Registrant’s Schedule 14A, filed on April 29, 2005 included as annex B.
(16)	Incorporated by reference from Registrant’s Schedule 14A, filed on April 29, 2005 included as annex C.
(17)	Incorporated by reference from Registrant’s Schedule 14A, filed on April 29, 2005 included as annex D.
(18)	Incorporated by reference from Registrant’s Current Report on Form 8-K, filed on February 1, 2006.
(19)	Incorporated by reference from Registrant’s Registration Statement on Form S-8, filed on February 20, 2007.
(20)	Incorporated by reference from Registrant’s Annual Report on Form 10-K, filed on March 7, 2007.

(b) Financial Statement Schedules

See the Index to Consolidated Financial Statements included on page F-1 for a list of the financial statements included in this prospectus.

See page S-1 for Schedule II — Valuation and Qualifying Accounts.

All schedules not identified above have been omitted because they are not required, are not applicable or the information is included in the selected consolidated financial data or notes contained in this Registration Statement.

Item 17.	Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Golden, State of Colorado, on April 10, 2007.

NEW WORLD RESTAURANT GROUP, INC.

By:	*
Paul J.B. Murphy, III
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Paul J.B. Murphy, III	President and Chief Executive Officer and Director (Principal Executive Officer)	April 10, 2007

* Richard P. Dutkiewicz	Chief Financial Officer (Principal Financial and Accounting Officer)	April 10, 2007

* Michael W. Arthur	Director	April 10, 2007

* E. Nelson Heumann	Director	April 10, 2007

* James W. Hood	Director	April 10, 2007

* Frank C. Meyer	Director	April 10, 2007

* S. Garrett Stonehouse, Jr.	Director	April 10, 2007

* Leonard M. Tannenbaum	Director	April 10, 2007

*/s/ Jill B. Sisson, Attorney in Fact

EXHIBIT INDEX

Exhibit
No.	Description

1.1	Form of Underwriting Agreement**
3.1	Restated Certificate of Incorporation(3)
3.11	Amendment to Restated Certificate of Incorporation(6)
3.12	Amendment to Restated Certificate of Incorporation(7)
3.13	Amendment to Restated Certificate of Incorporation(8)
3.14	Amendment to Restated Certificate of Incorporation(9)
3.15	Amendment to Restated Certificate of Incorporation(10)
3.16	Amendment to Restated Certificate of Incorporation(11)
3.2	Third Amended By-laws(1)
3.3	Amendments to By-laws(4)
4.1	Specimen Common Stock Certificate of Registrant**
4.2	New World Restaurant Group, Inc. Certificate of Designation, Preferences and Rights of Series Z Preferred Stock(5)
5.1	Opinion of Holme Roberts & Owen LLP**
10.1	1994 Stock Plan(1)+
10.2	Directors’ Option Plan(1)+
10.3	Executive Employee Incentive Plan(14)+
10.4	Amendment to Executive Employee Incentive Plan(15)+
10.5	Stock Option Plan for Independent Directors(16)+
10.6	Amendment to Stock Option Plan for Independent Directors(17)+
10.7	Consulting Agreement between Registrant and Jill B.W. Sisson effective as of December 8, 2003(12)+
10.8	Rights Agreement between Registrant and American Stock Transfer and Trust Company, as Rights Agent, dated as of June 7, 1999.(2)
10.9	Approved Supplier Agreement dated as of November 30, 2006, by and among New World Restaurant Group, Inc., Einstein and Noah Corp., Manhattan Bagel Company, Inc., and Harlan Bagel Supply Company, LLC, and Harlan Bakeries, Inc. (Certain information contained in this exhibit has been omitted and filed separately with the Commission pursuant to a confidential treatment request under Rule 24b-2)(20)
10.10	First Lien Credit Agreement dated January 26, 2006, among the Registrant, Bear, Stearns & Co. Inc. (“Bear Stearns”), as sole lead arranger, Wells Fargo Foothill, Inc., as administrative agent and the other lenders from time to time parties thereto(18)
10.11	Second Lien Credit Agreement dated January 26, 2006, among the Registrant; Bear Stearns, as sole lead arranger, Bear Stearns Corporate Lending Inc., as administrative agent, and the other lenders from time to time parties thereto(18)
10.12	Subordinated Credit Agreement dated January 26, 2006, among the Registrant, Greenlight Capital, L.P., Greenlight Capital Qualified, L.P. and any other lenders from time to time parties thereto (18)
10.13	New World Restaurant Group, Inc. Stock Appreciation Rights Plan(19)+
21.1	List of Subsidiaries*
23.2	Consent of Holme Roberts & Owen LLP (included in Exhibit 5.1)**
23.1	Consent of Grant Thornton LLP*
24.1	Power of Attorney*

*	Filed herewith.
**	To be filed by amendment.
+	Management contract.
(1)	Incorporated by reference from Registrant’s Registration Statement on Form SB-2 (33-95764).
(2)	Incorporated by reference from Registrant’s Current Report on Form 8-K dated June 7, 1999.
(3)	Incorporated by reference from Registrant’s Current Report on Form 8-K dated September 7, 1999.
(4)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2002, filed on May 14, 2003.
(5)	Incorporated by reference from Registrant’s Schedule 14A, filed on September 10, 2003 included as schedule 1 to annex B.
(6)	Incorporated by reference from Registrant’s Schedule 14A, filed on September 10, 2003 included as annex D.
(7)	Incorporated by reference from Registrant’s Schedule 14A, filed on September 10, 2003 included as annex E.
(8)	Incorporated by reference from Registrant’s Schedule 14A, filed on September 10, 2003 included as annex F.
(9)	Incorporated by reference from Registrant’s Schedule 14A, filed on September 10, 2003 included as annex G.
(10)	Incorporated by reference from Registrant’s Schedule 14A, filed on September 10, 2003 included as annex H.
(11)	Incorporated by reference from Registrant’s Schedule 14A, filed on September 10, 2003 included as annex I.
(12)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the Fiscal Year Ended December 30, 2003, filed on March 26, 2004.
(13)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the Fiscal Year Ended December 28, 2004, filed on March 11, 2005.
(14)	Incorporated by reference from Registrant’s Schedule 14A, filed on April 29, 2005 included as annex A.
(15)	Incorporated by reference from Registrant’s Schedule 14A, filed on April 29, 2005 included as annex B.
(16)	Incorporated by reference from Registrant’s Schedule 14A, filed on April 29, 2005 included as annex C.
(17)	Incorporated by reference from Registrant’s Schedule 14A, filed on April 29, 2005 included as annex D.
(18)	Incorporated by reference from Registrant’s Current Report on Form 8-K, filed on February 1, 2006.
(19)	Incorporated by reference from Registrant’s Registration Statement on Form S-8, filed on February 20, 2007.
(20)	Incorporated by reference from Registrant’s Annual Report on Form 10-K, filed on March 7, 2007.